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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnson Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL



FILE NO. 82- 02416 FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

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DAT : 7/17/07

082-02416

3-31-07
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JOHNSON
ELECTRIC

innovating motion

Johnson Electric Holdings Limited

Annual Report 2007

(Stock Code: 179)

JOHNSON ELECTRIC VISION

We are ***the growth*** *company in motion related businesses. Come grow with us.*

Being the industry's *growth* leader, Johnson Electric creates significant benefits for all its stakeholders.

- Customers will have improved value and assurance of supply globally.
- Employees will have the opportunity to learn and *grow* professionally. Hiring of talented new employees will be enhanced because growth is a sought after attribute of preferred employers.
- Suppliers of materials and services will also directly benefit from Johnson Electric's *growth*. Increased component volumes and new products will improve the efficiency, profits and stability of the best companies in Johnson Electric's supply chain.
- In combination, the broad range of *growth* related benefits, ultimately provides superior returns to Johnson Electric's shareholders.

JOHNSON ELECTRIC'S BRAND PROMISE

Johnson Electric is the most reliable partner

Johnson Electric is responsive and flexible; and has the financial stability and organizational integrity to meet all of our commitments and to support our customer's success. Product reliability and assurance of supply are our commitment.

Johnson Electric delivers competitive advantage

Johnson Electric delivers differentiation and innovation through its motion products – subsystems comprising of stepper motors, DC motors, switches, solenoids, flexi-circuits, motion control, precision plastics and precision gears.

CORPORATE PROFILE

Johnson Electric is one of the world's largest providers of motion subsystems and motion components for automotive and industrial applications.

Established in 1959, Johnson Electric ships its products to more than thirty countries in hundreds of different applications and has a capacity of producing over 1 billion motors and motion subsystems.

Johnson Electric's **goal** is the **creation of shareholder and customer value**. The focus of the Group's business strategy is to grow with innovative and differentiated products that deliver competitive advantage for its customers.

Johnson Electric's principal financial objective is to maximize long-term cash flow by investing in markets and product segments that offer superior growth prospects and in areas where the Group can leverage its substantial resources and competencies.

Johnson Electric has over 40,000 employees and subcontract workers in 20 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, China, Japan, Israel, Italy, Switzerland, Germany and USA.

Listed on the Stock Exchange of Hong Kong since 1984, Johnson Electric has a sponsored American Depository Receipt Program in the United States through JPMorgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Yik-Chun Koo Wang
Honorary Chairman
Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Richard Li-Chung Wang
Executive Director
\# Peter Stuart Allenby Edwards
\# Patrick Blackwell Paul
\# Michael John Enright
\# Laura May-Lung Cha *JP*
* Peter Wang Kin Chung
\# Oscar de Paula Bernardes Neto

* *Non-Executive Director*
\# *Independent Non-executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Head Office

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited	: 179
Bloomberg	: 179 HK
Reuters	: 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
25th – 30th July 2007

Annual General Meeting

30th July 2007

Dividends (per share)

Interim Dividend	: 4.5 HK cents
Paid on	: 4th January 2007
Final Dividend	: 8.5 HK cents
Payable on	: 3rd August 2007

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2007

	2007	2006	Percent increase/
	US$M	US$M	(decrease)
Turnover	**2,087**	1,526	37%
EBITDA	**265**	201	32%
Profit before income tax	**136**	116	17%
Profit attributable to equity holders	**110**	94	17%
Capital expenditure	**77**	66	17%
Shareholders' funds	**941**	846	11%
Earnings per share (US cents)	**2.99**	2.56	17%
Dividend per share (US cents)	**1.67**	1.67	–

TURNOVER

A compound annual growth rate of 19.1 per cent.



US$M
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

A compound annual growth rate of 11.8 per cent.



US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2007

	2007 US$M	%	2006 US$M	%
Automotive Products Group ("APG")	**1,051**	**50**	777	51
Industry Products Group ("IPG")	**722**	**35**	600	39
Other Businesses	**314**	**15**	149	10
Total	**2,087**	**100**	1,526	100


APG
IPG
Other Business
2007
2006

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2007

	2007 US$M	%	2006 US$M	%
Europe	**896**	**43**	619	41
America	**505**	**24**	396	26
Asia	**686**	**33**	511	33
Total	**2,087**	**100**	1,526	100


Europe
America
Asia
2007
2006

Note: Certain comparative figures of sales by product application and by geographic destination have been reclassified to conform with the current year's presentation.

A MESSAGE FROM PATRICK WANG

TO OUR SHAREHOLDERS,

Johnson Electric recorded increased sales and earnings in the 2007 financial year in a difficult operating environment. Global component manufacturers like ourselves continue to be heavily impacted by high and volatile raw material prices, rising production costs in mainland China, and soft demand in many important end-customer markets – most notably in the North American and European automotive sectors.

Despite these strong headwinds, the Group continued to make positive progress in integrating and building upon the technology, talent and new customer channels that became part of the business as a result of the acquisitions of Saia-Burgess Electronics and Parlex Corporation.

SUMMARY OF 2006-07 RESULTS

- For the financial year ended 31st March 2007, total sales were US$2,087 million – an increase of 37% compared to the 2006 financial year
- Operating profit after restructuring charges and provisions was US$164 million, an increase of 35%
- Net earnings attributable to shareholders increased by 17% to US$110 million or 2.99 US cents per share
- The Board has recommended a final dividend of 1.09 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.67 US cents per share

SALES PERFORMANCE

The significant increase in sales was primarily due to the inclusion of a full year of sales contributions from Saia-Burgess Electronics and Parlex Corporation which were acquired in November 2005, compared to only five months in the previous year. Excluding the effect of adding those acquisitions and other recently consolidated businesses, including Ri Yong, Group sales grew by an underlying rate of approximately 5%.

The Automotive Products Group (APG), the largest operating division, generated sales of US$1,051 million – an increase of 35% over the prior year following the combining of Johnson Electric's original automotive motors business units with the automotive actuator, stepper motor, and other auto related products of Saia-Burgess. The division is competing in a market where many of its major OEM customers are experiencing severe financial pressure and overcapacity, although it did benefit from the strength of the Euro currency against the US Dollar during the year. So far, the structural problems facing the automotive industry, along with the nature of many long-term component supply agreements, have constrained the ability of the Group to pass on the full effects of higher raw material prices to our customers.

The Industry Products Group (IPG) recorded sales of US$722 million – a 20% increase compared to the prior year which was mostly due to the merging of the former Commercial Motors division of Johnson Electric with the Industry division of Saia-Burgess. Progress was made in achieving higher price realisation for selected motor products in this division, though competitive pressures in the more standardised segments of the market continued to be intense.

Other smaller businesses within the Group contributed a combined US$314 million to total sales. In part this reflected the full year contribution of Parlex Corporation, a flexible printed circuit board business that experienced growth in demand for its products at an annualised rate of approximately 9%, plus a full year contribution from the Controls business of Saia-Burgess. It also reflected strong growth in the Group's Trading business and the consolidation of sales of China Autoparts, Inc., a small but fast growing PRC castings business that became a subsidiary in 2006.

PROFIT IMPROVEMENTS CONSTRAINED BY HIGH INPUT COSTS AND RESTRUCTURING CHARGES

As noted earlier, the profitability of the Group continues to be affected by high and volatile raw material costs – particularly copper, steel, and plastics which together represent the largest portion of the Group's materials purchases. In addition, the company has been bearing the negative financial effects of higher PRC labour rates and the strengthening of the Renminbi currency.

On the positive side, the company continues to make progress in improving its production efficiency through a variety of operational initiatives including in-sourcing the production of selected components and, compared to last year, lower average steel prices also have had a beneficial effect on the business.

Some business units have not been performing at the level expected and management is taking action to address the underlying performance issues. Parlex, for example, despite healthy top-line revenue growth has been behind plan on its restructuring and this has necessitated a strengthening in management controls and processes to ensure that it becomes a profitable contributor to the Group. Similarly, within the acquired Saia-Burgess group of businesses, the Switches operation is requiring focused attention to improve its manufacturing effectiveness and market positioning.

As part of the ongoing process to optimise the global manufacturing footprint of the enlarged business, Johnson Electric incurred total restructuring charges and provisions – including those relating to the shutdown of plants in Dalian, PRC and Cranston, USA – of slightly in excess of US$12 million, which compared to US$17 million in the prior year. The payback for these investments will be seen in the coming year.

The combination of the above factors resulted in the Group's operating profit margins being 8%, similar to last year.

TRANSFORMATION TOWARDS ENGINEERED MOTION SYSTEM SOLUTIONS

Twelve months ago, we were in the early stages of integrating two important acquisitions. A year on, I am pleased to report that Saia-Burgess and Parlex are clearly providing us with a set of capabilities and technology that is transforming and strengthening Johnson Electric's long-term prospects.

The Group is evolving from having a leading position in small DC motor products to having what is perhaps the broadest set of engineered motor and motion system *solutions* available in the market today – incorporating DC motors, stepper motors, actuators, solenoids, switches, precision gears, piezo ceramics and flexible printed interconnects. In fact, almost 30% of the combined sales of APG and IPG are already derived from products other than conventional electric motors.

The capability that we now have to develop customised solutions – involving motion sub-systems comprising several of the components that we design and manufacture ourselves – offers significant potential to add greater value to our customers and improve Johnson Electric's own economics over time.

In other respects, too, the business is being transformed. In the past, our operating model was geared to and built around a large-scale, low cost manufacturing platform in China and this remains a key source of advantage for Johnson Electric that we will continue to leverage and invest in. Increasingly though, the new global reach of the Group provides a closer day-to-day interface with the engineering and R&D teams of our key customers in Europe and North America which, in many segments, is an essential element in enabling us to develop innovative and *differentiated* solutions for our customers.

Naturally, this increased product scope and global reach of the enlarged Johnson Electric Group brings with it increased complexity and in consequence it is imperative that we organise and manage our business differently.

In the core operating divisions, management is being more systematic in defining where we wish to compete and in focusing resources on opportunities that offer the best potential for engineered solutions and higher price realisation. At the same time, in the corporate centre, we are strengthening financial planning and monitoring processes to improve the way in which we allocate capital across a more diverse portfolio of business activities. This means that business units not meeting target levels of performance will be subject to intensive scrutiny to determine whether the business can deliver the required returns within a reasonable period of time and whether there continues to be a logical and attractive fit for it within the Group.

OUTLOOK

We are committed to transforming the Johnson Electric Group into a truly global business with market leading operating units producing the world's most innovative motion solutions. We are already a clear market leader in many of our largest market segments, our pipeline of innovative new products is healthy, and our ability to generate strong cash flows remains very sound indeed.

In the short-term, we anticipate aggregate organic revenue growth will remain in the range of 5 to 7 per cent per year. This reflects the impact from having a relatively large proportion of the Group's sales derived from certain segments of the automotive sector which are currently weak as well as our efforts to improve pricing to reflect increases in our cost base and our overall value proposition. We will continue to exit markets where price realisation reflects only the commoditisation of products and where profitability is therefore low. This overall growth also includes continuing success in our Trading business although margins there are, naturally, not comparable to the manufacturing segments.

On the cost side, there are no clear signs at present that the headwinds which have severely dampened Johnson Electric's financial performance in recent years are easing. Raw material prices remain at levels that are substantially above those experienced for much of the past two decades. In addition, operating costs in China continue to rise as a result of the appreciation of the Renminbi currency and upward pressure on wages and employee benefits. To help combat these pressures, we continue to seek new and innovative manufacturing practices by using techniques such as Gemba Kaizen to constantly increase output and improve productivity, and to lower our unit costs.

As a consequence, we currently anticipate that Group profits in 2007–2008 will be similar to this year, reflecting the revenue and cost dynamics referred to earlier and the fact that some of the top line growth will come from segments of the business which have inherently lower margins, such as our Trading business. This anticipated outcome remains contingent on unexpected changes in raw material costs.

Looking two to three years ahead, however, the transformation strategy we are currently pursuing will result in a stronger competitive position in areas where there is the greatest potential for growth, value-add, and improved profitability. With the talented team of people and new technologies that we have assembled over the past years I am confident that we are on a course which will result in a more sustainable and advantaged business over the longer term.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

On behalf of the Board

Patrick Shui-Chung Wang

Chairman and Chief Executive

Hong Kong, 8th June 2007

GROUP AND BUSINESS UNIT SALES REVIEW

OVERVIEW

For the financial year 2006/07, total Group sales increased by US$561 million, or 37%, to US$2,087 million. This overall increase included the full-year sales contributions of US$580 million and US$123 million by Saia-Burgess and Parlex, respectively. Last year, the Group's results included only five months of sales from these entities. These businesses, together with the consolidation of Shanghai Ri Yong and China Autoparts, Inc. following an increase in shareholdings that converted these former joint venture and associated businesses into majority held subsidiaries, contributed an overall US$497 million more than in 2005/06. Excluding the effects of these acquired and recently consolidated businesses, the Group's underlying sales grew by 5.1%.

On a geographic basis, sales to Europe were US$896 million (43% of total sales), an increase of 45%; sales to Asia for the year amounted to US$686 million (33% of total sales), an increase of 34%; sales to the Americas were US$505 million (24% of total sales), an increase of 28%.

Following the acquisition of Saia-Burgess Electronics and Parlex Corporation in November 2005, the Group has reorganized parts of its business structure to align more closely with its end-customer markets and to facilitate increased revenue and cost synergies.

The Group's activities are now organized into three primary divisional groupings: Automotive Products Group; Industry Products Group; Johnson Electric Capital and Johnson Electric Trading.

SALES ANALYSIS	2007		2006		Increase / (decrease)	
	US$M	%	US$M	%	US$M	%
AUTOMOTIVE PRODUCTS GROUP ("APG")	**1,051**	**50**	**777**	**51**	**274**	**35**
– MOTORS	718	34	643	42	75	12
Body Climate	*99*	*5*	*86*	*6*	*13*	*16*
Body Instruments	*159*	*7*	*152*	*10*	*7*	*5*
Powertrain Cooling	*351*	*17*	*294*	*19*	*57*	*19*
Powertrain Management	*71*	*3*	*63*	*4*	*8*	*12*
Chassis Braking	*38*	*2*	*48*	*3*	*(10)*	*(22)*
– ACTUATION SYSTEMS	333	16	134	9	199	149
INDUSTRY PRODUCTS GROUP ("IPG")	**722**	**35**	**600**	**39**	**122**	**20**
– MOTORS	540	26	532	35	8	2
Home Appliances	*193*	*9*	*190*	*12*	*3*	*2*
Power Tools	*160*	*8*	*164*	*11*	*(4)*	*(2)*
Business Equipment/Personal Products	*120*	*6*	*100*	*7*	*20*	*20*
Audio-Visual	*67*	*3*	*78*	*5*	*(11)*	*(15)*
– ACTUATION SYSTEMS	182	9	68	4	114	168
Johnson Electric Capital	**217**	**10**	**83**	**6**	**134**	**161**
Johnson Electric Trading	**97**	**5**	**66**	**4**	**31**	**47**
TOTAL TURNOVER	**2,087**	**100**	**1,526**	**100**	**561**	**37**

Note: Certain comparative figures have been reclassified to conform with the current year's presentation.

- Johnson Electric Capital consists of three operations: Parlex, Saia-Burgess Controls and China Autoparts, Inc.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG is the combination of what were previously Johnson Electric's "AMG" business and Saia-Burgess's automotive business. Sales revenue for APG this year was US$1,051 million, accounting for 50% of the Johnson Electric Group's consolidated revenues. APG Sales are analysed in two groupings: Motors and Actuation Systems.

MOTORS

APG is a leading supplier of electric motors to the automotive industry, providing motors which are used in a broad range of vehicle applications at OEM, Tier 1 and Tier 2 customers worldwide.

For the 2006/07 financial year overall sales increased by 12% to US$718 million, accounting for 34% of total Group revenue.

The division is subdivided into business units which are aligned to specific types of motor application in a vehicle.

Body Climate

Window lift regulators *Seat adjusters*

The Body Climate business unit, whose two main products are window lift and power seat adjustment motors, achieved sales of US$99 million, an increase of 16% from last year.

In spite of North America SUV sales slowing down and adversely affecting seat motors, sales for the BU in North America showed a moderate increase, mainly due to strong sales growth in the power lift gate application.

Through continued growth in window lift motor sales in Europe, and to new Asian customers, we will spread our global reach in this product application.

For power seat motors as well, the BU will supplement its current sales to the North America market by expanding its geographic reach and increasing its European and Asian customer base.

Body Instruments

Door lock actuators *Windshield washer pumps* *Headlamp adjusters*
Mirror adjusters *HVAC flap actuators* *Headlamp washers*

The Body Instruments business unit, which includes micro-motors for door lock and flap actuators, windshield washer pumps and adjusters for mirrors and headlamps, achieved sales of US$159 million. Body Instruments was able to grow revenues by 5%, this in the face of a tough pricing environment, by maintaining market share in steadily growing core markets, notably doorlock, washer pump and climate control . The coming year will see continued focus on cost reduction activities, product innovation and the capture of synergies with other business units.

Powertrain Cooling

Cooling fan modules *Cooling fan motors* *Electronic speed controllers* *HVAC blowers*

The Powertrain Cooling business unit achieved sales of US$351 million, an increase of 19% over last year, driven mainly by the first full year consolidation of Shanghai Ri Yong's sales of US$50 million. Excluding this impact the underlying growth of this unit was 2%, with increased volume from new products launched last year, mainly in the USA, and the addition of electronic speed control units on cooling fan modules. Significant restructuring activity has been conducted in this business in recent years including the transition of some motor production to our China manufacturing site.

Powertrain Management

Fuel pumps *Electronic throttle controls* *Air pumps*

The Powertrain Management business unit achieved fuel system and engine management product sales of U$71 million. The 12% growth in the Powertrain Management sector was achieved in a relatively strong market environment in which fuel efficiency and lower emissions are becoming increasingly important. Ongoing design innovation to improve product performance is the principal focus going forward.

Chassis Braking

Anti-lock braking systems pump	*Engine starters*	*Windshield wipers*
Transfer case actuators	*Electric parking brakes*	*Rear windshield wipers*

The Chassis Braking application recorded sales of US$38 million, a decrease of 22% from last year. Weaker sports utility vehicle sales in North America resulted in lower sales than expected in transfer case actuators and ABS motors. Concentration in the next few years will be on developing the Asian market and on satisfying the growing demand for transmission based products. In Europe, our electric parking brake capabilities have created a foothold for Chassis Braking there.

ACTUATION SYSTEMS

Actuators	*Switches*	*Solenoids*	*Sensors*

This business unit consists of the former Saia-Burgess Automotive Division businesses. This segment achieved sales of US$333 million, accounting for 16% of total Group revenue. Last year, sales for the five month period following the acquisition of Saia-Burgess amounted to US$134 million.

The business unit continues to benefit from an increasing demand for comfort and safety in vehicles and from its technology leadership in this field which, in future, will be enhanced further by integration with our competencies in permanent DC motors. This combination will open up significant new development opportunities in the market of automotive actuation systems.

INDUSTRY PRODUCTS GROUP ("IPG")

Total sales revenue for IPG was US$722 million, accounting for 35% of the Group's consolidated revenues. IPG sales are analysed in two groupings: Motors and Actuation Systems.

MOTORS

The IPG motor business provides tailored motor solutions to global customers in Home Appliances, Power Tools, Business Equipment and Personal Products, and the Audio-Visual market.

For the full year, IPG's motor sales increased by 2% to a record level of US$540 million, amounting to 26% of total Group sales.

Home Appliances (including Floor and White Goods)

Home Comfort Products	***White Goods Products***	***Food & Beverage Preparation Products***
Vacuum blower	*Dishwasher pumps*	*Coffee Grinder Assembly*
Extractor	*Dishwasher drain pumps*	*Beverage Pumps*
Brush rolls	*Washing machine*	*Food processors*
Hand Dryer	*Washing machine drain pumps*	*Table Blenders*
	Refrigerator fans	*Stick Blender*
	Dishwasher actuators	*Hand Mixer*

The Home Appliances business unit achieved sales of US$193 million, an increase of 2% over last year. Success in the Beverage Preparation and White Goods segments and a significant number of new product launches, such as power brush rolls, pumps for water filtration, soap dispensing, coffee machines and hand dryer blowers, contributed to strong sales growth but losses in the already mature Food Preparation segment reduced the overall result. This business unit has a number of new product developments in the pipeline for bathroom and other pump applications and now has significant momentum.

Power Tools

Hand Tools	***Garden & Outdoor Products***	***Auto Accessories & Others***	***Starters***
Drills and Drivers	*Leaf blower*	*Polishers*	*Lawn and Garden*
Saws	*Hedge Trimmer*	*Garage Door openers*	*Outboard Marine*
Sanders	*String Trimmer*	*Machine Actuator*	*Recreational Vehicle*
Grinders	*Bilge pump*		*Winches and pumps*
Hand vacuums			

The Power Tools business unit recorded sales of US$160 million, a decrease of 2% from last year. The decline was primarily a result of a softening US power tool market in the back half of the year and a significant full year decline in the gas engine market that directly impacted starter sales.

Looking forward, we expect the US market to be relatively soft as the US continues to experience lacklustre housing starts. In contrast, demand in other markets is expected to be reasonably strong. Next year's focus will be on a number of new products including the patented line of "high performance compact motors".

Business Equipment and Personal Products

Business Equipment	***Personal Products***	***Health Care & Fitness Products***	***Home Security & Automation***
Printer products	*Hair dryers*	*Medical Nebulizer*	*Roller blinds*
Gear box products	*Toys*	*Blood pressure pumps*	*Home lock*
Copiers	*Hair trimmer*	*Treadmill*	
Joysticks	*Hair curlers*	*Breast pump*	
Paper cutters	*Massagers*		
Scanners	*Tooth brushes*		
Shredders	*Shavers*		
Projectors	*Liquid dispenser*		
Bill validators	*Aquarium product*		

The Business Equipment and Personal Products business unit achieved sales of US$120 million, an increase of 20%. The growth was fuelled largely by increased sales in the new Medical and Health Care products segment, in the printer segment, and in gear box assemblies. Sales grew by 39% in the Medical and Healthcare segment, by 38% in the printer segment because of newer products such as encoder motors and subsystems, and by 46% in gear box assemblies. Sales in the remaining segments were generally flat due mostly to tough competition based on pricing.

The business unit is poised for growth based on new innovative products such as brushless DC motors and geared motors which were launched in the last quarter of the year. The business unit is also expecting growth as it increases penetration in new market segments such as fitness equipment and home security.

Audio-Visual (including Nihon Mini Motor)

CD-ROM applications

DVD product applications

Game controllers

Digital camera

Digital video camera

Audio Visual business unit recorded sales of US$67 million, a decrease of 15% from last year. This decline is the result of the strategic decision to exit commoditized products in light of stiff price competition and to focus on higher margin segments in the industry. With the exception of digital cameras, sales were down across all major segments, including game controllers, projectors, IT and audio equipment. New product launches of game controllers and web cam applications with new global customers in North America and Europe position this business unit for increasing success in the next 2-5 years.

ACTUATION SYSTEMS

Actuators *Switches* *Solenoids* *Sensors*

This unit is comprised mainly of former Saia-Burgess businesses. This segment achieved sales of US$182 million for full year, accounting for 9% of total Group revenue. In the 5 months of last year sales amounted to $68 million. The Actuator and Switch units are working closely with other business units to cross sell and develop value added Industrial systems. The primary focus is on higher value subsystems in key markets such as Medical, Security, HVAC and Circuit Breakers. What was formerly a regional business under Saia-Burgess is now being expanded to capture global market opportunities.

OTHER BUSINESSES

Johnson Electric Capital

Johnson Electric Capital performs two main functions within the Johnson Electric Group. First, it aims to invest in component manufacturing and technology businesses adjacent to the core motion systems operations where we believe the Group's distinctive competencies can bring added value. Second, it functions as a corporate "incubator" for smaller businesses that will benefit from receiving individual and close management oversight to enable them to reach their full potential.

Businesses currently under the Johnson Electric Capital umbrella include Parlex Corporation, Saia-Burgess Controls, and China Autoparts, Inc. During the year, the Group divested its 50% interest in an electrical distribution systems business in the PRC.

Parlex, a flexible printed circuit board and interconnect solutions company, achieved sales of US$123 million and revenues grew at an annualized rate of approximately 9% . These revenues are for the full twelve month period, compared to having only five months post-acquisition sales included in revenue last year. Parlex did not perform at the level expected and management is taking action to correct the underlying performance issues. Restructuring activities have taken longer than planned which has necessitated a strengthening of management controls and processes to ensure that Parlex becomes a profitable contributor to the Group as soon as possible.

Saia-Burgess Controls, a successful niche player in the European programmable controls industry, achieved sales of US$65 million. The financial year 2006/07 was similarly the first full year of contribution to the Group since the acquisition of its parent company, Saia-Burgess Electronics Holdings.

China Autoparts, Inc., which is the parent company of a leading producer of high quality iron casting parts for the automotive sector in China, achieved sales revenue of US$29 million. Over the past two years, Johnson Electric Capital has increased its equity ownership interest in this rapidly growing private enterprise in a series of transactions and now owns 55.3% of the company.

Johnson Electric Trading

The financial year 2006/07 was the second full year of operations of Johnson Electric Trading. The business was established to build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electro-mechanical components and sub-systems materials that are currently not manufactured by the Group.

Johnson Electric Trading achieved sales of US$97 million for the financial year, an increase of 47% over the prior year. The business continued to expand selectively its sourcing networks and now has over 120 "qualified" components and subsystems suppliers in China. Customer programs in motors and motor systems started to yield results in the year under review and Johnson Electric Trading is on track to be a meaningful contributor to the Group's growth in the foreseeable future.

INVESTING IN PEOPLE

At the end of the financial year, Johnson Electric Group has over 40,000 employees and subcontract workers globally.

Talent management

The principal objective of Johnson Electric's organization-wide talent management programme, internally referred to as "Session C", is to identify and develop top leadership talent to meet the Company's global requirements for bench strength and a talent pipeline. Consisting of identification, assessment and development phases, Session C is a *CEO-led* process that is linked to our strategic planning and business development activities. With two annual cycles already completed, Session C was a key process used in integrating our acquisition of Saia-Burgess in late 2006. Individual development plans for Johnson Electric talent are implemented and monitored and in-depth interviews are conducted to truly understand the dynamics of our talent and how they would like to be developed. Management succession plans are also products of the Session C process.

Performance Management Process and Leadership

The performance management process (PMP) provides high quality input into our Session C talent management programme. Leadership competencies within the PMP are heavily emphasized, ensuring that we build strength for the future. We continue to work hard on ensuring consistency of measurement across business units and functional organisations.

Learning Organization

The third annual Senior Management Development Seminar (SMDS) is being kicked off in July 2007 to an international cast of senior managers who spend six days offsite to learn and to network. JE-specific cases now complement Harvard and Ivey business cases, thus providing particular relevance to the work. We continue to run our flagship *JENESIS©* residential leadership development programme annually as an integral part of our talent development process.

Our Chief Executive plays a very visible role in these JE proprietary development programmes reflects the importance of learning and development in Johnson Electric.

A new Core Management Programme has been "market-tested" and is being rolled out by Johnson University (JU). The JU Master of Science (M.Sc.) degree program continues to produce highly qualified and much needed motor engineers each year.

Responsible Corporate Citizen

We continue to receive new ISO14001 registrations in Johnson City, in Shajing, China while most of our sites globally are already ISO registered. The success achieved by the *Safety Is Job One* movement maintains Johnson City's world class status in safety.

FINANCIAL REVIEW

OVERVIEW

Total sales for the year were US$2,087 million, an increase of 37% over last year. This increase is primarily due to the inclusion of a full twelve months' sales of Saia-Burgess and Parlex which were acquired in November 2005, together with the consolidation of Shanghai Ri Yong in which the Group increased its shareholding in April 2006 to convert this former joint venture into a majority held subsidiary.

The Group reported profit attributable to equity holders of US$109.7 million, or 2.99 US cents per share for the year ended 31st March 2007, compared to profit attributable to equity holders of US$94.0 million or 2.56 US cents per share for last year. This represents an increase of 16.7%.

Analysis of Consolidated Profit and Loss Statement

	2007					2006				
	Automotive & Industry US$M	Other Manu-facturing US$M	Trading US$M	Total US$M	%	Automotive & Industry US$M	Other Manu-facturing US$M	Trading US$M	Total US$M	%
Sales	1,772.7	217.2	96.7	2,086.6	100.0	1,377.1	83.4	65.8	1,526.3	100.0
Cost of goods sold	(1,326.4)	(159.8)	(88.2)	(1,574.4)	(75.5)	(1,024.9)	(61.6)	(62.7)	(1,149.2)	(75.3)
Gross profit	446.3	57.4	8.5	512.2	24.5	352.2	21.8	3.1	377.1	24.7
Other income and gains	11.3	0.6	0.2	12.1	0.6	13.1	–	–	13.1	0.9
Selling and administrative	(292.0)	(49.7)	(6.3)	(348.0)	(16.7)	(226.1)	(20.8)	(4.6)	(251.5)	(16.5)
EBIT before restructuring	165.6	8.3	2.4	176.3	8.4	139.2	1.0	(1.5)	138.7	9.1
Restructuring	(8.3)	(3.9)	–	(12.2)	(0.6)	(16.1)	(1.1)	–	(17.2)	(1.1)
EBIT	157.3	4.4	2.4	164.1	7.8	123.1	(0.1)	(1.5)	121.5	8.0
Financing				(27.9)	(1.3)				(7.6)	(0.5)
Profit / (loss) from JV/Associates				(0.3)	–				2.4	0.1
Profit before income tax				135.9	6.5				116.3	7.6
Income tax expenses				(22.9)	(1.1)				(21.9)	(1.4)
Profit for the year				113.0	5.4				94.4	6.2
Minority interest				(3.3)	(0.1)				(0.4)	–
Profit attributable to equity holders				109.7	5.3				94.0	6.2

Note: "Other manufacturing" is comprised of Parlex, Saia-Burgess Controls, Johnson Electric Capital and China Autoparts, Inc.

Group Sales

SALES ANALYSIS	2007		2006		Increase / (decrease)	
	US$M	%	US$M	%	US$M	%
AUTOMOTIVE PRODUCTS GROUP ("APG")	**1,051**	**50**	**777**	**51**	**274**	**35**
– MOTORS	718	34	643	42	75	12
Body Climate	*99*	*5*	*86*	*6*	*13*	*16*
Body Instruments	*159*	*7*	*152*	*10*	*7*	*5*
Powertrain Cooling	*351*	*17*	*294*	*19*	*57*	*19*
Powertrain Management	*71*	*3*	*63*	*4*	*8*	*12*
Chassis Braking	*38*	*2*	*48*	*3*	*(10)*	*(22)*
– ACTUATION SYSTEMS	333	16	134	9	199	149
INDUSTRY PRODUCTS GROUP ("IPG")	**722**	**35**	**600**	**39**	**122**	**20**
– MOTORS	540	26	532	35	8	2
Home Appliances	*193*	*9*	*190*	*12*	*3*	*2*
Power Tools	*160*	*8*	*164*	*11*	*(4)*	*(2)*
Business Equipment/Personal Products	*120*	*6*	*100*	*7*	*20*	*20*
Audio-Visual	*67*	*3*	*78*	*5*	*(11)*	*(15)*
– ACTUATION SYSTEMS	182	9	68	4	114	168
Johnson Electric Capital	**217**	**10**	**83**	**6**	**134**	**161**
Johnson Electric Trading	**97**	**5**	**66**	**4**	**31**	**47**
TOTAL TURNOVER	**2,087**	**100**	**1,526**	**100**	**561**	**37**

Note: Certain comparative figures have been reclassified to conform with the current year's presentation.

- Johnson Electric Capital consists of three operations: Parlex, Saia-Burgess Controls and China Autoparts, Inc.

Excluding the effect of adding those acquisitions and other recently consolidated businesses, including Ri Yong, the underlying sales growth in the year was 5.1%.

Turnover
US$M



A discussion on the sales performance is provided in the Group and Business Unit Sales Review section on page 10 to 17 of this report.

Cost of Sales and Gross Profit

The Group's gross profit was US$512.2 million, which at 24.5% of sales overall is in line with last year.

The profitability of the Group continued to be affected by relatively high and volatile raw material prices. The significant increase in copper prices throughout the year was only partially offset by decreased steel prices. Margins have also been reduced by increases in PRC labour rates and the strengthening of the Renminbi against the US dollar.

The adverse margin impacts noted above were largely offset by a strong Euro, relative to the US dollar, which benefited principally our European automotive business. We also saw some margin enhancement following operational initiatives such as in-sourcing the production of selected components and the moving of some production to our lower cost manufacturing centres in China and Eastern Europe.

Selling and Administrative Expenses ("SG&A")

SG&A expenses increased 38.4% to US$348.0 million, which at 16.7% of overall sales is in line with last year. The SG&A included the full year consolidation for Saia-Burgess, Parlex and Shanghai Ri Yong. We have a number of initiatives underway to streamline processes and structures, especially in Europe, in order to progressively reduce the cost of SG&A.

Restructuring Costs

The Group recorded restructuring costs in the year which totaled US$12.2 million compared to US$17.2 million last year. These costs related to the shutdown of plants in Dalian and Guangzhou (PRC), Cranston (USA) and to the reorganisation of certain manufacturing operations in Europe. The payback for these investments will contribute to improving margins next year, and beyond.

EBIT / Sales
(As a percentage of sales)


%
20
15
10
5
0
03
04
05
06
07

Earnings Before Interest and Tax ("EBIT")

EBIT was US$164.1 million, an increase of US$42.6 million or 35.1% over last year. Excluding restructuring costs, EBIT was US$176.3 million, an increase of US$37.6 million or 27.1%. The Group EBIT (before restructuring costs) decreased from 9.1% as a percentage of sales last year to 8.4% this year, which reflects lower margins on acquired business, continuing pressures in material and labour costs, soft conditions in some of our markets and challenges with increasing prices.

Finance Costs

Interest expense for the year amounted to US$27.9 million compared to US$7.6 million last year. The increase is mainly due to the full year finance costs incurred on the bank loans to fund the acquisition of Saia-Burgess, Parlex and the Group's operational requirements.

Income Tax Expenses

Taxes on profits increased 4.6% to US$22.9 million, compared to US$21.9 million last year. The effective tax rate ("ETR") for the year was 16.9%, compared to 18.8% last year. Last year included a one off charge of $2.6 million which had increased the effective tax rate by 2.2%, without which the rate would have been 16.6%. This year a release of tax provisions in Europe of US$4.9 million reduced the effective tax rate by 3.6%. Without this the rate would have been 20.5%. Excluding these two items, this represents an increase of 3.9% on last year. This is broadly in line with the Group's expectation of the effect of including a full year's tax charge for the Saia-Burgess businesses, which operate in countries with higher tax rates relative to the rest of the Group.

The increase in the underlying ETR from 16.6% to 20.5% results mainly from a change in the proportion of taxable profit which was earned in higher tax jurisdictions, with a greater share of profits now being earned in Europe.

Profit After Tax

Profit after taxation increased 19.7% to US$113.0 million.

Profit Attributable to Equity Holders

Profit attributable to equity holders increased 16.7%, from US$94.0 million to US$109.7 million. Earnings per share increased at the same rate from US$0.0256 to US$0.0299.

Profit Attributable to Equity Holders

US$M



Earnings per Share

US cents



FINANCIAL CONDITION

Fixed and Intangible Assets, and Investments

(Non-current Assets)

Total non current assets were US$1,148.7 million, up 3.5% from last year.

Property, plant and equipment increased by US$11.5 million, mainly due to the currency effect on the translation of European held assets. Property, plant and equipment expenditure exceeded depreciation by US$5.0 million but this increase in the asset base was partially offset by the write off of redundant and impaired fixed assets arising from restructuring activities.

Intangible assets at year end amounted to US$667.2 million, an increase of US$35.6 million from last year. The revaluation of Swiss Franc denominated goodwill and other intangible assets accounted for an increase of US$41.1 million and, in addition, goodwill adjustments arising from the acquisition of Saia-Burgess and Parlex amounted to an increase of US$9.1 million. Intangible assets were reduced by US$17.2 million in the year as a result of amortisation.

Shanghai Ri Yong, previously a jointly controlled entity, became a subsidiary during the year, and we disposed of our interest in CJ Electric Systems, also previously a jointly controlled entity.

Operating Working Capital

(including Stocks and Work in Progress, Trade and Other Receivables, and Trade and Other Payables)

Operating Working Capital increased by US$35.5 million (9.4%) to US$412.0 million. Of that, US$14.8 million was due to the changes in exchange rates used in translation and an increase of US$7.1 million was due to the acquisition of Shanghai Ri Yong. An amount of US$6.6 million was recognised as a goodwill adjustment for the fair values of the operating working capital relating to businesses acquired in prior financial year. After adjusting for the impacts noted above, the underlying working capital increased by US$20.2 million, in line with the underlying rate of sales growth in the year (5.1%).


Sales to Stock
Times
12
9
6
3
0
03
04
05
06
07

Stocks and work in progress increased by US$17.8 million (7.6%) to US$251.2 million. An increase of US$7.3 million was due to exchange rate changes and adjustments to goodwill, and the inclusion at the year-end of the stock and work in progress of Shanghai Ri Yong added US$8.1 million. Net of these changes and adjustments stocks and work in progress increased by US$2.4 million (1.0%) during the year. The sales-to-stock ratio increased to 8.3 turns from 8.2 last year when the full year effect of the acquired businesses is taken into account. Efforts to optimise stock holdings continued during the year, with the supply chain management organisation working closely with suppliers.

Trade and other receivables increased by US$40.7 million (9.7%) to US$458.9 million, of which US$18.7 million was due to exchange rate changes and adjustments to goodwill. The acquisition of Shanghai Ri Yong added US$8.2 million. Net of these changes and adjustments trade and other receivables increased by US$13.8 million (3.3%), which is at a lower rate of increase than the underlying growth rate in sales. In light of the difficult market conditions in the automotive sector the Group has reviewed its credit and collections policies and controls. At the year end, 80.0% of trade receivables were aged less than 60 days from date of invoice as compared to 75.7% last year and there were provisions of US$9.5 million against receivables compared to US$8.6 million a year ago.

Trade and other payables increased by US$23.0 million (8.4%) to US$298.1 million, including an increase of US$17.8 million to account for exchange rate changes and adjustments to goodwill. The acquisition of Shanghai Ri Yong added US$9.2 million. Net of these changes and adjustments the trade and other payables decreased by US$4.0 million (1.5%). This was mainly as a result of introducing tighter controls to ensure that suppliers were paid in line with agreed terms.

Capital Expenditures



Financial Instruments, Derivatives and Taxes

(including Derivative Financial Instruments Receivable & Payable, Income Tax Recoverable, Current Income Tax Liabilities, Current Other Financial Assets at Fair Value through Profit or Loss)

Net liabilities were US$21.9 million, an increase of US$17.4 million on prior year. This is due to marked to market valuation on a cross currency interest rate swap entered for hedging our investment in foreign subsidiaries, forward currency contracts and commodity options at fair value.

Provisions and Other Liabilities

(including Current and Long Term Provisions and Deferred Income Taxes)

The total provisions and other liabilities were US$151.2 million, a decrease of US$5.0 million. This is mainly due to a decrease in restructuring, other pension and retirement benefits provisions offset by an increase of warranty provision (warranty costs continue to be less than 1% of sales).

Cash, Overdrafts and Borrowings (Current and Non Current)

(including Net Borrowings, Bank Balances and Cash)

Cash, cash equivalents, overdrafts and total borrowings were a net liability of US$424.2 million, an overall reduction of US$45.4 million during the year.

Total borrowings have been reduced by US$134.6 million. Current borrowings have been lowered by US$164.3 million while long term borrowing has increased by US$29.7 million, of which US$7.7 million was due to exchange rate changes.

Bank balances and cash have been lowered by US$89.2 million, of which US$2.7 was due to exchange rate gains.

Total Equity

(including Share Capital, Retained Earnings and Reserves, Dividends Payable and Minority Interest)

Total Equity at 31st March 2007 was US$963.4 million, an increase of US$107.6 million on last year.

Share capital increased by US$0.7 million to US$82.1 million due to treasury shares vesting during the year.

Reserves increased by US$94.5 million to US$858.6 million at year end. This was the result of adding profits attributable to equity holders of US$109.7 million, an increase of US$40.8 million in reserves arising on exchange gains from the Euro and Swiss Franc, and a net revaluation surplus on investment properties of US$3.8 million. These increases were partially offset by dividends paid which amounted to US$61.2 million.

Minority interest was US$22.7 million, an increase of US$12.5 million, due mainly to the increase in shareholdings of Shanghai Ri Yong and China Autoparts, Inc.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For the Automotive Products Group (APG) and the Industry Products Group (IPG) business units the major revenue generating currencies continue to be the US dollar, the Euro and the Japanese Yen. For the year to 31st March 2007, of the sales from these business units, 44% were in US dollars, 36% in Euro, 4% in Japanese Yen and 16% in other currencies. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese Yen. Aside from the US dollar and Hong Kong dollar which are pegged in their relative value, material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations. In the year, these contracts normally had a duration lasting less than four months.

Cash and Borrowings

As at 31st March 2007, bank balances and cash were US$149.3 million, down US$89.2 million in the year as we used available cash to reduce our overall borrowing position.

As at 31st March 2007, cash balances held in US dollars were down by $103.6 million at US$68.3 million, having used dollar balances to reduce short term borrowings. Other currencies increased by US$14.4 million to US$81.0 million. Of this, US$37.3 million is held in Euro and US$22.2 million in Renminbi. The spread of currencies in the Group is now more aligned to the Company's location of operations than last year. Of the total cash balances 45.7% is in US dollars (compared to 72.1% last year), 25.0% is in Euro (compared to 14.4% last year), and 14.8% is being held in Renminbi (compared to 8.6% last year).

At the balance sheet date, total borrowings amounted to US$573.5 million, a decrease of US$134.6 million from US$708.1 million last year. The Group has a five year loan of US$525.0 million which was originally drawn down in November 2005 for the acquisition of Saia-Burgess. This is repayable in full on the final maturity date of 31st March 2011, although earlier repayment is allowed without penalty. Details of borrowings which remain outstanding are included in Note 21 to the accounts.

Capital Structure and Liquidity

The Group's financial resources and liquidity remained healthy throughout the year. Net borrowings (total borrowings net of cash) at 31st March 2007 were US$424.2 million, down US$45.4 million as compared to US$469.6 million last year.

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. The Group gearing ratio (calculated on the total borrowings net of cash to the equity holders) was 45.1% as compared to 55.5% last year. The Group expects to lower its gearing ratio further in the coming year.

The Group's interest coverage ratio (profit before tax and interest expense divided by interest expense) is 6. Interest expense of US$27.9 million was incurred on the loans for the acquisition of Saia-Burgess and on borrowings to fund the Group's operational requirements.

For day-to-day liquidity management, and to maintain flexibility in funding, the Group also has access to significant unutilised short-term borrowing facilities provided by its relationship banks which amount to US$250 million.

Funding requirements for capital expenditures are expected to be met by internal cash flows and there are currently no plans to make any significant change in the rate of capital expenditures compared with recent years.

Dividend Policy

It is the intention of the Group that the dividend paid should, over the long term, provide shareholders with dividend income broadly consistent with the underlying trend of earnings growth.


Dividends

At its June 2007 meeting, the Board of Directors recommended a final dividend of 8.5 HK cents which, together with the interim dividend of 4.5 HK cents, represents a total dividend of 13.0 HK cents per share. In US dollar this is equivalent to a final dividend of 1.09 US cents, an interim dividend of 0.58 US cents, and a total of 1.67 US cents per share.

In 2006/07, the dividend payout ratio (including the proposed dividend for the year) was approximately 56% of the profit attributable to equity holders, compared to 65% last year.

CASH FLOWS

Cash generated from operations was US$221.9 million, an increase of US$37.5 million over last year. This resulted mainly from having larger earnings (operating profit at US$164.1 million was up US$42.6 million from last year) partly offset by year on year changes in the movement on working capital of US$14.6 million.


Operating Cashflow
US$M
200
150
100
50
0
03
04
05
06
07

There was an increase in working capital of US$20.2 million, 5.3% more than last year, which is in line with the underlying rate of sales growth in the year. Trade receivables increased by US$13.8 million, up only 3.3%, due to closer management and control of customer accounts and more rigorous cash collection. Trade payables decreased by US$4.0 million, largely due to stricter enforcement of the policy to pay suppliers in accordance with agreed terms (estimated effect US$6.0 million cash outflow). Stocks increased by US$2.4 million, up 1%, which reflects improved materials management in the Group.

Interest paid was US$27.9 million, US$20.3 million more than last year because we had a full year's interest on the loan to fund the acquisitions of Saia-Burgess and Parlex, compared to having only 5 months' interest last year.

Income tax payments amounted to US$30.1 million, an increase of US$11.9 million from last year. This reflects taxes payable in Europe as a result of the recently acquired operations there.

As a result of these factors, net cash generated from operating activities was US$163.9 million, an increase of 3.3% on last year (US$158.6 million).

Investing Activities

Net cash used in investing activities was US$52.3 million, a reduction of US$498.4 million compared to last year. Last year's relatively high level of net cash used in investing activities was impacted by the US$559.2 million outflow for the major acquisitions of Saia-Burgess and Parlex and an inflow of US$72.3 million from the sale of other investments (financial assets at fair value).

CORPORATE GOVERNANCE REPORT

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

BOARD OF DIRECTORS

As at 31st March 2007, Johnson Electric's Board consisted of three executive directors and seven non-executive directors (of whom five are independent).

The independent non-executive directors are all experienced individuals from a range of industries and geographies. Their mix of professional skills and experience is an important element in the proper functioning of the Board and in ensuring a high standard of objective debate and overall input to the decision-making process. The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The biographical details of the directors are provided on pages 44 to 46 of this report.

THE BOARD AT WORK

The Board of directors is accountable to shareholders for the activities and performance of the Group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The Board has reserved for its decision or consideration matters covering corporate strategy, annual and interim results, directors' appointment, succession planning, risk management, major acquisitions, disposals and capital transactions, and other significant operational and financial matters.

The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past five years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. Forming part of the continuous professional development programme for directors, visits to the Company's principal operating facilities have been arranged and professional guest speakers are invited to address the Board from time to time.

Major corporate matters that are specifically delegated by the Board to management include the preparation of annual and interim accounts for board approval before public reporting, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory requirements and rules and regulations.

The Group's General Counsel and Chief Financial Officer also attend all board meetings to advise on corporate governance, risk management, statutory compliance, mergers and acquisitions, and accounting and financial matters.

Under the Company's Bye-Law 109(A), one-third of the directors except the executive chairman, who have served longest on the Board, must retire, thus becoming eligible for re-election at each Annual General Meeting. As such, except the executive chairman, no director has a term of appointment longer than three years.

The Company has arranged for appropriate liability insurance to indemnify its directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

COMMITTEES

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full Board on a regular basis. The composition of the committees during 2006/07 and up to the date of this report is set out in the table below.

Directors	**Audit Committee**	**Remuneration Committee**	**Nomination and Corporate Governance Committee**	**Board Committee**
Executive Directors				
Patrick Shui-Chung Wang			M	M
Winnie Wing-Yee Wang		M		M
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards			C	
Patrick Blackwell Paul	C		M	
Michael John Enright	M	C*		
Laura May-Lung Cha	M			
Oscar de Paula Bernardes Neto		M		
Arkadi Kuhlmann#		C#		

C – Chairman

M – Member

* *appointed on 1st October 2006*

resigned on 30th September 2006

AUDIT COMMITTEE

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Four Audit Committee Meetings were held in 2006/07 to discuss and review the following matters together with the Chief Financial Officer, Internal Audit Director and the external auditors:

1. the FY2006 annual results and interim results for FY2007, to ensure that the related disclosures in the financial statements were complete, accurate and fair, and complied with accounting standards, stock exchange and legal requirements, and to submit the same to the board for approval;

2. the principal accounting policies adopted by the Group;

3. the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditors and appropriate actions required on any significant control weaknesses;

4. the external auditors' independence, including consideration of their provision of non-audit services;

5. the Group's report on compliance with laws and regulations in the countries in which it operates;

6. the Internal Audit Department's audit plan and ongoing progress reports;

7. the overall adequacy and effectiveness of the internal control and risk management systems.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

Three committee meetings were held in 2006/07. During the financial year, the committee addressed the following:

1. Annual Incentive Plan (AIP) for senior management: reviewed performance and approved the payments for 2005/06 financial year; also approved a harmonized approach to objective setting for 2006/07 financial year throughout the core operating divisions. In addition, the Remuneration Committee authorized a plan re-design for implementation for the 2007/08 financial year which will seek to integrate all core businesses under one AIP for senior management;

2. Long term incentive plan for senior management: approved annual grants and inclusion of new senior management in the stock award plan;

3. Global leadership talent management and succession plans: reviewed and discussed;

4. Remuneration packages and service contracts for senior management: reviewed and approved;

5. Senior management movement and sourcing of senior management: reviewed periodically and discussed; and

6. Review of the revised terms of reference of the Remuneration Committee.

One of the key mandates of the committee is to establish a market competitive total remuneration program for senior management and key employees for purposes of attracting, motivating and retaining top international leadership talent. To that end, the committee also stays abreast of current and emerging market trends in North America and Europe, regions from which the Group sources many of its senior management talent. The composition of the committee membership reflects this commitment to an international perspective.

All global staff positions, including senior management, are sized based on a job evaluation methodology which takes into account management/technical know-how, problem solving and accountability and put into Johnson Electric Job Levels. Individual senior management remuneration acknowledges individual responsibility, contribution and performance. The base salary takes into account factors such as job value, retention and, for those who have recently been hired, previous remuneration. The annual incentive plan, when payable, is in addition to the basic salary and is entirely performance-based and has both financial and non-financial objectives. The long term incentive plan is an annual award of Johnson Electric stock given to senior management and subject to vesting based upon Group service. It is used both as a retention and as a motivation tool and is designed to maximize long-term shareholder value.

In determining the level of remuneration and fees paid to members of the Board of Directors, a survey of current practices in leading Hong Kong listed companies was conducted. The structure essentially consists of a base remuneration with additional fees payable for attendance at certain committee meetings. Executive directors are not eligible for additional remuneration or fees for Board activities.

No individual director or senior management is involved in approving his or her own remuneration.

In addition to international market competitiveness, the committee is considering the enhancement of the effectiveness of the overall remuneration program by the implementation of programs to meet both the basic (hygiene factor) and the motivational (reward) requirements in terms of a short, medium and long term time horizon. The committee ensures that the overall program is comprehensive, balanced and responsive to individual needs.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

The Company follows a formal, fair and transparent procedure for the new appointment of directors to the Board. The committee will first consider necessary changes in respect of the structure, size and composition of the Board, identify suitably qualified candidates by considering their professional knowledge and industry experience, personal ethics, integrity and personal skills and time commitments, and makes recommendation to the Board for decision. In accordance with the Bye-Laws of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

No new directors were nominated in 2006/07.

During the financial year, the committee met on one occasion. The following is a summary of work performed by the committee during the financial year:

1. Consideration and recommendation of the retiring directors for re-election at the annual general meeting;

2. the review of the structure and composition of the Board;

3. consideration of the independence of all the independent non-executive directors; and

4. the review and approval of the corporate governance report and information for Annual Report and Interim Report.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

BOARD AND COMMITTEE ATTENDANCE

The Board held four full board meetings in 2006/07 and the average attendance rate was 90%. Details of the attendance of individual directors at board meetings and committee meetings during the 2006/07 financial year are set out in the table below:

	Number of meetings attended / held			
Directors	**Full Board Meeting**	**Audit Committee**	**Remuneration Committee**	**Nomination And Corporate Governance Committee**
Executive Directors				
Patrick Shui-Chung Wang *(Chairman and Chief Executive)*	4/4	–	–	1/1
Winnie Wing-Yee Wang *(Vice-Chairman)*	4/4	–	3/3	–
Richard Li-Chung Wang *(Executive Director)*	4/4	–	–	–
Non-Executive Directors				
Yik-Chun Koo Wang *(Honorary Chairman)*	2/4	–	–	–
Peter Kin-Chung Wang	3/4	–	–	–
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards	4/4	–	–	1/1
Patrick Blackwell Paul	4/4	4/4	–	1/1
Michael John Enright	4/4	3/4	2/2*	–
Laura May-Lung Cha	4/4	3/4	–	–
Oscar de Paula Bernardes Neto	4/4	–	3/3	–
Arkadi Kuhlmann#	1/2#	–	1/1#	–
Average attendance rate	90%	83%	100%	100%
Date of meeting	05/06/2006 08/09/2006 04/12/2006 16/03/2007	10/05/2006 30/05/2006 20/09/2006 27/11/2006	04/06/2006 03/01/2007 15/03/2007	05/06/2006

* *appointed on 1st October 2006*

\# *resigned on 30th September 2006*

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for ensuring that a sound and effective system of internal controls is maintained within the Group, and for reviewing its effectiveness through the Audit Committee.

The internal control system, which includes a defined management structure with specified limits of authority and control responsibilities, is designed to (a) help the achievement of business objectives, and safeguard the Group's assets; (b) ensure proper maintenance of accounting records and reliability of financial reporting; and (c) ensure compliance with relevant legislation and regulations.

The Board established effective internal controls by the following key procedures:

- A solid control environment exists with well-defined organizational structure, competent management, and ongoing processes to identify and manage key risks to the achievement of the Group's strategic objectives;
- Policies and procedures are established for ensuring reasonable, but not absolute, assurance against material misstatement or loss and to manage, but not to eliminate, risks of failure in achieving the Group's objectives;
- Systems of controls, including financial, operational, compliance controls and risk management functions, are maintained and monitored by management on an ongoing basis;
- A comprehensive management accounting system is in place to provide financial and operational performance indicators for management review and financial information for reporting and disclosure purposes; and
- Audit Committee reviews reports submitted by external auditors and internal audit reports submitted by the Director, Internal Audit.

Pursuant to a risk-based approach, the Group's internal audit department, under the supervision of the Director, Internal Audit, independently reviews the risks associated with and controls over various operations and activities, and evaluates their adequacy, effectiveness and compliance. Audit findings and recommendations are reported to the Audit Committee, Executive Committee members, and the external auditors. In addition, progress on audit recommendations implementation is followed up on a monthly basis. The results are discussed with the Audit Committee on a periodic basis.

Based on the results of evaluations and representations made by the management, the Group's internal audit department and external auditors in 2006/07, the Audit Committee is satisfied that:

- there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group that threaten the achievement of its business objectives;
- a proper system of internal control has been in place in FY2007, and up to the date of approval of the annual report; and
- the system of internal control has been subject to adequate review during the year.

EXTERNAL AUDITOR

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the Group. In particular, the committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2006/07 financial year, the services (and associated remuneration) provided by PricewaterhouseCoopers to the Group were as follows:

	2006/07	2005/06
	US$M	US$M
Audit	**1.96**	1.88
Taxation	**0.33**	0.31
Due diligence and other advisory services	**0.10**	1.49

COMMUNICATIONS WITH SHAREHOLDERS

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the Company. These include the Annual Report and Accounts, the Interim Report, periodic company announcements made through the Stock Exchange, as well as through the Annual General Meeting. Copies of relevant corporate and financial information are also made available through the Company's website: *www.johnsonelectric.com.*

The Company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by the Listing Rules. The Company supplements and follows up such announcements through periodic presentations, investor road shows and conference calls with the international investment community. The Company also welcomes comments and questions from shareholders at its Annual General Meeting.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31st March 2007, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2007. No incident of non-compliance was noted by the Company to date in 2006/07.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR ACCOUNTS

The Directors' responsibilities for the accounts are set out on page 43, and the responsibilities of the external auditors to the shareholders are set out on page 50.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2007.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 44 to the accounts.

Results and Appropriations

The results of the Group for the year ended 31st March 2007 are set out in the consolidated profit and loss account on page 54 of the accounts.

The Directors declared an interim dividend of 0.58 US cents (4.5 HK cents) per share, totalling US$21,195,000, which was paid on 4th January 2007.

The Directors recommend the payment of a final dividend of 1.09 US cents (8.5 HK cents) per share, totalling US$40,035,000, payable on 3rd August 2007.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the accounts.

Distributable Reserves

As at 31st March 2007, the distributable reserves of the Company available for distribution as dividends amounted to US$496,179,000, comprising retained earnings of US$400,906,000 and contributed surplus of US$95,273,000 arising from the reorganisation of Johnson Electric Group in 1988 less a bonus issue in 1991.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus shall not be distributed to the shareholders if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Donations

During the year, the Group made donations of US$175,000 (2006: US$205,000).

Fixed Assets

Details of the movements in property, plant and equipment are shown in note 6 to the accounts.

Share Capital

Details of the share capital are shown in note 24 to the accounts.

Directors

The Directors during the year and up to the date of this report were:

Yik-Chun Koo Wang

Patrick Shui-Chung Wang *JP*

Winnie Wing-Yee Wang

Richard Li-Chung Wang

Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Michael John Enright

Laura May-Lung Cha *JP*

Peter Kin-Chung Wang

Oscar de Paula Bernardes Neto

Arkadi Kuhlmann (resigned on 30th September 2006)

In accordance with Bye-Law 109(A) of the Company's Bye-Laws, Mrs. Laura May-Lung Cha, Mr. Peter Kin-Chung Wang and Mr. Oscar de Paula Bernardes Neto retire from office by rotation and, being eligible, offer themselves for re-election.

None of the director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interests, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

The Company is controlled through the Board of Directors which comprises ten Directors. At 31st March 2007, three of the Directors are executive and seven of the Directors are non-executive, of whom five are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 44 to 48.

Disclosure of Interests

A. DIRECTORS

As at 31st March 2007, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,140,100,640 *(Notes 1 & 2)*
Richard Li-Chung Wang	–	48,000,000 *(Note 3)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 4)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*
2. *Duplications of shareholdings occurred among and between the parties shown below under Section B Substantial Shareholders.*
3. *These shares were held under a trust of which Richard Li-Chung Wang was the founder.*
4. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2007, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the year, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

B. SUBSTANTIAL SHAREHOLDERS

As at 31st March 2007, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,140,100,640 *(Notes 1 & 2)*	58.25
HSBC International Trustee Limited	Trustee	946,070,768 *(Notes 1 & 3)*	25.75
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note 4)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note 5)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 894,088,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *48,000,000 of the shares in which HSBC International Trustee Limited was interested were the same interests in which Mr. Richard Li-Chung Wang was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

4. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

5. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 31st March 2007, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

Share Scheme

A. SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a new share option scheme (herein referred to as "the Scheme").

The major terms of the Scheme, in conjunction with the requirements of chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), are as follows:

(a) Purpose

The purpose of the Scheme is to provide incentive or rewards to Participants.

(b) Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

(c) Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provide that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

(e) Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and

(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(f) Period of the Scheme

The Scheme will remain in force for a period of 10 years from the date of adoption of such Scheme.

Details of the share options granted under the Scheme as at 31st March 2007 were as follows:–

Type of Grantees	Options held at 01/04/2006	Options forfeited during the year	Options held at 31/03/2007	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	550,000	(100,000)	450,000	8.02	17/09/2002	01/08/2004	16/09/2012
	550,000	(100,000)	450,000	8.02	17/09/2002	01/08/2005	16/09/2012
	50,000	(50,000)	–	9.40	10/07/2003	01/07/2005	09/07/2013
	50,000	(50,000)	–	9.40	10/07/2003	01/07/2006	09/07/2013
	475,000	(100,000)	375,000	9.65	31/07/2003	01/07/2005	30/07/2013
	475,000	(100,000)	375,000	9.65	31/07/2003	01/07/2006	30/07/2013
	100,000	–	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
	100,000	–	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
	50,000	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	2,650,000	(500,000)	2,150,000				

B. LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2007 are as follows:

Year of grant of shares	Total number of shares granted	Number of shares purchased	Average purchase price (HK$)	Shares vested		Shares to be vested			
				2006	2007	2008	2009	2010	2011
2005-2007	3,450,000	2,480,000	7.38	680,000	780,000	690,000	590,000	460,000	250,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Johnson Electric Group Ten-Year Summary

A summary of the results and of the assets and liabilities of the Group for last ten financial years are set out on pages 126 to 127.

Pre-emptive Rights

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

Major Suppliers And Customers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Senior Management

The biographical details of the senior management as at the date of this report are set out in the Directors and Senior Management section on pages 46 to 48.

Corporate Governance

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 27 to 35.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31st March 2007, the Directors have selected suitable accounting policies and applied them consistently; made judgements and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditors

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 8th June 2007

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Yik-Chun Koo Wang
Non-Executive Director
Honorary Chairman

Yik-Chun Koo Wang, age 90, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited.

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Member of Nomination And Corporate Governance Committee

Patrick Shui-Chung Wang, age 56, obtained his BSc and MSc degrees in Electrical Engineering and received an Honorary Doctorate of Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. He is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority and a director of the Hong Kong Applied Science and Technology Research Institute Company Limited. He is also a non-executive director and a member of the Audit Committee of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Vtech Holdings Limited and Tristate Holdings Limited, and a director of a charitable organization, Heifer International Hong Kong Limited. He is a son of the Honorary Chairman, Ms. Yik-Chun Koo Wang.

Winnie Wing-Yee Wang
Vice-Chairman
Member of Remuneration Committee

Winnie Wing-Yee Wang, age 60, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a Director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Dr. Patrick Wang.

Richard Li-Chung Wang
Executive Director

Richard Li-Chung Wang, age 63, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. Mr. Wang is a director of UCBH Holdings, Inc. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Stuart Allenby Edwards
Independent Non-Executive Director
Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 59, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

Patrick Blackwell Paul
Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 59, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is a member of the Managing Board of the Kowloon-Canton Railway Corporation and is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong.

Michael John Enright
Independent Non-Executive Director
Chairman of Remuneration Committee and
Member of Audit Committee

Michael John Enright, age 48, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a principal in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is a non-executive director of Shui On Construction and Materials Ltd.

Laura May-Lung Cha *JP*
Independent Non-Executive Director
Member of Audit Committee

Laura May-Lung Cha, age 57, has been an Independent Non-Executive Director of the Company since 2004. She obtained a BA degree from the University of Wisconsin and a JD degree from the University of Santa Clara. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was the Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Bank of Communications and an independent non-executive director of Hong Kong Exchange and Clearing Limited, Baoshan Iron and Steel Company Limited and Tata Consultancy Services Limited. She is also Chairman of the Hong Kong University Grants Committee, Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption in Hong Kong, a member of the Advisory Board of the Millstein Center of Corporate Governance and Performance at the Yale University, a Senior Advisor to The Investor AB Group in Sweden and a member of the International Council of The Asia Society.

Peter Kin-Chung Wang
Non-Executive Director

Peter Kin-Chung Wang, age 53, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and Chief Executive Officer of Tristate Holdings Limited and the Chairman and Managing Director of Hua Thai Manufacturing Public Company Limited. He is the Chairman of the Hong Kong Garment Manufacturers Association Ltd., a director of the Textile Council of Hong Kong Limited and The Federation of Hong Kong Garment Manufacturers, a member of the Executive Committee of the Hong Kong Shippers' Council, a Court Member of The Hong Kong Polytechnic University and a member of the Textile and Garment Subsector of the Election Committee for electing the Chief Executive of the Hong Kong Special Administrative Region in 2007. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Oscar de Paula Bernardes Neto
Independent Non-Executive Director
Member of Remuneration Committee

Oscar de Paula Bernardes Neto, age 60, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently a partner of Integra Associados and a Director of Delphi Corporation, Metalúrgica Gerdau S.A., Gerdau S.A., Companhia Suzano de Papel e Celulose, Satipel S.A., Localiza and São Paulo Alpargatas S.A. He is also a member of the Advisory Boards of Bunge Brasil, RBS, Alcoa Brasil and Veirano Associados.

SENIOR MANAGEMENT

Paul Hon-To Tong
Executive Vice President and General Counsel

Paul Hon-To Tong, aged 61, obtained a BSc (Economics) degree, a postgraduate Certificate in Management Studies, and a DBA degree from the University of London, the University of Oxford and the International Management Centres, London in England respectively. He was admitted as a Barrister of the Middle Temple in England, the Supreme Court of Hong Kong and the High Court of Australia. He is responsible for corporate development and legal matters of the Group. He joined Johnson Electric in 1995 as Chief Financial Officer and became Executive Vice President and General Counsel in 2003. Prior to joining Johnson Electric, he had many years' experience in manufacturing, shipping and trading businesses with large multinational groups. He is also a CPA of The Hong Kong Institute of Certified Public Accountants; a Fellow Member of The Association of Chartered Certified Accountants; and an Associate Member of The Chartered Institute of Management Accountants and The Institute of Chartered Secretaries and Administrators.

Tung-Sing Choi
Senior Vice President, Strategic Manufacturing

Tung-Sing Choi, age 57, is responsible for the global manufacturing management of the Group. He joined the Group in 1968, with more than 30 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines & fixtures.

Paul Jay DeMand

Senior Vice President, Industry Products Group

Paul Jay DeMand, age 42, obtained his BSc in Mechanical and Electrical Engineering from Kettering University (formerly General Motors Institute) and MBA from the University of Detroit. He is responsible for leading the strategic, commercial and operational aspects of the industrial motion businesses worldwide. He joined Johnson Electric in 2003 and prior to that held various executive positions with General Motors, TI Group plc and Solectron Corporation while based in North America, Europe and Asia.

James Randolph Dick

Senior Vice President, Sales & Strategic Marketing

James Randolph Dick, age 53, holds a BSc in Electrical and Electronic Engineering from the University of Paisley in Scotland. He is responsible for developing responses to macro market issues and leading the Company's selling process. He joined the Johnson Electric Group in 1999. He has 30 years experience in high technology management throughout the world. Prior to joining the Group, he held executive positions with Xerox in the U.S.A., IBM in Europe, and most recently with Astec (BSR) Plc, an Emerson company, based in Hong Kong.

Joseph Alan Guisinger

Senior Vice President, Supply Chain Services

Joseph Alan Guisinger, age 40, obtained a BSBA degree in Transportation and Logistics from Ohio State University and a Masters Degree in International Management from Thunderbird. He is responsible for providing leadership and strategic direction in Supply Chain Management for all business units of Johnson Electric. Prior to joining Johnson Electric in 2004, he worked for Emerson and held different senior positions in Supply Chain Management in Asia and North America.

Christopher John Hasson

Chief Executive of Johnson Electric Capital Ltd

Christopher John Hasson, age 44, educated at Manchester University and London Business School (Corporate Finance and Accounting). He is Chief Executive of Johnson Electric Capital Ltd which is the direct investment arm of the Johnson Electric Group. Prior to joining Johnson Electric in 2002, he was a partner of The Boston Consulting Group, where he led the firm's corporate development and industrial goods practices in Greater China.

Horace Man-Shun Ho

Senior Vice President, Human Resources

Horace Man-Shun Ho, age 58, obtained both a honours BSc degree in Physics and Applied Mathematics and a MSc degree in Computer Science from the University of London. He is responsible for developing and implementing human resources strategies as well as health and safety and environmental affairs for Johnson Electric worldwide. He has been with Johnson Electric Group since 2001. He has worked in the United Kingdom and Canada in both HR and Operations roles. Prior to joining Johnson Electric, he was Executive Vice President, Human Resources, of a global company based in Vancouver.

Kam-Chin Ko
Senior Vice President, Automotive Products Group - Asia

Kam-Chin Ko, age 41, holds a MSc degree in Manufacturing System Engineering from the University of Warwick, U.K. Effective June 2006, he is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Asia. He joined Johnson Electric in 1988 and in previous positions led the Components and Services Group and the Corporate Engineering function. He is a charter member of the Forming Technologies Association of Manufacturing Engineers and a member of the Institute of Industrial Engineers.

Clive Barry Kydd
Senior Vice President and Chief Financial Officer

Clive Barry Kydd, age 57, is a Fellow of the Institute of Chartered Accountants in England & Wales. He is responsible for overall corporate finance, controllership, accounting and reporting, treasury, tax and information technology as well as the coordination of internal audit. Prior to joining Johnson Electric in 2006 he held senior financial positions in multi-national companies which include The Hawker Siddeley Group, The BOC Group, Lucent Technologies and Aliant Inc. He has worked in the US, Canada, and Europe and has extensive international experience.

Yue Li
Senior Vice President, Corporate Engineering

Yue Li, age 47, obtained a Bachelor of Science degree from Tsinghua University and also a Ph.D from University of Wisconsin-Madison. He is responsible for overall corporate technology, engineering operations and Value Innovation Programs. Prior to joining Johnson Electric in 2004, he worked for Emerson Electric in St. Louis as director of new products, also for Carrier Corporation in Syracuse as director of power electronics and motor technologies, and for Emergency One Inc. in Florida as vice president of product management.

Marc-Olivier Lorenz
Senior Vice President, Automotive Products Group - Europe and the Americas

Marc-Olivier Lorenz, age 45, obtained a bachelor of business administration degree from HEC Lausanne University, Switzerland. Effective June 2006, he is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Europe and the Americas encompassing the former Saia-Burgess Automotive operations. He joined Saia-Burgess in 1999 and held the position of Deputy Director Automotive until 2001 when he was appointed Director Automotive Division. Prior to joining Saia-Burgess, he held various executive positions with Dana Corporation including European Sales and Marketing Director.

Simon Kwong-Yeung Wong
President of Johnson Electric Trading Limited

Simon Kwong-Yeung Wong, age 48, obtained both the Master of Science and Bachelor of Science degrees from University of California, Berkeley. He is responsible for the business operation of Johnson Electric Trading Limited. Prior to joining Johnson Electric in 2004, he joined General Electric Company in 1996 and has held the position of President of GE Appliances, Asia from 1999 to 2004.

Contents of

STATEMENT OF ACCOUNTS

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Johnson Electric Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 51 to 125, which comprise the consolidated and Company balance sheets as at 31st March 2007, and the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 8th June 2007

CONSOLIDATED BALANCE SHEET

As at 31st March 2007

	Note	2007	2006
		US$'000	US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**390,019**	378,543
Investment properties	7	**24,208**	17,202
Leasehold land and land use rights	8	**24,805**	25,355
Intangibles	9	**667,154**	631,592
Jointly controlled entities	11	**–**	16,494
Associated companies	12	**2,364**	2,271
Deferred income tax assets	23	**30,918**	32,662
Available-for-sale financial assets	13	**5,131**	5,294
Other financial assets at fair value through profit or loss	18	**4,140**	–
Investments in finance leases	17	**–**	152
		1,148,739	1,109,565
Current assets			
Stocks and work in progress	15	**251,170**	233,379
Trade and other receivables	16	**458,859**	418,177
Derivative financial instruments	14	**9,463**	7,989
Other financial assets at fair value through profit or loss	18	**995**	2,707
Income tax recoverable		**1,817**	3,716
Bank balances and cash	19	**149,282**	238,510
		871,586	904,478
Current liabilities			
Trade and other payables	20	**298,055**	275,080
Current income tax liabilities		**14,204**	18,349
Derivative financial instruments	14	**698**	579
Borrowings	21	**20,615**	184,920
Provisions and other liabilities	22	**25,539**	25,150
		359,111	504,078
NET CURRENT ASSETS		**512,475**	400,400
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,661,214**	1,509,965

	Note	**2007**	2006
		US$'000	US$'000
Non-current liabilities			
Borrowings	21	**552,900**	523,193
Derivative financial instruments	14	**19,272**	–
Deferred income tax liabilities	23	**87,535**	88,069
Provisions and other liabilities	22	**38,117**	42,899
		697,824	654,161
NET ASSETS		**963,390**	855,804
EQUITY			
Share capital	24	**82,062**	81,412
Reserves	25	**818,568**	724,093
Proposed dividends	25	**40,035**	40,035
		940,665	845,540
Minority interests		**22,725**	10,264
TOTAL EQUITY		**963,390**	855,804

The notes on pages 58 to 125 are an integral part of these financial statements.

PATRICK SHUI-CHUNG WANG
Director

WINNIE WING-YEE WANG
Director

COMPANY BALANCE SHEET

As at 31st March 2007

	Note	2007 US$'000	2006 US$'000
ASSETS			
Non-current assets			
Interest in subsidiaries	10	**1,116,140**	1,013,880
Available-for-sale financial assets	13	**5,131**	5,294
		1,121,271	1,019,174
Current assets			
Other receivables	16	**45**	54
Amounts due from subsidiaries	10	**528,149**	–
Derivative financial instruments	14	**4,404**	–
Bank balances and cash	19	**484**	1,011
		533,082	1,065
Current liabilities			
Other payables	20	**8,581**	303
Amounts due to subsidiaries	10	**521,585**	–
		530,166	303
NET CURRENT ASSETS		**2,916**	762
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,124,187**	1,019,936
Non-current liabilities			
Borrowings	21	**523,304**	520,718
Derivative financial instruments	14	**19,272**	–
		542,576	520,718
NET ASSETS		**581,611**	499,218
EQUITY			
Share capital	24	**82,062**	81,412
Reserves	25	**459,514**	377,771
Proposed dividends	25	**40,035**	40,035
TOTAL EQUITY		**581,611**	499,218

The notes on pages 58 to 125 are an integral part of these financial statements.

PATRICK SHUI-CHUNG WANG
Director

WINNIE WING-YEE WANG
Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2007

	Note	2007 US$'000	2006 US$'000
Sales	5	**2,086,628**	1,526,328
Cost of goods sold		**(1,574,401)**	(1,149,235)
Gross profit		**512,227**	377,093
Other income and gains	26	**12,157**	13,155
Selling and administrative expenses	27	**(347,994)**	(251,529)
Restructuring provisions	28	**(12,245)**	(17,248)
Operating profit		**164,145**	121,471
Finance costs	31	**(27,908)**	(7,618)
Share of (losses)/profits of jointly controlled entities/associated companies		**(302)**	2,398
Profit before income tax		**135,935**	116,251
Income tax expenses	32	**(22,932)**	(21,884)
Profit for the year		**113,003**	94,367
Attributable to:			
Equity holders of the Company	34	**109,696**	93,990
Minority interests		**3,307**	377
		113,003	94,367
Dividends	35	**61,230**	61,230
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
Basic	36	**2.99**	2.56
Diluted	36	**2.99**	2.56

The notes on pages 58 to 125 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st March 2007

	2007 US$'000	2006 US$'000
Gain on revaluation of property, plant and equipment transfer to investment properties	4,662	2,368
Deferred income tax effect on gain on revaluation of property, plant and equipment transfer to investment properties	(816)	(414)
Fair value gains/(losses) on available-for-sale financial assets	521	(627)
Fair value (losses)/gains on hedging instruments	(2,273)	6,724
Deferred income tax effect on fair value (losses)/gains on hedging instruments	398	(1,177)
Actuarial gains of defined benefit plan	1,798	5,777
Deferred income tax effect on actuarial gains of defined benefit plan	(950)	(1,058)
Adjustment arising on translation of foreign subsidiaries and associated companies	40,799	(7,359)
Net income recognised directly in equity	44,139	4,234
Profit for the year	113,003	94,367
Total recognised income for the year	157,142	98,601
Attributable to:		
Equity holders of the Company	153,835	98,224
Minority interests	3,307	377
	157,142	98,601
Effect of changes in accounting policy:		
Equity holders of the Company	–	3,049
	–	3,049

The notes on pages 58 to 125 are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2007

	Note	**2007**	2006
		US$'000	US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	39	**221,866**	184,396
Interest paid		**(27,908)**	(7,618)
Income tax paid		**(30,086)**	(18,189)
Net cash generated from operating activities		**163,872**	158,589
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of subsidiaries, net of cash acquired	40	**9,099**	(559,160)
Purchase of property, plant and equipment		**(75,169)**	(62,961)
Purchase of leasehold land and land use rights		**(955)**	(1,175)
Proceeds from sale of property, plant and equipment, leasehold land and land use rights	39	**12,178**	9,777
Proceeds from sale of jointly controlled entity		**1,500**	–
Purchase of intangible assets		**(559)**	(959)
Purchase of other financial assets at fair value through profit or loss		**(3,054)**	(16,539)
Purchase of available-for-sale financial assets		**(17)**	(2,045)
Proceeds from sale of available-for-sale financial assets		**1,078**	4,557
Proceeds from sale of other financial assets at fair value through profit or loss		**1,007**	72,273
Investments in associated companies/jointly controlled entities		**(165)**	(457)
Capital element from investments in finance leases		**–**	11
Gross earnings from investments in finance leases		**–**	7
Interest received		**6,862**	6,025
Dividends paid to minority interests		**(4,083)**	–
Net cash used in investing activities		**(52,278)**	(550,646)

	Note	2007 US$'000	2006 US$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of treasury shares		–	(2,368)
Proceeds from borrowings		180,079	549,182
Repayments of borrowings		(322,350)	(20,252)
Dividends paid		(61,230)	(73,005)
Net cash (used in)/generated from financing activities		(203,501)	453,557
Net (decrease)/increase in cash and cash equivalents		(91,907)	61,500
Cash and cash equivalents at beginning of the year		238,510	176,321
Exchange gains on cash and bank overdrafts		2,679	689
Cash and cash equivalents at end of the year		149,282	238,510
Analysis of the cash and cash equivalents:			
Bank balances and cash		149,282	238,510
Cash and cash equivalents at end of year		149,282	238,510

The notes on pages 58 to 125 are an integral part of these financial statements.

NOTES TO THE ACCOUNTS

1. General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale and trading of motors, electromechanical components, motion systems and sub-systems and materials. The Group has global reach, with manufacturing plants and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in thousands of units of US dollars (US$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 8th June 2007.

2. Principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

In 2006/07, the Group adopted the new/revised standards and interpretations of HKFRS. The effect of adopting the new HKFRS is disclosed in note 42.

2.1 CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st March 2007.

2.2 SUBSIDIARIES

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

2. Principal accounting policies *(Cont'd)*

2.2 SUBSIDIARIES *(Cont'd)*

Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss accounts.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Minority interests represent the interests of outside equity holders in the operating results and net assets of subsidiaries.

2.3 JOINTLY CONTROLLED ENTITIES

Jointly controlled entities are all entities in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Investments in jointly controlled entities are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entity are eliminated to the extent of the Group's interest in the jointly controlled entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entity have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Principal accounting policies *(Cont'd)*

2.4 ASSOCIATED COMPANIES

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5 SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.6 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

2. Principal accounting policies *(Cont'd)*

2.6 FOREIGN CURRENCY TRANSLATION *(Cont'd)*

(c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity holders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment other than investment properties (note 2.8) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged in the profit and loss account during the financial period in which they are incurred.

2. Principal accounting policies *(Cont'd)*

2.7 PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Depreciation of property, plant and equipment is calculated using the straight-line method. This distributes their cost or revalued amounts over their estimated useful lives, on the following bases:

Buildings on leasehold land	The unexpired term of lease
Buildings situated on freehold land	25 to 50 years
Plant and machinery, equipment, and tools and moulds	2 to 15 years
Furniture and fixtures, motor vehicles and computers	3 to 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses arising from the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

2.8 INVESTMENT PROPERTIES

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

2. Principal accounting policies *(Cont'd)*

2.8 INVESTMENT PROPERTIES *(Cont'd)*

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognised in the profit and loss account.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

2.9 LEASEHOLD LAND AND LAND USE RIGHTS

The up-front prepayments made for leasehold land and land use rights are accounted for as operating leases. They are expensed in the profit and loss account on a straight-line basis over the periods of the lease, or when there is impairment, the impairment is expensed in the profit and loss account.

2.10 INTANGIBLES

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill will not reverse. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Goodwill previously eliminated against reserve prior to 2001 will not be restated or recognised in profit and loss account upon disposal or impairment of an interest in a subsidiary.

(b) Intangible assets (other than goodwill)

Patents, technology, brands and client relationships that are acquired by the Group are stated in the balance sheet at fair value at the date of acquisition less accumulated amortisation and impairment losses.

2. Principal accounting policies *(Cont'd)*

2.10 INTANGIBLES *(Cont'd)*

(b) Intangible assets (other than goodwill) *(Cont'd)*

Research and development costs are expensed as incurred and are only recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life. The estimated useful life for amortisation purpose is:

Patents	3 to 20 years
Technology	15 to 20 years
Brands	25 years
Client relationships	5 to 25 years
Research and development costs	3 to 8 years

2.11 IMPAIRMENT OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND NON-FINANCIAL ASSETS

Assets that have an indefinite useful life or have not yet become available for use are not subject to amortisation, but are tested at least annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generated units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12 FINANCIAL ASSETS

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

2. Principal accounting policies *(Cont'd)*

2.12 FINANCIAL ASSETS *(Cont'd)*

(a) Other financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 2.15).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the profit and loss account. Financial assets are not recognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the profit and loss account within other (losses)/gains – net, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the profit and loss account as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in equity.

2. Principal accounting policies *(Cont'd)*

2.12 FINANCIAL ASSETS *(Cont'd)*

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the profit and loss account as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the profit and loss account as part of other income. Dividends on available-for-sale equity instruments are recognised in the profit and loss account as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

2.13 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designed as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(a) hedges of the fair value of recognised liabilities (fair value hedge);

(b) hedges of a particular risk associated with a recognised liability or a highly probable forecast transaction (cash flow hedge); or

(c) hedges of a net investment in a foreign operation (net investment hedge).

2. Principal accounting policies *(Cont'd)*

2.13 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES *(Cont'd)*

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 14. Movements on the hedging reserve in shareholders' equity are shown in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months. Trading derivatives are classified as a current asset or liability.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Group applies only fair value hedge accounting for hedging fixed interest risk on borrowings. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the profit and loss account within finance costs. The gain or loss relating to the ineffective portion is recognised in the profit and loss account within other gains/(losses) – net. Changes in the fair value of the hedge fixed rate borrowings attributable to interest rate risk are recognised in the profit and loss account within finance costs.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account within other gains/(losses) – net.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the profit and loss account within finance costs. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the profit and loss account within sales. The gain or loss relating to the ineffective portion is recognised in the profit and loss account within other gains/(losses) – net. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts ultimately recognised in cost of goods sold in case of inventory, or in depreciation in case of fixed assets.

2. Principal accounting policies *(Cont'd)*

2.13 DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES *(Cont'd)*

(b) Cash flow hedge *(Cont'd)*

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account within other gains/(losses) – net.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss of the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account within other gains/(losses) – net.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is partially disposed of or sold.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account within other gains/(losses) – net.

2.14 STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Costs of inventories include the transfer from equity of any gains/ losses on qualifying cash flow hedges relating to purchases of raw materials.

2.15 TRADE AND OTHER RECEIVABLES

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and administrative expenses in the profit and loss account.

2. Principal accounting policies *(Cont'd)*

2.16 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand and demand deposits with banks that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, and within three months of maturity at acquisition.

2.17 SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.18 TRADE PAYABLES

Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

2.19 BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.20 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is only accounted for if it arises from the initial recognition of an asset or liability in a transaction or event that affects either accounting or taxable profit or loss at the time of such a transaction.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

2. Principal accounting policies *(Cont'd)*

2.20 DEFERRED INCOME TAX *(Cont'd)*

Deferred income tax assets are only recognised to the extent that it is probable a future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is also provided where applicable on temporary differences arising on investments in subsidiaries, associates, and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.21 EMPLOYEE BENEFITS

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group and/or the employees pay fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

In prior years, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the consolidated profit and loss account over the employees' expected average remaining working lives. With effect from 1st April 2006, the Group adopted retrospectively the alternative recognition policy in Amendment to HKAS 19 under which actuarial gains and losses are charged or credited to equity in the consolidated statement of recognised income and expense in the period in which they arise.

Past-service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

2. Principal accounting policies *(Cont'd)*

2.21 EMPLOYEE BENEFITS *(Cont'd)*

(a) Pension obligations *(Cont'd)*

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(c) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(d) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

2.22 PROVISIONS

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. Principal accounting policies *(Cont'd)*

2.23 REVENUE RECOGNITION

(a) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(b) Interest income

Interest income is recognised when it is earned on a time-proportion basis using the effective interest method.

(c) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 2.24(a).

(d) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(e) Royalty income

Royalty income is recognised on an accrual basis.

2.24 LEASES

(a) Finance leases as the lessor

HKAS 17 defines a lease as being an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

When assets are leased out under an operating lease, the asset is included in the balance sheet based on the nature of the asset.

Lease income is recognised over the term of the lease on straight-line basis.

(b) Finance leases as the lessee

HKAS 17 defines a lease as being an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

2. Principal accounting policies *(Cont'd)*

2.24 LEASES *(Cont'd)*

(b) Finance leases as the lessee *(Cont'd)*

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

(c) Operating leases as the lessee

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

2.25 DIVIDEND DISTRIBUTION

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements when the dividends are approved by the Company's equity holders.

2.26 CONTINGENT LIABILITIES

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

3. Financial risk management

3.1 FINANCIAL RISK FACTORS

The Group's activities expose to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk, interest rate risk and price risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

3. Financial risk management *(Cont'd)*

3.1 FINANCIAL RISK FACTORS *(Cont'd)*

Risk management is carried out by a central treasury department (Group Treasury) according to the Group policy, Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

(a) Foreign exchange risk

The Group operates globally and is thus exposed to foreign exchange risk. To manage the foreign exchange risk, forward currency and options contracts are used with a view to reducing the net exposure to currency fluctuations.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to evaluate the credit risk of customers. The Group normally grants credit term ranging from 30 to 90 days to its trade customers.

(c) Liquidity risk

The Group follows a policy of prudence in managing its cash balances and maintains a reasonable level of liquidity.

(d) Interest rate risk

The Group's current borrowings are mainly on floating rate basis and interest rate exposure is closely monitored by the management.

(e) Price risk

The Group is exposed to commodity price risk, mainly due to fluctuations in steel and copper prices. The price risk due to steel and copper is reduced through contracts with our suppliers and hedging through derivatives market respectively.

4. Accounting estimates and judgements

Estimates and judgements are made based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.10. The recoverable amounts are determined based on value-in-use calculations. In assessing the value in use, management considers changes in economic conditions and makes assumptions regarding estimated future cashflows and other factors. These calculations require the use of estimates (note 9).

4. Accounting estimates and judgements *(Cont'd)*

4.1 ACCOUNTING ESTIMATES AND ASSUMPTIONS *(Cont'd)*

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Warranty claims

The Group generally offers warranties for its motors and other products. Management uses historical warranty claims experience as well as recent trends to determine the need for warranty provisions.

(d) Useful lives of property, plant and equipment

The Group's management determine the estimated useful lives, residual values and related depreciation charges for the property, plant and equipment with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management will revise the depreciation charge where useful lives are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives; actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation expense in the future periods.

5. Segment information

Primary reporting format – business segments

Turnover of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The Group has changed the primary reporting segments to align with its internal reporting structure. The manufacturing segment comprised automotive products group (APG), industry products group (IPG) and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group.

5. Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

The segment results for the year ended 31st March are as follows:

	Manufacturing 2007 US$'000	Trading 2007 US$'000	Group 2007 US$'000
Sales	1,989,907	96,721	**2,086,628**
Operating profit	161,700	2,445	**164,145**
Finance costs	(27,906)	(2)	**(27,908)**
Share of losses of jointly controlled entities/ associated companies	(302)	–	**(302)**
Profit before income tax	133,492	2,443	**135,935**
Income tax expenses	(22,143)	(789)	**(22,932)**
Profit for the year	**111,349**	**1,654**	**113,003**
Attributable to:			
Equity holders of the Company			**109,696**
Minority interests			**3,307**
			113,003
Total assets			
Segment assets	1,948,076	37,150	**1,985,226**
Associated companies	2,364	–	**2,364**
Deferred income tax assets and income tax recoverable	32,735	–	**32,735**
	1,983,175	**37,150**	**2,020,325**
Total liabilities			
Segment liabilities	940,104	15,092	**955,196**
Deferred income tax liabilities and income tax payable	101,202	537	**101,739**
	1,041,306	**15,629**	**1,056,935**
Other information			
Restructuring provisions	12,245	–	**12,245**
Capital expenditure	76,189	594	**76,783**
Addition of property, plant and equipment from the acquisition of subsidiaries	10,029	–	**10,029**
Depreciation on property, plant and equipment	70,706	118	**70,824**
Amortisation charge on leasehold land and land use rights	689	–	**689**
Amortisation charge on intangibles	17,105	92	**17,197**

5. Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

	Manufacturing 2006 US$'000	Trading 2006 US$'000	Group 2006 US$'000
Sales	1,460,574	65,754	1,526,328
Operating profit/(loss)	122,998	(1,527)	121,471
Finance costs	(7,616)	(2)	(7,618)
Share of profits of jointly controlled entities/ associated companies	2,398	–	2,398
Profit before income tax	117,780	(1,529)	116,251
Income tax expenses	(21,618)	(266)	(21,884)
Profit for the year	96,162	(1,795)	94,367
Attributable to:			
Equity holders of the Company			93,990
Minority interests			377
Profit for the year			94,367
Total assets			
Segment assets	1,929,082	29,818	1,958,900
Jointly controlled entities	16,494	–	16,494
Associated companies	2,271	–	2,271
Deferred income tax assets and income tax recoverable	36,273	105	36,378
	1,984,120	29,923	2,014,043
Total liabilities			
Segment liabilities	1,038,859	12,962	1,051,821
Deferred income tax liabilities and income tax liabilities	106,499	(81)	106,418
	1,145,358	12,881	1,158,239
Other information			
Restructuring provisions	17,248	–	17,248
Capital expenditure	65,577	86	65,663
Addition of property, plant and equipment from the acquisition of subsidiaries	143,425	–	143,425
Depreciation on property, plant and equipment	55,588	62	55,650
Amortisation charge on leasehold land and land use rights	318	–	318
Amortisation charge on intangibles	7,828	–	7,828

5. Segment information *(Cont'd)*

Secondary reporting format – geographical segments

In presenting information on the basis of geographical segments, sales are attributed to the region from which the customer order originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales		Capital expenditure		Segment assets	
	2007	2006	**2007**	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Asia	**686,181**	510,969	**54,206**	47,307	**728,358**	766,790
America	**504,685**	396,181	**3,851**	4,208	**229,174**	243,411
Europe	**895,762**	619,178	**18,726**	14,148	**1,027,694**	948,699
	2,086,628	1,526,328	**76,783**	65,663	**1,985,226**	1,958,900

6. Property, plant and equipment

Group

	Freehold land and buildings US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At 1st April 2005					
Cost	82,000	406,898	11,908	188,144	688,950
Accumulated depreciation	(36,199)	(293,381)	–	(115,255)	(444,835)
Net book amount	45,801	113,517	11,908	72,889	244,115
Year ended 31st March 2006					
Opening net book amount	45,801	113,517	11,908	72,889	244,115
Exchange differences	(194)	(2,336)	(1,151)	493	(3,188)
Acquisition of subsidiaries	66,175	49,404	6,463	21,082	143,124
Additions	5,443	22,512	20,698	15,835	64,488
Transfer	3,283	6,262	(19,777)	10,232	–
Transfer to investment properties	(296)	–	–	–	(296)
Disposals	(4,142)	(2,823)	(129)	(2,552)	(9,646)
Provision for impairment (note 29)	(1,393)	(3,011)	–	–	(4,404)
Depreciation	(5,070)	(27,953)	–	(22,627)	(55,650)
Closing net book amount	109,607	155,572	18,012	95,352	378,543
At 1st April 2006					
Cost	166,203	518,977	18,012	292,321	995,513
Accumulated depreciation	(56,596)	(363,405)	–	(196,969)	(616,970)
Net book amount	109,607	155,572	18,012	95,352	378,543
Year ended 31st March 2007					
Opening net book amount	**109,607**	**155,572**	**18,012**	**95,352**	**378,543**
Exchange differences	5,251	3,736	259	2,298	11,544
Acquisitions of subsidiaries (note 40)	3,107	3,879	24	1,549	8,559
Additions	13,651	25,978	12,027	24,172	75,828
Transfer	1,133	2,620	(9,514)	5,761	–
Transfer to investment properties	(575)	–	–	–	(575)
Disposals	(795)	(3,628)	(4,704)	(2,584)	(11,711)
Provision for impairment (note 29)	(95)	(1,250)	–	–	(1,345)
Depreciation	(7,164)	(33,708)	–	(29,952)	(70,824)
Closing net book amount	**124,120**	**153,199**	**16,104**	**96,596**	**390,019**
At 31st March 2007					
Cost	**192,850**	**552,892**	**16,104**	**314,762**	**1,076,608**
Accumulated depreciation	**(68,730)**	**(399,693)**	–	**(218,166)**	**(686,589)**
Net book amount	**124,120**	**153,199**	**16,104**	**96,596**	**390,019**

Freehold land is located in Thailand, Europe and North America.

* Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.

9. Intangibles

Group

	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Client relationships US$'000	Development costs US$'000	Total intangibles US$'000
At 1st April 2005							
Cost	41,377	3,342	–	–	–	4,866	49,585
Accumulated amortisation and impairment	–	(1,752)	–	–	–	(2,634)	(4,386)
Net book amount	41,377	1,590	–	–	–	2,232	45,199
Year ended 31st March 2006							
Opening net book amount, as restated	41,377	1,590	–	–	–	2,232	45,199
Exchange differences	(6,436)	(97)	(1,909)	(859)	(1,414)	(43)	(10,758)
Acquisition of subsidiaries	331,690	5	130,144	53,245	88,936	–	604,020
Additions	–	157	–	–	–	802	959
Amortisation	–	(529)	(3,430)	(838)	(1,958)	(1,073)	(7,828)
Closing net book amount	366,631	1,126	124,805	51,548	85,564	1,918	631,592
At 1st April 2006							
Cost	366,631	3,407	128,235	52,386	87,522	5,625	643,806
Accumulated amortisation and impairment	–	(2,281)	(3,430)	(838)	(1,958)	(3,707)	(12,214)
Net book amount	366,631	1,126	124,805	51,548	85,564	1,918	631,592
Year ended 31st March 2007							
Opening net book amount	**366,631**	**1,126**	**124,805**	**51,548**	**85,564**	**1,918**	**631,592**
Exchange differences	23,165	(86)	7,925	3,652	6,388	92	41,136
Acquisition of subsidiaries	1,865	120	–	–	–	–	1,985
Adjustment to goodwill	9,079	–	–	–	–	–	9,079
Acquisition of further interest in subsidiary	275	–	–	–	–	–	275
Additions	–	–	–	–	278	6	284
Amortisation	–	(475)	(8,671)	(2,129)	(5,060)	(862)	(17,197)
Closing net book amount	**401,015**	**685**	**124,059**	**53,071**	**87,170**	**1,154**	**667,154**
At 31st March 2007							
Cost	401,015	3,441	136,160	56,038	94,188	5,723	696,565
Accumulated amortisation and impairment	–	(2,756)	(12,101)	(2,967)	(7,018)	(4,569)	(29,411)
Net book amount	**401,015**	**685**	**124,059**	**53,071**	**87,170**	**1,154**	**667,154**

6. Property, plant and equipment

Group

	Freehold land and buildings US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At 1st April 2005					
Cost	82,000	406,898	11,908	188,144	688,950
Accumulated depreciation	(36,199)	(293,381)	–	(115,255)	(444,835)
Net book amount	45,801	113,517	11,908	72,889	244,115
Year ended 31st March 2006					
Opening net book amount	45,801	113,517	11,908	72,889	244,115
Exchange differences	(194)	(2,336)	(1,151)	493	(3,188)
Acquisition of subsidiaries	66,175	49,404	6,463	21,082	143,124
Additions	5,443	22,512	20,698	15,835	64,488
Transfer	3,283	6,262	(19,777)	10,232	–
Transfer to investment properties	(296)	–	–	–	(296)
Disposals	(4,142)	(2,823)	(129)	(2,552)	(9,646)
Provision for impairment (note 29)	(1,393)	(3,011)	–	–	(4,404)
Depreciation	(5,070)	(27,953)	–	(22,627)	(55,650)
Closing net book amount	109,607	155,572	18,012	95,352	378,543
At 1st April 2006					
Cost	166,203	518,977	18,012	292,321	995,513
Accumulated depreciation	(56,596)	(363,405)	–	(196,969)	(616,970)
Net book amount	109,607	155,572	18,012	95,352	378,543
Year ended 31st March 2007					
Opening net book amount	**109,607**	**155,572**	**18,012**	**95,352**	**378,543**
Exchange differences	5,251	3,736	259	2,298	11,544
Acquisitions of subsidiaries (note 40)	3,107	3,879	24	1,549	8,559
Additions	13,651	25,978	12,027	24,172	75,828
Transfer	1,133	2,620	(9,514)	5,761	–
Transfer to investment properties	(575)	–	–	–	(575)
Disposals	(795)	(3,628)	(4,704)	(2,584)	(11,711)
Provision for impairment (note 29)	(95)	(1,250)	–	–	(1,345)
Depreciation	(7,164)	(33,708)	–	(29,952)	(70,824)
Closing net book amount	**124,120**	**153,199**	**16,104**	**96,596**	**390,019**
At 31st March 2007					
Cost	**192,850**	**552,892**	**16,104**	**314,762**	**1,076,608**
Accumulated depreciation	**(68,730)**	**(399,693)**	**–**	**(218,166)**	**(686,589)**
Net book amount	**124,120**	**153,199**	**16,104**	**96,596**	**390,019**

Freehold land is located in Thailand, Europe and North America.

* Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.

7. Investment properties

Group

	2007	2006
	US$'000	US$'000
At beginning of the year	**17,202**	8,356
Fair value gains (note 26)	**1,769**	5,671
Transfer from property, plant and equipment and leasehold land		
– Costs	**575**	807
– Revaluation surplus (note 25)	**4,662**	2,368
At end of the year	**24,208**	17,202

The investment properties were revalued on an open market value basis as at 31st March 2007 by an independent, professionally qualified valuer, DTZ Debenham Tie Leung Limited, Registered Professional Surveyors.

The Group leases out its investment properties under operating leases of 1 year or more.

The Group's interests in investment properties at their net book values are analysed as follows:

	2007	2006
	US$'000	US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	**24,208**	17,202

8. Leasehold land and land use rights

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

Group

	2007	2006
	US$'000	US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	**18,910**	20,857
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	**5,895**	4,498
	24,805	25,355

	2007	2006
	US$'000	US$'000
At beginning of the year	**25,355**	27,877
Exchange differences	**112**	(371)
Additions	**955**	1,175
Transfer to investment properties	**–**	(511)
Acquisition of subsidiaries (note 40)	**1,470**	301
Amortisation of prepaid operating lease payment	**(689)**	(318)
Disposals	**(2,398)**	(2,798)
At end of the year	**24,805**	25,355

9. Intangibles

Group

	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Client relationships US$'000	Development costs US$'000	Total intangibles US$'000
At 1st April 2005							
Cost	41,377	3,342	–	–	–	4,866	49,585
Accumulated amortisation and impairment	–	(1,752)	–	–	–	(2,634)	(4,386)
Net book amount	41,377	1,590	–	–	–	2,232	45,199
Year ended 31st March 2006							
Opening net book amount, as restated	41,377	1,590	–	–	–	2,232	45,199
Exchange differences	(6,436)	(97)	(1,909)	(859)	(1,414)	(43)	(10,758)
Acquisition of subsidiaries	331,690	5	130,144	53,245	88,936	–	604,020
Additions	–	157	–	–	–	802	959
Amortisation	–	(529)	(3,430)	(838)	(1,958)	(1,073)	(7,828)
Closing net book amount	366,631	1,126	124,805	51,548	85,564	1,918	631,592
At 1st April 2006							
Cost	366,631	3,407	128,235	52,386	87,522	5,625	643,806
Accumulated amortisation and impairment	–	(2,281)	(3,430)	(838)	(1,958)	(3,707)	(12,214)
Net book amount	366,631	1,126	124,805	51,548	85,564	1,918	631,592
Year ended 31st March 2007							
Opening net book amount	**366,631**	**1,126**	**124,805**	**51,548**	**85,564**	**1,918**	**631,592**
Exchange differences	23,165	(86)	7,925	3,652	6,388	92	41,136
Acquisition of subsidiaries	1,865	120	–	–	–	–	1,985
Adjustment to goodwill	9,079	–	–	–	–	–	9,079
Acquisition of further interest in subsidiary	275	–	–	–	–	–	275
Additions	–	–	–	–	278	6	284
Amortisation	–	(475)	(8,671)	(2,129)	(5,060)	(862)	(17,197)
Closing net book amount	**401,015**	**685**	**124,059**	**53,071**	**87,170**	**1,154**	**667,154**
At 31st March 2007							
Cost	401,015	3,441	136,160	56,038	94,188	5,723	696,565
Accumulated amortisation and impairment	–	(2,756)	(12,101)	(2,967)	(7,018)	(4,569)	(29,411)
Net book amount	**401,015**	**685**	**124,059**	**53,071**	**87,170**	**1,154**	**667,154**

9. Intangibles *(Cont'd)*

Impairment test for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) as follows:

	2007 Total US$'000	2006 Total US$'000
Manufacturing	**396,308**	361,864
Trading	**4,707**	4,767
	401,015	366,631

In accordance with HKAS 36 "Impairment of Assets", and following the allocation of goodwill to CGUs, the impairment test for goodwill was carried out by comparing the recoverable amounts to the carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering FY 2007/08. Cashflows from FY 2008 onwards are projected based on conservative financial forecasts using the estimated growth rates for manufacturing and trading CGUs and are extrapolated using the estimated growth rates in the range of 0% to 3%. Management determined forecast profitability based on past performance and its expectation for the future changes in costs and sales prices. Future cashflows are discounted at 8.4%. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs. There was no evidence of impairment arising from tests of reasonable variations of the assumptions used.

10. Subsidiaries

Company

	2007 US$'000	2006 US$'000
Unlisted shares, at cost	**1,002,405**	1,008,580
Amounts due from subsidiaries	**641,884**	462,831
	1,644,289	1,471,411
Amounts due to subsidiaries	**(521,585)**	(457,531)
	1,122,704	1,013,880
Less: current portion (note (a))	**(6,564)**	–
Long term portion (note (b))	**1,116,140**	1,013,880

Notes:

(a) The amounts are unsecured, interest-free and repayable on demand.

(b) The amounts are unsecured, interest-free and have no fixed terms of repayment except for amounts totalling US$113,735,000 (2006: US$7,016,000) which bear interest at 3% to 4% per annum (2006: 3% per annum).

Details of principal subsidiaries are shown in note 44.

11. Jointly controlled entities

In 2006, the Group had a 50% interest in two jointly controlled entities, Shanghai Ri Yong-JEA Gate Electric Co., Ltd. and CJ Electric Systems Co. Ltd. During the year the Group has acquired an additional 10% share of Shanghai Ri Yong-JEA Gate Electric Co., Ltd., now becomes a subsidiary of the Group. The Group has also disposed of its interest in CJ Electric Systems Co. Ltd. At 31st March 2007, and the Group now has no interest in jointly controlled entities.

The Group's share of the assets is as follows:

	2007	2006
	US$'000	US$'000
Assets		
Non-current assets	–	5,538
Current assets	–	17,494
	–	23,032
Liabilities		
Current liabilities	–	6,538
	–	6,538
Net assets	–	16,494

Share of profit/(loss) from jointly controlled entities up to the date of disposal recognised in the profit and loss account is as follows:

	2007	2006
Income	**2,779**	19,642
Expenses	**(2,927)**	(18,069)
(Loss)/profit after income tax	**(148)**	1,573

12. Associated companies

Group

	2007 **US$'000**	2006 US$'000
At beginning of the year	**2,271**	3,193
Share of associated companies' results		
– (loss)/profit before income tax	**(127)**	932
– income tax expense	**(27)**	(107)
Exchange difference	**82**	(15)
Transfer associates to subsidiaries	**–**	(3,799)
Acquisition of associate by a subsidiary	**165**	457
Acquisition of subsidiaries	**–**	1,610
At end of the year	**2,364**	2,271

Details of principal associated companies are shown in note 44.

13. Available-for-sale financial assets

	Group		**Company**	
	2007 **US$'000**	2006 US$'000	**2007** **US$'000**	2006 US$'000
At beginning of the year	**5,294**	6,743	**5,294**	6,612
Additions	**17**	45	**17**	45
Disposals	**(701)**	(867)	**(701)**	(736)
Net gains/(losses) transfer to equity (note 25)	**521**	(627)	**521**	(627)
At end of the year	**5,131**	5,294	**5,131**	5,294

There were no impairment provisions on available-for-sale financial assets in 2007 or 2006.

Available-for-sale financial assets include the following:

	Group and Company	
	2007 **US$'000**	2006 US$'000
Unlisted securities		
– Unlisted equity investments	**5,131**	5,294

14. Derivative financial instruments

Group

	Assets		Liabilities	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Interest-rate swaps – held for trading	**176**	654	–	–
Cross currency interest rate swaps				
– net investment hedge	–	–	**19,272**	–
– cash flow hedge	**4,404**	–	–	–
Forward foreign exchange contracts				
– cash flow hedges	–	–	**432**	371
– held for trading	–	–	–	208
Commodity contracts				
– copper hedging contracts	**4,883**	7,097	–	–
– held for trading	–	238	**266**	–
Total	**9,463**	7,989	**19,970**	579
Less: non-current portion	–	–	**(19,272)**	–
Current portion	**9,463**	7,989	**698**	579

Company

	Assets		Liabilities	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Cross currency interest rate swaps				
– net investment hedge	–	–	**19,272**	–
– cash flow hedge	**4,404**	–	–	–
Total	**4,404**	–	**19,272**	–
Less: non-current portion	–	–	**(19,272)**	–
Current portion	**4,404**	–	–	–

15. Stocks and work in progress

Group

	2007	2006
	US$'000	US$'000
Raw materials	**139,933**	129,616
Work in progress	**14,545**	14,579
Finished goods	**96,692**	89,184
	251,170	233,379

16. Trade and other receivables

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Trade receivables	**408,178**	375,558	**–**	–
Less: provision for impairment of receivables	**(9,472)**	(8,612)	**–**	–
Trade receivables – net	**398,706**	366,946	**–**	–
Prepayments and other receivables	**60,153**	51,223	**45**	54
Investments in finance leases (note 17)	**–**	8	**–**	–
	458,859	418,177	**45**	54

All trade and other receivables are either repayable within one year or on demand. Accordingly, the fair value of the Group's trade and other receivables are approximately the same as the carrying value.

The trade and other receivables include trade receivables of US$408,178,000 (2006: US$375,558,000). The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on invoice date was as follows:

Group

	2007	2006
	US$'000	US$'000
0-60 days	**326,703**	284,475
61-90 days	**35,693**	41,226
Over 90 days	**45,782**	49,857
Total	**408,178**	375,558

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

Group

	2007	2006
	US$'000	US$'000
US dollars	**171,391**	167,162
Euro	**180,906**	161,831
RMB	**24,644**	11,993
Others	**31,237**	34,572
Total	**408,178**	375,558

17. Investments in finance leases

Group

	2007	2006
	US$'000	US$'000
Non-current receivables		
Finance leases – gross receivables	**–**	209
Unearned finance income	**–**	(57)
	–	152
Current receivables		
Finance leases – gross receivables	**–**	16
Unearned finance income	**–**	(8)
	–	8

The Group has entered into agreements with its employees whereby certain leasehold property assets of the Group which are located in Hong Kong are leased to these employees. Under the terms of these agreements, substantially all the risks and rewards of ownership of the assets are transferred to the employees. Consequently, these transactions are accounted for as finance leases. At 31st March 2007, all lease contracts have been terminated.

18. Other financial assets at fair value through profit or loss

Group

	2007	2006
	US$'000	US$'000
Listed securities:		
– Equity securities – US	**–**	2
Market value of listed securities	**–**	2
Unlisted securities	**5,135**	2,705
The carrying amounts of the above financial assets are classified as follows:		
Designated as fair value through profit or loss on initial recognition	**5,135**	2,707
	5,135	2,707
Less: non-current portion	**(4,140)**	–
Current portion	**995**	2,707

Other financial assets at fair value through profit or loss are presented within the section on operating activities as part of changes in working capital in the cash flow statement (note 39).

19. Bank balances and cash

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Cash at bank and in hand	**120,057**	67,228	**484**	651
Short-term bank deposits	**29,225**	171,282	**–**	360
	149,282	238,510	**484**	1,011

The effective interest rate on short-term bank deposits was 4.34% (2006: 4.32%); these deposits have an average maturity of 12 days (2006: 30 days).

The bank balances and cash above represents the cash and cash equivalents included in the cash flow statement.

The carrying amounts of the Group's cash and cash equivalents are denominated in the following currencies:

Group

	2007	2006
	US$'000	US$'000
US dollars	**68,306**	171,887
Euro	**37,313**	34,287
RMB	**22,155**	20,531
Others	**21,508**	11,805
Total	**149,282**	238,510

20. Trade and other payables

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Trade payables	**182,976**	194,925	**–**	–
Accrued expenses and sundry payables	**115,079**	80,155	**8,581**	303
	298,055	275,080	**8,581**	303

20. Trade and other payables *(Cont'd)*

The trade and other payables include trade payables of US$182,976,000 (2006: US$194,925,000). The ageing analysis of trade payables based on invoice date was as follows:

	2007	2006
	US$'000	US$'000
0-60 days	**148,275**	151,055
61-90 days	**11,454**	15,652
Over 90 days	**23,247**	28,218
Total	**182,976**	194,925

The carrying amounts of the Group's trade payables are denominated in the following currencies:

Group

	2007	2006
	US$'000	US$'000
US dollars	**41,150**	62,960
Euro	**67,222**	77,392
RMB	**25,255**	19,822
Others	**49,349**	34,751
Total	**182,976**	194,925

21. Borrowings

	Group		**Company**	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Non-Current				
Bank borrowings (note)	**550,304**	520,723	**523,304**	520,718
Other loans	**2,596**	2,470	**–**	–
	552,900	523,193	**523,304**	520,718
Current				
Bank borrowings	**20,177**	184,710	**–**	–
Other loans	**438**	210	**–**	–
	20,615	184,920	**–**	–

21. Borrowings *(Cont'd)*

The maturity of borrowings is as follows:

	Group				Company	
	Bank loans		Other loans		Bank loans	
	2007	2006	**2007**	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Within one year	**20,177**	184,710	**438**	210	**–**	–
In the second year	**6,000**	5	**377**	364	**–**	–
In the third to fifth year (note)	**544,304**	520,718	**1,094**	1,059	**523,304**	520,718
After the fifth year	**–**	–	**1,125**	1,047	**–**	–
	570,481	705,433	**3,034**	2,680	**523,304**	520,718

Interest is charged on the outstanding balances at 1.95% to 5.93% per annum (2006: 1.5% to 6.875% per annum).

The carrying amounts of the above loans approximate their fair value as at 31st March 2007.

Note:

At 31st March 2007, the Group had a five-year loan in the amount of US$525,000,000 which is wholly repayable on the final maturity date of 31st March 2011.

USD258,964,000 out of USD525,000,000 was swapped into CHF339,000,000 under a cross currency interest rate swap with the same maturity date on 31st March 2011.

The carrying amounts of the borrowings (bank loans and other loans) are denominated in the following currencies:

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Hong Kong dollar	**12,194**	9,710	**–**	–
US dollar	**558,070**	124,209	**523,304**	–
Euro	**2,768**	42,481	**–**	–
Swiss Francs	**–**	520,718	**–**	520,718
Other currencies	**483**	10,995	**–**	–
	573,515	708,113	**523,304**	520,718

22. Provisions and other liabilities

Group

	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Warranty US$'000	Sundries US$'000	Total US$'000
At 1st April 2005	2,443	2,891	14,206	–	7,357	–	26,897
Exchange differences	(26)	–	(1,188)	–	(444)	–	(1,658)
Acquisition of subsidiaries	701	–	22,353	8,787	–	978	32,819
Provisions	348	17,248	3,652	–	12,889	26	34,163
Utilised	(274)	(7,890)	(2,911)	(126)	(7,194)	–	(18,395)
Net income recognised in equity	–	–	(5,777)	–	–	–	(5,777)
At 31st March 2006	3,192	12,249	30,335	8,661	12,608	1,004	68,049
Less: non-current portion	(3,192)	–	(30,335)	(8,368)	–	(1,004)	(42,899)
Current	–	12,249	–	293	12,608	–	25,150
At 1st April 2006	3,192	12,249	30,335	8,661	12,608	1,004	68,049
Exchange differences	22	847	3,156	–	(647)	–	3,378
Provisions	104	12,245	4,352	–	17,172	106	33,979
Utilised	(2,083)	(16,316)	(7,935)	(565)	(13,053)	–	(39,952)
Net income recognised in equity	–	–	(1,798)	–	–	–	(1,798)
At 31st March 2007	**1,235**	**9,025**	**28,110**	**8,096**	**16,080**	**1,110**	**63,656**
Less: non-current portion	**(1,055)**	**-**	**(28,110)**	**(7,842)**	**-**	**(1,110)**	**(38,117)**
Current portion	**180**	**9,025**	**-**	**254**	**16,080**	**-**	**25,539**

22.1 RESTRUCTURING

Restructuring provisions are related to the closure of plants. The provision represents mainly asset write-offs, severance payments and provisions for other shutdown costs.

Details of the provision for restructuring cost is as follows:

	2007 US$'000	2006 US$'000
Asset write-offs (including provision for impairment)	**170**	2,763
Other costs	**8,855**	9,486
	9,025	12,249

22. Provisions and other liabilities *(Cont'd)*

22.2 RETIREMENT BENEFIT PLANS AND OBLIGATIONS

Defined benefit pension plans

The Group's defined benefit plans provide employees coverage related to old age pension, early retirement pension, disability pension and widow pension. Defined benefit plans in Europe are valued by independent external actuaries.

The Group's defined benefit plans provide pensions to employees after meeting certain age/service conditions. Pensions are based on specific pension rates applied to the employees' years of service and pensionable earnings.

The assets of the funded plans are held independently of the Group assets in separate trustee administered funds. The Group's major plans were valued by qualified actuaries as at 31st March 2007 and 31st March 2006 using the project unit credit method to account for the Group's pension accounting costs.

(I) The amounts recognised as a net liability in the balance sheet are determined as follows:

	2007	2006	2005	2004
	US$'000	US$'000	US$'000	US$'000
Present value of defined benefit obligations	**145,026**	132,738	14,206	13,742
Fair value of plan assets	**(116,916)**	(102,403)	–	–
	28,110	30,335	14,206	13,742

(a) Present value of defined benefit obligations

The movement in the present value of defined benefit obligations recognised in the balance sheet is as follows:

	2007	2006
	US$'000	US$'000
At beginning of the year	**132,738**	14,206
Current service cost (note II below)	**4,474**	2,973
Interest cost (note II below)	**4,962**	2,456
Contributions by plan participants	**2,370**	1,001
Actuarial (gains)/losses (note III below)	**(1,284)**	759
Exchange differences	**12,173**	(2,880)
Benefits paid	**(10,011)**	(1,956)
Acquisition of subsidiaries	–	116,179
Settlement	**(396)**	–
At end of the year	**145,026**	132,738

22. Provisions and other liabilities *(Cont'd)*

22.2 RETIREMENT BENEFIT PLANS AND OBLIGATIONS *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

(I) (Cont'd)

(b) Fair value of plan assets

The movement in the fair value of plan assets of the year is as follows:

	2007	2006
	US$'000	US$'000
At beginning of the year	**102,403**	–
Expected return on plan assets (note II below)	**5,084**	1,777
Actuarial gains (note III below)	**514**	6,536
Exchange differences	**9,017**	(1,684)
Employer contributions	**5,924**	1,321
Employee contributions	**2,370**	1,001
Benefits paid	**(8,396)**	(375)
Acquisitions of subsidiaries	–	93,827
At end of the year	**116,916**	102,403

The actual return on plan assets was US$5,598,000 (2006: US$ 8,313,000).

Plan Assets

The plan asset mix is established through consideration of many factors, including assumption of tolerance for fluctuation in market values, portfolio diversification and the targeted long-term rate of return for the assets. Foreign exchange risk is inherent in the asset mix policy and foreign currency fluctuations may significantly affect the return on the assets held by the trustees of the funds.

Over the past 2 years, our weighted average rate of return for our defined benefits pension plan was 5.8% per annum.

Plan assets are comprised as follows:

	2007		2006	
	US$'000	**Percentage**	US$'000	Percentage
Equity	**62,010**	**53%**	52,922	52%
Debt	**40,707**	**35%**	34,622	34%
Others (mainly property investment)	**14,199**	**12%**	14,859	14%
	116,916	**100%**	102,403	100%

22. Provisions and other liabilities *(Cont'd)*

22.2 RETIREMENT BENEFIT PLANS AND OBLIGATIONS *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

(I) *(Cont'd)*

(b) Fair value of plan assets *(Cont'd)*

Experience adjustments are as follows:

	2007	2006	2005	2004
	US$'000	US$'000	US$'000	US$'000
Experience adjustments on plan liabilities	**397**	482	–	–
Experience adjustments on plan assets	**–**	–	–	–

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31st March 2008 are US$4,198,000.

(c) The defined benefit obligations are analysed as follows:

	2007	2006
	US$'000	US$'000
Present value of funded obligations	**116,807**	112,159
Present value of unfunded obligations	**28,219**	20,579
Present value of funded/unfunded obligations	**145,026**	132,738

(II) The amounts recognised in the profit and loss account are as follows:

	2007	2006
	US$'000	US$'000
Current service cost (note I above)	**4,474**	2,973
Interest cost (note I above)	**4,962**	2,456
Expected return on plan assets (note I above)	**(5,084)**	(1,777)
Expensed in profit and loss account for pensions benefits	**4,352**	3,652
Expensed in profit and loss account for post-employment medical benefits	**–**	367
Total expenses, included in staff costs	**4,352**	4,019

22. Provisions and other liabilities *(Cont'd)*

22.2 RETIREMENT BENEFIT PLANS AND OBLIGATIONS *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

(III) The amounts recognised through equity are as follows:

	2007	2006
	US$'000	US$'000
Actuarial gains on obligation (note I above)	**1,284**	(759)
Actuarial gains on plan assets (note I above)	**514**	6,536
Gross actuarial gains	**1,798**	5,777
Less: deferred income tax on actuarial gains	**(950)**	(1,058)
Total gains, included in equity	**848**	4,719

The principal actuarial assumptions used were as follows:

	2007	2006
	Percentage	Percentage
Discount rate	**3% – 5.1%**	3% – 4.25%
Expected return on plan assets	**0% – 7%**	0% – 7%
Future salary increases	**0% – 3%**	0% – 3%
Future pension increases	**0% – 3.2%**	0% – 3%

Mortality rates

Assumptions regarding future mortality experience are set based on advice, published statistics and experience in each territory.

The life expectancy in years of a pensioner retiring at age 65 on the balance sheet date is as follows:

	2007	2006
Male	**16.8**	16.9
Female	**20.6**	20.7

22. Provisions and other liabilities *(Cont'd)*

22.3 FINANCE LEASE LIABILITIES

Properties, plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2007	2006
	US$'000	US$'000
Cost – capitalised finance leases	**10,915**	11,513
Accumulated depreciation	**(637)**	(2,073)
Net book amount	**10,278**	9,440

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

The exposure of the Group's borrowings to interest-rate changes and the periods in which the borrowings reprice are as follows:

	2007	2006
Building capital lease	**11.69%**	11.69%
Laser equipment lease	**N/A**	8.42%

Gross finance lease obligation – minimum lease payments:

	2007	2006
	US$'000	US$'000
Not later than 1 year	**1,188**	1,279
Later than 1 year and not later than 5 years	**5,075**	6,558
Later than 5 years	**8,604**	8,604
	14,867	16,441
Future finance charges on finance leases	**(6,771)**	(7,780)
Present value of finance lease liabilities	**8,096**	8,661

The present value of finance lease liabilities is as follows:

	2007	2006
Not later than 1 year	**254**	293
Later than 1 year and not later than 5 years	**1,751**	2,277
Later than 5 years	**6,091**	6,091
	8,096	8,661

23. Deferred income tax

The gross movement on the deferred income tax account is as follows:

	2007 **US$'000**	2006 US$'000
At beginning of the year	**(55,407)**	7,421
Exchange differences	**(3,916)**	1,271
Acquisition of subsidiaries	**–**	(67,846)
Transfer to profit and loss account (note 32)	**4,074**	6,396
Tax charged to equity	**(1,368)**	(2,649)
At end of the year	**(56,617)**	(55,407)

23. Deferred income tax *(Cont'd)*

The movement in deferred tax assets/(liabilities) during the year is as follows:

	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Fair value gain		Others		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At beginning of the year, as previously reported	7,458	(3,904)	(26,506)	(21,414)	3,905	2,630	28,994	29,946	(66,316)	(1,376)	(2,942)	1,539	(55,407)	7,421
Increase in deferred income tax assets/liabilities														
Exchange differences	203	(64)	(625)	–	–	14	1,129	507	(4,478)	–	(145)	–	(3,916)	457
Credited/(charged) to profit and loss account	968	–	(1,122)	–	–	1,865	–	–	–	–	–	–	(154)	1,865
Taxation charged to equity	–	(1,058)	–	–	–	–	–	–	(1,368)	(1,591)	–	–	(1,368)	(2,649)
Acquisitions of subsidiaries	–	–	–	(8,421)	–	–	–	3,165	–	(64,939)	–	–	–	(70,195)
	1,171	(1,122)	(1,747)	(8,421)	–	1,879	1,129	3,672	(5,846)	(66,530)	(145)	–	(5,438)	(70,522)
Decrease in deferred income tax assets/liabilities														
Exchange differences	–	–	–	459	–	–	–	–	–	1,087	–	(732)	–	814
Credited/(charged) to profit and loss account	–	9,375	–	2,870	–	–	(3,710)	(4,624)	4,455	503	3,483	(3,593)	4,228	4,531
Taxation charged to equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Acquisitions of subsidiaries	–	3,109	–	–	–	(604)	–	–	–	–	–	(156)	–	2,349
	–	12,484	–	3,329	–	(604)	(3,710)	(4,624)	4,455	1,590	3,483	(4,481)	4,228	7,694
At end of the year	8,629	7,458	(28,253)	(26,506)	3,905	3,905	26,413	28,994	(67,707)	(66,316)	396	(2,942)	(56,617)	(55,407)
Shown as:														
Deferred income tax assets	9,194	9,058	(7,151)	(6,014)	3,905	3,905	24,139	26,041	–	–	831	(328)	30,918	32,662
Deferred income tax liabilities	(565)	(1,600)	(21,102)	(20,492)	–	–	2,274	2,953	(67,707)	(66,316)	(435)	(2,614)	(87,535)	(88,069)
	8,629	7,458	(28,253)	(26,506)	3,905	3,905	26,413	28,994	(67,707)	(66,316)	396	(2,942)	(56,617)	(55,407)
Additional information – Gross analysis:														
Gross deferred income tax assets	9,194	9,058	–	–	3,905	3,905	26,413	28,994	–	–	831	(328)	40,343	41,629
Gross deferred income tax liabilities	(565)	(1,600)	(28,253)	(26,506)	–	–	–	–	(67,707)	(66,316)	(435)	(2,614)	(96,960)	(97,036)
	8,629	7,458	(28,253)	(26,506)	3,905	3,905	26,413	28,994	(67,707)	(66,316)	396	(2,942)	(56,617)	(55,407)

23. Deferred income tax *(Cont'd)*

The deferred income tax charged to equity during the year is as follows:

	2007	2006
	US$'000	US$'000
Fair value reserves in shareholders' equity:		
– hedging reserve	**398**	(1,177)
– other reserve	**(816)**	(414)
Actuarial gain of defined benefit plan	**(950)**	(1,058)
	(1,368)	(2,649)

Deferred income tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has unrecognised tax losses of US$10,192,000 (2006: US$12,718,000) to carry forward against future taxable income.

The table above describes component parts of the deferred income tax assets and liabilities which are shown on the balance sheet.

Provision:
Certain tax authorities do not allow accounting provisions as charges against taxable profit, which gives rise to a different basis for calculating accounting and taxable profit

Accelerated tax depreciation:
This represents the difference between the rate of depreciation which is charged against accounting profit and the accelerated rate of depreciation which is charged against taxable profit

Impairment of assets:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not allowable as a current year charge against taxable profit

Tax losses:
The value of current losses which can be offset against future profits to reduce future taxation charges

Fair value gain:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not treated as a current year taxable income

Others:
These represent all other differences between the bases of valuation of assets and liabilities for accounting and taxation purposes which give rise to a difference in accounting and taxable profit.

24. Share capital

	Number of shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2005	3,673,789	5,925	77,855	–	83,780
Treasury share purchased	(2,480)	–	–	(2,368)	(2,368)
As at 1st April 2006	3,671,309	5,925	77,855	(2,368)	81,412
Treasury shares vested	680	–	–	650	650
As at 31st March 2007	**3,671,989**	**5,925**	**77,855**	**(1,718)**	**82,062**

The total authorised number of ordinary shares is 7,040,000,000 shares (2006: 7,040,000,000) with a par value of HK$0.0125 per share (2006: HK$0.0125 per share). All issued shares are fully paid.

Under the long term incentive share scheme, the Company has granted 1,650,000 shares during the year, the valuation is based on the market value on date of grant. Movements of the long term incentive shares are set out in the reserves movement under note 25.

Share Option

Share options granted to employees as at 31st March 2007 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 1/4/2006	Granted during the year	Forfeited during the year	Held at 31/03/2007	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
550,000	–	(100,000)	450,000	8.02	17/09/2002	01/08/2004	16/09/2012
550,000	–	(100,000)	450,000	8.02	17/09/2002	01/08/2005	16/09/2012
50,000	–	(50,000)	–	9.40	10/07/2003	01/07/2005	09/07/2013
50,000	–	(50,000)	–	9.40	10/07/2003	01/07/2006	09/07/2013
475,000	–	(100,000)	375,000	9.65	31/07/2003	01/07/2005	30/07/2013
475,000	–	(100,000)	375,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2005	05/10/1013
100,000	–	–	100,000	11.95	06/10/2003	01/10/2006	05/10/1013
50,000	–	–	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	–	–	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	–	–	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
2,650,000	–	(500,000)	2,150,000				

24. Share capital *(Cont'd)*

No share option was exercised during the year (2006: Nil).

The fair value of options granted or forfeited, net, during the year ended 31st March 2007 was determined using the Binomial valuation model, and the credit to the profit and loss account was US$93,000 (credit for year ended 31st March 2006: US$210,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$588,000 (2006: US$681,000) of the above options granted are recognised, together with a corresponding increase in equity, over their vesting period for the relevant directors and senior executives in accordance with the Group's accounting policy pursuant to HKFRS 2 "Share-based Payments".

25. Reserves

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolid-ation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2005, as restated	15,499	38,917	(233,885)	9,028	891	–	–	925	907,744	739,119
Exchange differences	–	32	–	(7,391)	–	–	–	–	–	(7,359)
Fair value losses on available-for-sale financial assets	–	–	–	–	–	–	–	(627)	–	(627)
Actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	5,777	5,777
Deferred income tax effect on actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	(1,058)	(1,058)
Fair value gains:										
– hedging instrument	–	–	–	–	–	–	6,724	–	–	6,724
– deferred income tax on fair value gains	–	–	–	–	–	–	(1,177)	–	–	(1,177)
Revaluation surplus:										
– on transfer from property, plant and equipment and leasehold land to investment properties	–	–	–	–	–	–	–	2,368	–	2,368
– deferred income tax on revaluation surplus	–	–	–	–	–	–	–	(414)	–	(414)
Net income/(expense) recognised directly in equity	–	32	–	(7,391)	–	–	5,547	1,327	4,719	4,234
Profit for the year	–	–	–	–	–	–	–	–	93,990	93,990
Total recognised income for the period	**–**	**32**	**–**	**(7,391)**	**–**	**–**	**5,547**	**1,327**	**98,709**	**98,224**
2004/05 Final dividend paid	–	–	–	–	–	–	–	–	(51,810)	(51,810)
2005/06 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Share option scheme:										
– value of employee services	–	–	–	–	(210)	–	–	–	–	(210)
	–	32	–	(7,391)	(210)	–	5,547	1,327	25,704	25,009
At 31st March 2006	**15,499**	**38,949**	**(233,885)**	**1,637**	**681**	**–**	**5,547**	**2,252**	**933,448**	**764,128**
Final dividend proposed	–	–	–	–	–	–	–	–	40,035	40,035
Other	15,499	38,949	(233,885)	1,637	681	–	5,547	2,252	893,413	724,093
At 31st March 2006	**15,499**	**38,949**	**(233,885)**	**1,637**	**681**	**–**	**5,547**	**2,252**	**933,448**	**764,128**
Company and subsidiaries	15,499	38,949	(233,885)	1,637	681	–	5,547	2,252	924,451	755,131
Jointly controlled entities	–	–	–	–	–	–	–	–	7,544	7,544
Associated companies	–	–	–	–	–	–	–	–	1,453	1,453
At 31st March 2006	**15,499**	**38,949**	**(233,885)**	**1,637**	**681**	**–**	**5,547**	**2,252**	**933,448**	**764,128**

25. Reserves *(Cont'd)*

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolid-ation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2006	15,499	38,949	(233,885)	1,637	681	–	5,547	2,252	933,448	764,128
Exchange differences	–	–	–	40,799	–	–	–	–	–	40,799
Fair value gains on available-for-sale financial assets	–	–	–	–	–	–	–	521	–	521
Actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	1,798	1,798
Deferred income tax effect on actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	(950)	(950)
Fair value losses:										
– hedging instrument	–	–	–	–	–	–	(2,273)	–	–	(2,273)
– deferred income tax on fair value losses	–	–	–	–	–	–	398	–	–	398
Revaluation surplus:										
– on transfer from property, plant and equipment and leasehold land to investment properties	–	–	–	–	–	–	–	4,662	–	4,662
– deferred income tax on revaluation surplus	–	–	–	–	–	–	–	(816)	–	(816)
Net income/(expense) recognised directly in equity	–	–	–	40,799	–	–	(1,875)	4,367	848	44,139
Profit for the year	–	–	–	–	–	–	–	–	109,696	109,696
Total recognised income for the period	–	–	–	**40,799**	–	–	**(1,875)**	**4,367**	**110,544**	**153,835**
2005/06 Final dividend paid	–	–	–	–	–	–	–	–	(40,035)	(40,035)
2006/07 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Long-term incentive share scheme:										
– share vested	–	–	–	–	–	(650)	–	–	–	(650)
– value of employee services	–	–	–	–	–	2,613	–	–	–	2,613
Share option scheme:										
– value of employee services	–	–	–	–	(93)	–	–	–	–	(93)
	–	–	–	40,799	(93)	1,963	(1,875)	4,367	49,314	94,475
At 31st March 2007	**15,499**	**38,949**	**(233,885)**	**42,436**	**588**	**1,963**	**3,672**	**6,619**	**982,762**	**858,603**
Final dividend proposed	–	–	–	–	–	–	–	–	40,035	40,035
Other	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	942,727	818,568
At 31st March 2007	**15,499**	**38,949**	**(233,885)**	**42,436**	**588**	**1,963**	**3,672**	**6,619**	**982,762**	**858,603**
Company and subsidiaries	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	981,463	857,304
Associated companies	–	–	–	–	–	–	–	–	1,299	1,299
At 31st March 2007	**15,499**	**38,949**	**(233,885)**	**42,436**	**588**	**1,963**	**3,672**	**6,619**	**982,762**	**858,603**

25. Reserves *(Cont'd)*

Company

	Contributed surplus US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2005, as restated	95,273	891	–	925	369,207	466,296
Share option scheme:						
– value of employee services	–	(210)	–	–	–	(210)
Fair value loss on available-for-sale financial assets	–	–	–	(627)	–	(627)
Profit for the year	–	–	–	–	25,352	25,352
Dividend	–	–	–	–	(73,005)	(73,005)
At 31st March 2006	95,273	681	–	298	321,554	417,806
Long-term incentive share scheme:						
– share vested	–	–	(650)	–	–	(650)
– value of employee services	–	–	2,613	–	–	2,613
Share option scheme:						
– value of employee services	–	(93)	–	–	–	(93)
Fair value gain on available-for-sale financial assets	–	–	–	521	–	521
Profit for the year	–	–	–	–	140,582	140,582
Dividend	–	–	–	–	(61,230)	(61,230)
At 31st March 2007	**95,273**	**588**	**1,963**	**819**	**400,906**	**499,549**

Distributable reserves of the Company at 31st March 2007 amounted to US$496,179,000 (2006: US$416,827,000).

26. Other income and gains

	2007 US$'000	2006 US$'000
Interest income	**6,862**	6,025
Gross earnings from investments in finance leases	**–**	7
Gross rental income from investment properties	**3,526**	1,344
Royalty income	**–**	108
Fair value gains on investment properties	**1,769**	5,671
	12,157	13,155

27. Selling and administrative expenses

	2007 US$'000	2006 US$'000
Selling expenses	**137,829**	97,582
Administrative expenses	**210,165**	153,947
	347,994	251,529

28. Restructuring provisions

Restructuring provisions are related to closure of certain plants in Europe, US and China. The costs incurred during the year represent mainly asset write-offs, severance payments and provisions for other shutdown costs.

	2007 US$'000	2006 US$'000
Asset write-offs (including provision for impairment)	**1,004**	3,154
Other costs	**11,241**	14,094
Total provisions	**12,245**	17,248

29. Expenses by nature

Operating profit is stated after crediting and charging the following:

	2007	2006
	US$'000	US$'000
Depreciation		
Depreciation on property, plant and equipment	**70,824**	55,650
Less: amounts capitalised on assets under construction	**(499)**	(1,256)
	70,325	54,394
Employee benefit expense	**360,313**	229,221
Less: amounts capitalised on assets under construction	**(1,241)**	(1,640)
	359,072	227,581
Cost of goods sold*	**1,574,401**	1,149,235
Auditors' remuneration	**1,955**	1,879
Amortisation on leasehold land and land use rights (note 8)	**689**	318
Amortisation of intangibles (note 9)	**17,197**	7,828
Impairment of property, plant and equipment (note 6)	**1,345**	4,404
(Gains)/losses on disposals of property, plant and equipment	**(961)**	2,667
(Gains)/losses on other financial assets at fair value through profit or loss	**(100)**	144
Net foreign exchange (gains)/losses (note 33)	**(672)**	1,151
Provision for impairment of trade receivables	**742**	455

**Note:* Cost of goods sold include material, production overhead and direct labour costs.

30. Employee benefit expense

	2007	2006
	US$'000	US$'000
Wages and salaries	**319,811**	206,946
Social security costs	**29,831**	15,078
Pension costs – defined contribution plans	**6,319**	3,178
Pension costs – defined benefit plans	**4,352**	4,019
	360,313	229,221

30. Employee benefit expense *(Cont'd)*

30.1 PENSIONS – DEFINED CONTRIBUTION PLANS

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions made by the employer to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which are available to certain employees in the United States of America.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions.

During the year, no forfeited contributions were used, in the prior year, forfeited contributions totalling US$1,100,000 were used to offset the contribution during the year. At 31st March 2007, the balance of the forfeited contributions was US$523,000 (2006: US$371,000).

30.2 PENSIONS – DEFINED BENEFIT PLANS

The Group's major plans were valued by qualified actuaries as at 31st March 2007 and 31st March 2006 using the projected unit credit method to account for the Group's pension accounting costs.

30.3 DIRECTORS' EMOLUMENTS

The remuneration of every Director for the year ended 31st March 2007 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits* US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Michael John Enright	40	–	–	–	40
Laura May-Lung Cha	37	–	–	–	37
Peter Kin-Chung Wang	25	–	–	–	25
Oscar de Paula Bernades Neto	34	–	–	–	34
Arkadi Kuhlmann#	13	–	–	–	13
	227	1,549	123	118	2,017

resigned effective on 30th September 2006

30. Employee benefit expense *(Cont'd)*

30.3 DIRECTORS' EMOLUMENTS *(Cont'd)*

The remuneration of every Director for the year ended 31st March 2006 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits* US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	67	–	5	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	38	–	–	–	38
Patrick Blackwell Paul	50	–	–	–	50
Michael John Enright	41	–	–	–	41
Laura May-Lung Cha	41	–	–	–	41
Peter Kin-Chung Wang	30	–	–	–	30
Oscar de Paula Bernades Neto	34	–	–	–	34
Arkadi Kuhlmann	42	–	–	–	42
	276	1,544	123	123	2,066

* Other benefits include housing allowance benefits.

30.4 SENIOR MANAGEMENT COMPENSATION

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2006: 3) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2006: 2) during the year are as follows:

	2007 US$'000	2006 US$'000
Salaries, allowances and other benefits	**1,337**	1,219
Retirement scheme contributions	**61**	146
Retirement gratuity	**–**	915
Redundancy	**983**	–
Bonuses	**420**	160
	2,801	2,440

30. Employee benefit expense *(Cont'd)*

30.4 SENIOR MANAGEMENT COMPENSATION *(Cont'd)*

Emoluments band	Number of individuals	
	2007	2006
US$640,001 – US$704,000 (HK$5,000,001 – HK$5,500,000)	**3**	–
US$768,001 – US$832,000 (HK$6,000,001 – HK$6,500,000)	**1**	–
US$832,001 – US$896,000 (HK$6,500,001 – HK$7,000,000)	**–**	1
US$1,536,001 – US$1,600,000 (HK$12,000,001 – HK$12,500,000)	**–**	1

30.5 KEY MANAGEMENT COMPENSATION

Other than the directors' emoluments and senior management compensation disclosed above, the emoluments paid to the senior management as disclosed in the biographical details on pages 46 to 48 of this report are as follows:

	2007	2006
	US$'000	US$'000
Salaries and other short-term employee benefits	**4,656**	3,996
Share-based payments	**282**	–
	4,938	3,996

31. Finance costs

	2007	2006
	US$'000	US$'000
Interest on bank loans and overdrafts	**27,908**	7,618

32. Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2007 US$'000	2006 US$'000
Current income tax		
Hong Kong profits tax	**(9,715)**	(6,070)
Overseas taxation	**(22,210)**	(19,554)
Over/(under) provisions in prior years	**4,919**	(2,656)
	(27,006)	(28,280)
Deferred income tax (note 23)	**4,074**	6,396
	(22,932)	(21,884)

The effective tax rate of the Group differs from the tax rate of Hong Kong as follows:

	2007 %	2006 %
Tax rate of Hong Kong	**17.5**	17.5
Effect of different tax rates in other countries	**3.1**	0.7
Income net of expenses not subject to tax	**(3.3)**	(4.3)
(Over)/under provisions in prior years	**(3.6)**	2.2
Unrecognised tax losses	**3.2**	2.7
Effective tax rate	**16.9**	18.8

33. Net foreign exchange gains/(losses)

The exchange differences recognised in the profit and loss account are included as follows:

	2007 US$'000	2006 US$'000
Administrative expenses	**672**	(1,151)

34. Profit attributable to equity holders

The Group's consolidated profit attributable to equity holders is US$109,696,000 (2006: US$93,990,000) of which US$140,582,000 (2006: US$25,352,000) is dealt with in the accounts of the Company.

Details are shown in note 25.

35. Dividends

	2007 US$'000	2006 US$'000
Interim, paid, of 0.58 US cents per share (2006: 0.58 US cents)	**21,195**	21,195
Final, proposed, of 1.09 US cents per share (2006: 1.09 US cents)	**40,035**	40,035
	61,230	61,230

At a meeting held on 8th June 2007 the directors declared a final dividend of 1.09 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2007.

36. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to equity holders of the Company (thousands US dollar)	**109,696**	93,990
Weighted average number of ordinary shares in issue (thousands)	**3,671,883**	3,672,599
Basic earnings per share (US cents per share)	**2.99**	2.56

The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2007.

37. Contingent liabilities

In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against Johnson Electric Automotive, Inc. ("JEAI"), a subsidiary of the Group, and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in 2001.

In February 2007, JEAI and Lear Corporation, a co-defendant, negotiated a settlement with the attorneys for certain plaintiffs. Under the term of the settlement, the claims of settling plaintiffs will be dismissed with prejudice. Upon entry of an order of dismissal, the plaintiffs will not be allowed to file any other action to recover damages related to the claims they made in the lawsuits that have been settled. Such order ends all litigation related to the plaintiffs' claims. Although the claims of non-settling plaintiffs remain pending, the Group considers resolution of the remaining claims will not be material.

38. Commitments

38.1 CAPITAL COMMITMENTS

Group

	2007	2006
	US$'000	US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	**3,935**	2,415
Contracted but not provided for	**7,600**	12,375
	11,535	14,790
Investment in:		
Subsidiary, contracted but not provided for	**–**	4,045
Jointly controlled entity, contracted but not provided for	**–**	4,859
	–	8,904

38.2 OPERATING LEASE COMMITMENTS

(i) At 31st March 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2007		2006	
	Land and buildings	**Others**	Land and buildings	Others
	US$'000	**US$'000**	US$'000	US$'000
Not later than one year	**14,088**	**1,197**	12,620	1,525
Later than one year and not later than five years	**34,547**	**1,197**	31,563	1,353
Later than five years	**10,733**	**8**	8,030	–
	59,368	**2,402**	52,213	2,878

(ii) At 31st March 2007, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2007	2006
	US$'000	US$'000
Not later than one year	**1,820**	1,777
Later than one year and not later than five years	**1,759**	3,105
	3,579	4,882

39. Cash generated from operations

	2007 US$'000	2006 US$'000
Profit before income tax	**135,935**	116,251
Share of losses/(profits) of jointly controlled entities/ associated companies	**302**	(2,398)
Gains on sales of jointly controlled entities	**(653)**	-
Depreciation of property, plant and equipment	**70,325**	54,394
Amortisation of leasehold land and land use rights	**689**	318
Amortisation of intangible assets	**17,197**	7,828
(Gains)/losses on disposals of leasehold land, property, plant and equipment	**(961)**	2,667
Provision for impairment on property, plant and equipment	**1,345**	4,404
Fair value (gains)/losses on derivative financial instruments	**(3,630)**	1,779
Net realised and unrealised (gains)/losses on disposals of other financial assets at fair value through profit or loss	**(379)**	504
Share based compensation	**2,520**	(210)
Fair value gains on investment properties	**(1,769)**	(5,671)
Net interest expense	**21,046**	1,593
Gross earnings from investments in finance leases	**-**	(7)
Net realised gains on available-for-sale financial assets	**(378)**	(1,821)
(Increase)/decrease in stocks and work in progress	**(2,396)**	13,290
(Increase)/decrease in trade and other receivables	**(13,881)**	12,778
Decrease in trade and other payables	**(4,006)**	(31,820)
Increase in other provisions	**560**	10,517
Cash generated from operations	**221,866**	184,396

In the cash flow statement, proceeds from sale of leasehold land, property, plant and equipment comprises:

	2007 US$'000	2006 US$'000
Net book amount	**11,217**	12,444
Gains/(losses) on sale of leasehold land, property, plant and equipment	**961**	(2,667)
Proceeds from sale of leasehold land, property, plant and equipment	**12,178**	9,777

40. Business combinations

On 3rd April 2006, the Group paid US$4,900,000 to purchase additional 10% shareholding in Shanghai Ri Yong-JEA Gate Electric Co., Ltd., previously a jointly controlled entity of the Group. The effective holding increased from 50% to 60%. The acquired business contributed revenues of US$50,180,000 and net profit of US$4,962,000 to the Group for the period from the date of acquisition to 31st March 2007.

40. Business combinations *(Cont'd)*

On 30th August 2006, the Group acquired a metal materials trading business. The acquired business contributed revenues of US$9,265,000 and net profit of US$161,000 to the Group for the period from the date of acquisition to 31st March 2007.

Details of net assets acquired and goodwill are as follows:

	US$'000
Purchase consideration:	5,480
Fair value of net assets acquired – shown as below	(3,615)
Goodwill	1,865

The assets and liabilities arising from the above acquisitions in this financial year are as follows:

	Fair Value US$'000	Acquiree's carrying amount US$'000
Property, plant and equipment	8,559	8,559
Leasehold land and land use rights	1,470	1,470
Intangibles	120	120
Stocks and work in progress	8,124	8,124
Trade and other receivables	8,174	8,174
Bank balances and cash	14,579	14,579
Trade and other payables	(9,178)	(9,178)
Net assets	31,848	31,848
Minority interests	(12,739)	
	19,109	
Interest in a jointly controlled entity previously accounted for	(15,494)	
Net assets acquired	3,615	
Purchase consideration settled in cash		(5,480)
Cash and cash equivalents in subsidiary acquired		14,579
Cash inflow on acquisition		9,099

41. Related-party transactions

Details of substantial equity holders are shown in Disclosure of Interests in the Report of the Directors on page 39. The Group had no other material related party transactions during the year. Details of senior management and key management compensation are disclosed in note 30.4 and 30.5 in this report.

42. Effect of adopting new HKFRS

Standards, interpretations and amendments to published standards effective in 2006/07 which are relevant to the Group

In 2006/07, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 and HKFRS 4 (Amendment)	Financial guarantee contracts
HK(IFRIC)-Int 4	Determining whether an arrangement contains a lease

The adoption of new/revised HKASs, HKAS 21 (Amendment), HKAS 39 and HKFRS 4 (Amendment) and HK(IFRIC)-Int 4, did not result in substantial changes to the Group's accounting policies. In summary:

- Amendment to HKAS 21 requires exchange differences arising on a monetary item that forms part of an entity's net investment in a foreign operation to be initially recognised in equity in the entity's consolidated financial statements. This is consistent with the current accounting treatment of the Group, thus the management considered that there is no significant impact.

- The Group adopted HKFRS 4 – Insurance Contracts to account for its financial guarantee contracts, the adoption had no material effect on the Group's accounting policies.

- HK(IFRIC)-Int 4 had no material effect on the Group's accounting policies.

Standards, interpretations and amendments to published standards effective in 2006/07 but not relevant to the Group

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1st April 2006 but are not relevant to the Group's operations:–

HKAS 39 (Amendment)	Cash flow hedge accounting of forecast Intragroup transactions
HKAS 39 (Amendment)	The fair value option
HKFRS 1 & 6 (Amendments)	First-time Adoption of HKFRS and Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 5	Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies
HKFRS 6	Exploration for and Evaluation of Mineral Resources

42. Effect of adopting new HKFRS *(Cont'd)*

Standards, interpretations and amendments to published standards that are not effective in 2006/07 which are relevant to the Group

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1st April 2007 or later periods but which the Group has not early adopted, as follows:

HKFRS 8	Operating Segments
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial positions.

Standards, interpretations and amendments to published standards that are not effective in 2006/07 and are not relevant to the Group's operations

HK(IFRIC)-Int 12	Service Concession Arrangements

43. Approval of accounts

The accounts were approved by the Directors on 8th June 2007.

44. Principal subsidiaries and associated companies

The following list contains particulars of subsidiaries and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Best Port International Limited	Investment holding	British Virgin Islands	1 share of US$1 each	–	100%
Bloor Company Limited	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
China Autoparts, Inc. *	Investment holding	United States of America	12,121,213 shares of US$0.0001 each	–	55.36%
Chengdu Tonglin Casting Industrial Co., Ltd	Manufacturing	China	RMB67,560,000	–	55.36%
Crown Trend Limited	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
Delta Success Electric Company Limited	Manufacturing	Malaysia	1 share of US$1 each	–	100%
De Chang Metal Industries Limited	Sales and marketing	Hong Kong	20,000 shares of HK$100 each	–	100%
De Chang Fulfilment Limited	Trading	Hong Kong	2 shares of HK$1 each	–	100%
Deyang Lianzhou Electric Co., Ltd. *	Manufacturing	China	US$480,000	–	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Easy Reach Electric Motor Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL27,568,588.40	–	100%
Gate Deutschland GmbH	Manufacturing	Germany	EUR60,000	–	100%
Gate España Automoción, S.L.	Manufacturing	Spain	EUR150,250	–	100%

* Wholly owned foreign enterprises

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Gate France SAS	Manufacturing	France	EUR382,250	–	99.98%
Gate S.r.l.	Manufacturing	Italy	2,600,000 shares of EUR1 each	–	100%
Gate UK Limited	Manufacturing	United Kingdom	50,000 shares of GBP1 each	–	100%
Gatebrook Limited	Investment holding	Cyprus	11,000 shares of CYP1 each	–	100%
Gether Success Ltd.	Investment holding	British Virgin Islands	30,000 shares of US$1 each	100%	–
Guiyang Deguang Electric Co Ltd. *	Manufacturing	China	US$200,000	–	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Hwa Sun Electric Company Limited	Subcontractor	Hong Kong	10,000 shares of HK$1 each	–	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	–	100%
JEA Gate Holdings S.r.l.	Investment holding	Italy	EUR32,968,000	–	100%
JEA Limited	Investment holding	British Virgin Islands	2 shares of US$1 each	100%	–
JE Castings Investments Limited	Investment holding	British Virgin Islands	1 share of US$1 each	–	100%
JE Fulfilment (Shenzhen) Limited *	Sales and marketing	China	HK$4,800,000	–	100%
JE Fulfilment Limited	Sales and marketing	Hong Kong	20,000 shares of HK$1 each	–	100%
Johnson China Advice (Shenzhen) Co. Ltd. *	Consultant	China	HK$1,000,000	–	100%

* Wholly owned foreign enterprises

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Johnson China Advice Company Limited	Consultant	Hong Kong	1 share of HK$1 each	–	100%
Johnson Electric Automotive de Mexico S.A. de C.V.	Manufacturing	Mexico	39,296,590 shares of 1 Peso each	–	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Capital Ltd	Investment holding	British Virgin Islands	1 share of US$1 each	100%	-
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	-
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	–	100%
Johnson Electric (Guangdong) Co. Ltd. *	Manufacturing	China	US$3,829,780	–	100%
Johnson Electric (Hong Kong) Ltd	Sales and marketing	Hong Kong	1 share of HK$1 each	100%	-
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	-
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	-
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	–	100%
Johnson Electric (Korea) Limited	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	–	100%
Johnson Electric Moncalieri S.r.l.	Manufacturing	Italy	EUR2,519,540	–	100%
Johnson Electric (Nanjing) Co., Ltd. *	Manufacturing	China	US$4,000,000	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	–	100%

* Wholly owned foreign enterprises

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Johnson Electric S.A.	Research and development, manufacturing	Switzerland	500 shares of SFR1,000 each	–	100%
Johnson Electric (Shanghai) Co., Ltd. *	Sales and marketing	China	US$200,000	–	100%
Johnson Electric (Shenzhen) Co. Ltd. *	Research and development	China	HK$30,000,000	–	100%
Johnson Electric Trading Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	100%
Johnson Electric World Trade Limited	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Limited	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–
Kwong Lee (Asia) Metal Company Limited	Sales and marketing	Hong Kong	2,000,000 shares of HK$1 each	–	100%
Kwong Lee Metal (Shenzhen) Co., Ltd. *	Manufacturing	China	HK$8,000,000	–	100%
Main Country Limited	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
M.M.A (Manufactura de Motores Argentinos) S.r.l.	Manufacturing	Argentina	388,000 shares of 10 Pesos each	–	100%
Nanomotion Ltd.	Manufacturing	Israel	18,669,985 shares of NIS0.01 each	–	51%
Nihon Mini Motor Co. Ltd.	Sales and marketing	Japan	JPY330,000,000	–	100%
JE Materials Company Limited (formerly known as Outperform Group Limited)	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%

* Wholly owned foreign enterprises

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Parlex (Europe) Limited (formerly known as Poly-Flex Circuits Limited)	Manufacturing	United Kingdom	2,000,000 shares of GBP1 each	–	100%
Palex (Europe) Trading Limited (formerly known as Parlex (Europe) Limited)	Trading	United Kingdom	1 share of GBP1 each	-	100%
Parlex USA Inc.	Manufacturing, R&D, Sales and marketing	United States of America	100 shares issued with no par value	–	100%
Parlex Dynaflex Corporation	Manufacturing	United States of America	1,000 shares issued with no par value	-	100%
Parlex Polymer Flexible Circuits, Inc.	Manufacturing	United States of America	1,000 shares of US$1 each	–	100%
Parlex Asia Holdings Limited	Investment holding	British Virgin Islands	2,000 shares of US$1 each	–	100%
Parlex Asia Pacific Limited	Trading	Hong Kong	14,698 shares of HK$1 each	–	100%
Parlex Pacific Limited	Trading	Hong Kong	1 share of HK$1 each	–	100%
Parlex (China) Investment Limited	Investment holding	British Virgin Islands	1,000 shares of US$1 each	–	100%
Parlex (Shanghai) Interconnect Technologies Co., Ltd.	Manufacturing	China	US$5,000,000	–	100%
Parlex (Shanghai) Interconnect Products Co., Ltd.	Manufacturing	China	US$15,000,000	–	100%
Parlex (Shanghai) Circuit Co., Ltd.	Manufacturing	China	US$5,000,000	-	100%
Parlex (Shanghai) Electronics Co., Ltd.	Manufacturing	China	US$2,000,000	-	100%
Saia-Burgess Electronics Holding AG	Investment holding	Switzerland	643,200 shares of CHF 50 each	–	100%

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Saia-Burgess Murten AG	R&D, manufacturing, sales and marketing	Switzerland	5,000 shares of CHF1,000 each	–	100%
Saia-Burgess Controls AG	R&D, manufacturing, sales and marketing	Switzerland	100 shares of CHF1,000 each	–	100%
Saia-Burgess Gateshead Limited	Manufacturing, R&D, sales and marketing	United Kingdom	7,000,100 shares of GBP1 each	–	100%
Saia-Burgess Oldenburg GmbH & Co. KG	Manufacturing, R&D, sales and marketing	Germany	EUR15,338,800	–	100%
Saia-Burgess Dresden GmbH	Sales and marketing and R&D	Germany	EUR25,600	–	100%
Saia-Burgess Halver GmbH	Manufacturing, R&D, sales and marketing	Germany	EUR25,000	–	100%
Saia-Burgess Deutschland GmbH	Sales and marketing	Germany	EUR511,300	–	100%
Saia-Burgess Industry PL Sp.zo.o.	Manufacturing	Poland	417 shares of PLN873.25 each	–	100%
Saia-Burgess Poland Sp.zo.o.	Manufacturing	Poland	5,900 shares of PLN500 each	–	100%
Saia-Burgess Paris Sarl	Sales and marketing	France	125,000 shares of EUR16 each	–	100%
Saia-Burgess Milano S.r.l.	Sales and marketing	Italy	EUR3,700,000	–	100%
Saia-Burgess Österreich GmbH	Sales and marketing	Austria	EUR40,000	–	100%
Saia-Burgess Benelux B.V.	Sales and marketing	Netherlands	3,000 shares of EUR45 each	–	100%
Saia-Burgess Controls Kft.	Sales and marketing	Hungary	HUF5,000,000	–	100%
Saia-Burgess Hatvan Kft.	Manufacturing	Hungary	HUF30,000,000	–	100%
Saia-Burgess Ózd Kft	Manufacturing	Hungary	HUF16,470,000	–	100%

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Saia-Burgess Monastir C.S.	Manufacturing	Tunisia	1,000 shares of TND20 each	-	100%
Saia-Burgess USA, Inc.	Sales and marketing	United States of America	1,000 shares of US$1 each	-	100%
Saia-Burgess Inc.	Manufacturing, R&D, sales and marketing	United States of America	5,000 shares of US$0.01 each	-	100%
Saia-Burgess Automotive Inc.	R&D, manufacturing, sales and marketing	United States of America	2,000 shares of US$500 each	-	100%
Saia-Burgess Automotive Actuators Inc.	R&D, manufacturing, sales and marketing	United States of America	300,000 common stocks issued with no par value	-	100%
Saia-Burgess Canada Co. Inc.	Sales and marketing	Canada	80,000 shares of CAN$1 each	-	100%
Saia-Burgess Guangzhou Limited *	Manufacturing	China	US$2,350,000	-	100%
Saia-Burgess (China) Limited *	Manufacturing	China	US$1,882,570	-	100%
Saia-Burgess (HK) Limited	Sales and marketing	Hong Kong	2 shares of HK$10 each	-	100%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd. #	Manufacturing	China	US$17,000,000	-	60%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	-
Trade Triumph Group Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	-	100%
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

44. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
V Motor (China) Limited	Manufacturing and sales	China	US$900,000	–	100%
V Motor Limited	Trading and research and development	Hong Kong	1 share of HK$1 each	–	100%
Wing Fat Loong Metal (Asia) Limited	Trading	Hong Kong	1 share of HK$1 each	–	100%
ASSOCIATED COMPANIES					
FG Microdesign S.r.l.	Manufacturing	Italy	100,000 shares of EUR0.52 each	–	40%
Burgess Defond Limited	Manufacturing	Hong Kong	100,000 shares of HK$1 each	–	25%
Shenzhen SMART Micromotor Co., Ltd.	Manufacturing	China	US$2,100,000	–	49%
MiCS MicroChemical Systems SA	R&D, sales and marketing	Switzerland	CHF4,843,308	–	35%
IP Trading GesmbH	Sales and marketing	Austria	EUR35,000	–	49%

JOHNSON ELECTRIC GROUP
TEN-YEAR SUMMARY

	1998	1999	2000
	US$'000	US$'000	US$'000
Consolidated Profit and Loss Account			
Turnover	362,771	367,557	677,144
Profit before income tax	88,159	111,207	155,268
Income tax expenses	(7,312)	(5,560)	(22,172)
Minority interests	–	–	(9)
Profit attributable to shareholders	80,847	105,647	133,087
Consolidated Balance Sheet			
Property, plant and equipment	185,692	180,277	246,724
Investment properties	–	–	–
Leasehold land and land use rights	–	–	–
Intangibles	–	–	–
Jointly controlled entities	–	–	11,668
Associated companies	–	–	9,172
Deferred income tax assets	–	–	3,116
Investment securities/Available-for-sale financial assets	4,793	5,770	7,641
Long term other financial assets at fair value through profit or loss	–	–	–
Investment in finance leases	35,038	33,188	27,901
Net current assets	272,967	358,787	139,141
Employment of funds	498,490	578,022	445,363
Share capital	5,925	5,925	5,925
Reserves	461,522	525,540	376,761
Proposed dividends	14,814	29,627	33,620
Minority interests	–	–	5
Total equity	482,261	561,092	416,311
Long term loans/other provisions	3,999	3,000	16,884
Long term derivative financial instruments	–	–	–
Deferred income tax liabilities	12,230	13,930	12,168
Funds employed	498,490	578,022	445,363
Basic earnings per share (US cents) *	2.20	2.88	3.62
Fully diluted earnings per share (US cents)	N/A	N/A	N/A
Dividend per share (US cents)	4.5	4.5	4.9
Shareholders' funds per share (US cents) *	13.1	15.3	11.3

* *Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.*

2001	2002	2003	2004	2005 (Restated)	2006	**2007**
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	**US$'000**
790,190	773,660	955,339	1,050,707	1,143,783	1,526,328	**2,086,628**
136,171	125,936	174,202	134,533	156,446	116,251	**135,935**
9,431	(15,289)	(24,788)	(17,956)	(15,193)	(21,884)	**(22,932)**
(2)	(2)	(2)	–	(24)	(377)	**(3,307)**
145,600	110,645	149,412	116,577	141,229	93,990	**109,696**
234,287	235,031	248,501	256,952	244,115	378,543	**390,019**
–	–	–	–	8,356	17,202	**24,208**
–	–	–	–	27,877	25,355	**24,805**
–	22,583	22,421	20,074	43,335	631,592	**667,154**
19,506	18,439	18,882	16,104	14,921	16,494	–
7,361	3,709	40	13,163	3,193	2,271	**2,364**
28,513	32,778	29,188	33,731	30,689	32,662	**30,918**
11,136	9,480	7,336	7,871	5,818	5,294	**5,131**
–	–	–	–	–	–	**4,140**
20,522	13,844	8,538	5,599	426	152	–
207,156	246,454	366,591	420,786	483,572	400,400	**512,475**
528,481	582,318	701,497	774,280	862,302	1,509,965	**1,661,214**
5,925	5,925	5,925	5,925	83,780	81,412	**82,062**
459,001	513,434	617,303	685,802	682,669	724,093	**818,568**
34,383	34,383	42,390	42,390	51,810	40,035	**40,035**
5	5	4	5	1,108	10,264	**22,725**
499,314	553,747	665,622	734,122	819,367	855,804	**963,390**
18,243	17,823	20,489	19,065	19,667	566,092	**591,017**
–	–	–	–	–	–	**19,272**
10,924	10,748	15,386	21,093	23,268	88,069	**87,535**
528,481	582,318	701,497	774,280	862,302	1,509,965	**1,661,214**
3.96	3.01	4.07	3.17	3.84	2.56	**2.99**
N/A	N/A	4.07	3.17	3.84	2.56	**2.99**
1.3	1.3	1.7	1.7	2.0	1.7	**1.7**
13.6	15.1	18.1	20.0	22.3	23.3	**26.2**


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 30th July 2007 at 11:30 am is set out on pages 12 to 15 of this circular. Whether or not you are able to attend the meeting, please complete and return the proxy form in accordance with the instructions printed thereon to the Hong Kong Head Office of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the proxy form will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

28th June 2007

CONTENT

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 30th July 2007 at 11:30 am, notice of which is set out on pages 12 to 15 of this circular, or any adjournment thereof
"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Issue Mandate"	the proposed ordinary resolution as referred to in resolution no. 7 of the Notice of AGM
"Latest Practicable Date"	18th June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Notice of AGM"	the notice of the AGM set out on pages 12 to 15 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 8 of the Notice of AGM
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate

"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holders of the Share(s) in issue
"Share(s)"	share(s) of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

* Yik-Chun Koo Wang
Honorary Chairman

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive

Winnie Wing-Yee Wang
Vice-Chairman

Richard Li-Chung Wang
Executive Director

Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Michael John Enright

Laura May-Lung Cha *JP*

* Peter Kin-Chung Wang

Oscar de Paula Bernardes Neto

* *Non-Executive Director*
# *Independent Non-Executive Director*

Hong Kong Head Office

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, N.T.
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Dear Sir or Madam,

PROPOSAL FOR RE-ELECTION OF DIRECTORS, AND GRANT OF GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and provide you with information on matters to be dealt with at the AGM: (i) re-election of Directors; (ii) grant of general mandate to issue Shares; and (iii) grant of general mandate to repurchase Shares.

RE-ELECTION OF DIRECTORS

According to Bye-Law 109(A) of the Bye-Laws, Mrs. Laura May-Lung Cha, Mr. Peter Kin-Chung Wang and Mr. Oscar de Paula Bernardes Neto will retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Their requisite details are set out in Appendix I to this circular.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

On 20th July 2006 a general and unconditional mandate was given to the Directors to issue, allot and dispose of additional shares of the Company up to a limit of 5% of the aggregate nominal amount of the issued share capital of the Company as at that date.

Such general mandate will cease to be effective at the conclusion of the AGM. The Directors believe that the renewal of the general mandate is in the interest of the Company and Shareholders and accordingly, the Issue Mandate will be sought from Shareholders at the AGM to authorise the Directors to issue, allot and dispose of additional shares of the Company up to 5% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the Company will therefore be allowed under the Issue Mandate to issue a maximum of 183,689,446 Shares.

On 20th July 2006 a general and unconditional mandate was also given to the Directors to exercise the powers of the Company to repurchase Shares up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Such mandate will lapse at the conclusion of the forthcoming AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 367,378,892 Shares. In accordance with the Repurchase Rules, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix II to this circular.

Conditional upon the passing of the Resolutions 7 and 8, an ordinary resolution to authorise the Directors to exercise the powers to issue, allot and dispose of additional Shares of the Company under the Issue Mandate in respect of the aggregate nominal amount of the share capital in the Company repurchased by the Company will also be proposed for approval by Shareholders at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

The Notice of AGM, which contains resolutions in respect of the re-election of directors, Issue Mandate and Repurchase Mandate is set out on pages 12 to 15 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Hong Kong Head Office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of the proxy will not prevent you from attending and voting in person at the AGM should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the AGM are set out in Appendix III to this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice of AGM are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 28th June 2007

The following are the particulars of the Directors proposed to be re-elected at the AGM:

Laura May-Lung Cha *JP*
Independent Non-Executive Director
Member of Audit Committee

Laura May-Lung Cha, age 57, has been an Independent Non-Executive Director of the Company since 2004. She obtained a BA degree from the University of Wisconsin and a JD degree from the University of Santa Clara. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was the Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Bank of Communications and an independent non-executive director of Hong Kong Exchange and Clearing Limited, Baoshan Iron and Steel Company Limited and Tata Consultancy Services Limited. She is also Chairman of the Hong Kong University Grants Committee, Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption in Hong Kong, a member of the Advisory Board of the Millstein Center of Corporate Governance and Performance at the Yale University, a Senior Advisor to The Investor AB Group in Sweden and a member of the International Council of The Asia Society. Mrs. Cha has not held any directorship in other public companies during the last three years.

Mrs. Cha has not entered into any service contract with the Company. She was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mrs. Cha received a director's fee of US$36,410 for the year ended 31st March 2007.

Mrs. Cha is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company, nor does she have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of her re-election.

Peter Kin-Chung Wang
Non-Executive Director

Peter Kin-Chung Wang, age 53, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and Chief Executive Officer of Tristate Holdings Limited and the Chairman and Managing Director of Hua Thai Manufacturing Public Company Limited. He is the Chairman of the Hong Kong Garment Manufacturers Association Ltd., a director of the Textile Council of Hong Kong Limited and The Federation of Hong Kong

Garment Manufacturers, a member of the Executive Committee of the Hong Kong Shippers' Council, a Court Member of The Hong Kong Polytechnic University and a member of the Textile and Garment Subsector of the Election Committee for electing the Chief Executive of the Hong Kong Special Administrative Region in 2007. He has not held any directorship in other public companies during the last three years.

Mr. Wang has not entered into any service contract with the Company, but he is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's emolument is determined by Remuneration Committee with reference to his experiences, as well as remuneration benchmark in the industry and the prevailing market trends. Mr. Wang received a director's emolument of US$25,000 for the year ended 31st March 2007.

Mr. Wang is a son of Ms. Yik-Chun Koo Wang, the Honorary Chairman; a brother of Dr. Patrick Shui-Chung Wang, the Chairman and Chief Executive; Ms. Winnie Wing-Yee Wang, the Vice-Chairman and Mr. Richard Li-Chung Wang, the Executive Director. Mr. Wang does not have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Oscar de Paula Bernardes Neto
Independent Non-Executive Director
Member of Remuneration Committee

Oscar de Paula Bernardes Neto, age 60, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently a partner of Integra Associados and a Director of Delphi Corporation, Metalúrgica Gerdau S.A., Gerdau S.A., Companhia Suzano de Papel e Celulose, Satipel S.A., Localiza and São Paulo Alpargatas S.A. He is also a member of the Advisory Boards of Bunge Brasil, RBS, Alcoa Brasil and Veirano Associados. Mr. Bernardes has not held any directorship in other public companies during the last three years.

Mr. Bernardes has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mr. Bernardes received a director's fee of US$33,800 for the year ended 31st March 2007.

Mr. Bernardes is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company, nor does he have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Shares.

Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the AGM in 2008, the date by which the next AGM of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Repurchase Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position or gearing position of the Group in comparison to the position shown, as at 31st March 2007, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company and its Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2006	6.05	5.30	December 2006	6.24	5.30
July 2006	5.75	5.42	January 2007	5.94	5.25
August 2006	5.80	5.12	February 2007	6.13	5.55
September 2006	7.05	5.72	March 2007	5.76	5.17
October 2006	6.87	6.01	April 2007	5.23	4.70
November 2006	6.50	5.75	May 2007	4.90	4.50

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Repurchase Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 59.56% of the issued share capital of the Company. As at that date, 40.44% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 66.18%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Bye-Law 78 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 30th July 2007 at 11:30 am for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2007;

2. To declare a final dividend in respect of the year ended 31st March 2007;

3. To re-elect the following Directors:

   (a) Mrs. Laura May-Lung Cha as an independent non-executive director;

   (b) Mr. Peter Kin-Chung Wang as an independent non-executive director;

   (c) Mr. Oscar de Paula Bernardes Neto as an independent non-executive director;

4. To confirm the fees of Directors;

5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board

Susan Chee-Lan Yip
Company Secretary

Hong Kong, 28th June 2007

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The transfer books and the register of members of the Company will be closed from Wednesday, 25th July 2007 to Monday, 30th July 2007, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration not later than 4:30 pm on Tuesday, 24th July 2007.

4. As at the date of this circular, the Board of Directors of the Company consists of:

Yik-Chun Koo Wang	*Honorary Chairman*
Patrick Shui-Chung Wang	*Chairman and Chief Executive*
Winnie Wing-Yee Wang	*Vice-Chairman*
Richard Li-Chung Wang	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-Executive Director*
Patrick Blackwell Paul	*Independent Non-Executive Director*
Michael John Enright	*Independent Non-Executive Director*
Laura May-Lung Cha	*Independent Non-Executive Director*
Peter Kin-Chung Wang	*Non-Executive Director*
Oscar de Paula Bernardes Neto	*Independent Non-Executive Director*

此乃要件 請即處理

閣下如對本文件各方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

（股份代號：179）

建議
重選董事、
一般性授權
發行股份和購回股份
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零零七年七月三十日上午十一時三十分在香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳舉行股東週年大會，有關通告載於本通函第12至15頁。無論 閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港辦事處，地址為香港新界大埔大埔工業邨大順街6-22號德昌大廈，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零七年六月二十八日

目　錄

頁次

釋 義

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零七年七月三十日上午十一時三十分假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳舉行的股東週年大會或其任何續會，大會通告載於本通函第12至第15頁
「聯繫人」	指	上市規則所載涵義
「董事會」	指	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	指	本公司的公司細則
「本公司」	指	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所載涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「發行股份授權」	指	股東週年大會通告第七項決議案所述擬提呈之普通決議案
「最後實際可行日期」	指	二零零七年六月十八日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則（經不時修訂）
「股東週年大會通告」	指	載於本通函第12至15頁股東週年大會通告
「購回股份授權」	指	股東週年大會通告第八項決議案所述擬提呈之普通決議案
「購回建議」	指	授予董事會一般授權之購回建議，以行使本公司權力，在購回股份授權所述期間內購回最多達於購回股份授權通過當日本公司已發行股本百分之十之股份

「股份購回規則」	指	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	已登記的已發行股份持有人
「股份」	指	本公司股本中每股面值0.0125港元之股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「港元」	指	香港法定貨幣港元
「美元」	指	美國法定貨幣美元
「%」	指	百分比

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

董事會

* 汪顧亦珍
名譽主席

汪穗中*JP*
主席及行政總裁

汪詠宜
副主席

汪立忠
執行董事

Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Michael John Enright

史美倫*JP*

* 汪建中

Oscar de Paula Bernardes Neto

* *非執行董事*
# *獨立非執行董事*

香港辦事處

香港新界大埔大埔工業邨
大順街6-22號德昌大廈

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

建議重選董事及授予發行和購回股份的一般性授權

緒言

本通函旨在向　閣下發出股東週年大會通告以及提供在股東週年大會上處理的事宜之資料：(i)重選董事；(ii)授予發行股份的一般性授權；及(iii)授予購回股份的一般性授權。

重選董事

根據公司細則第一零九（甲）條，史美倫女士、汪建中先生及Oscar de Paula Bernardes Neto先生須於股東週年大會上輪值告退，並願膺選連任。

彼等資料詳載於本通函附錄甲。

股份發行及購回的一般性授權

於二零零六年七月二十日董事會獲授予一項一般及無條件授權，以發行、配發及處理不超過於當日本公司已發行股本面值總額百分之五的外加股份。

該項一般性授權將於股東週年大會結束時失效。董事會相信更新此一般性授權乃符合本公司及股東的利益，因此，在股東週年大會上將向股東尋求授予董事會發行股份授權，以發行、配發及處理本公司的外加股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之五。按最後實際可行日期的已發行股份3,673,788,920股計算（並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動），本公司根據發行股份授權可發行最多不超過183,689,446股股份。

於二零零六年七月二十日董事會亦獲授予一項一般及無條件授權，以行使購回本公司股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之十。此項授權將於即將舉行之股東週年大會結束時失效，故建議　閣下批准於股東週年大會上提呈一項普通決議案，授予董事會購回股份授權。按最後實際可行日期的已發行股份3,673,788,920股計算（並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動），本公司根據購回股份授權可購回最多不超過367,378,892股股份。根據股份購回規則之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄乙中。

在須通過決議案第七項及第八項的條件下，將在股東週年大會上提呈予股東批准一項普通決議案，以授權董事就本公司所購回股本的面值總額，根據發行股份授權，行使發行、配發及處理本公司的額外股份的權力。

股東週年大會通告

載有關於重選董事、發行股份授權及購回股份授權決議案的股東週年大會通告已詳載本通函第12至15頁。

隨本通函附股東週年大會適用之代表委任表格。不論　閣下是否擬親自出席股東週年大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港辦事處。即使填妥及交還代表委任表格後，　閣下仍可親自出席股東週年大會，並於會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本通函附錄丙中。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為列於股東週年大會通告的決議案乃符合本公司、本集團及其股東整體之最佳利益，因此，董事建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零零七年六月二十八日

下列為將於股東週年大會重選連任董事的資料:

史美倫*JP*
獨立非執行董事
審核委員會成員

史美倫,五十七歲,於二零零四年成為本公司的獨立非執行董事。她擁有威斯康辛大學文學士學位,以及聖克拉拉大學法律博士學位。她於八十年代分別在三藩市及香港的律師事務所任職律師。她曾任香港證券及期貨事務監察委員會副主席、中國證券監督管理委員會副主席及美國百人會成員。史女士現為香港特別行政區行政會議非官守議員、中國證監會國際顧問委員會副主席、香港上海滙豐銀行有限公司非執行副主席、交通銀行非執行董事,以及香港交易及結算所有限公司、寶山鋼鐵股份有限公司及塔塔諮詢服務公司 (Tata Consultancy Services Limited) 獨立非執行董事。她亦是大學教育資助委員會主席、香港廉政公署諮詢委員會主席、耶魯大學米爾斯坦公司管治中心 (Millstein Center of Corporate Governance and Performance) 諮詢委員會成員,瑞典The Investor AB Group的高級顧問及亞洲協會國際委員會成員。史女士過去三年並無在其他上市公司擔任董事職務。

史女士與本公司並無訂立任何服務合約,其委任年期為兩年,惟須根據公司細則之規定,於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零七年三月三十一日止年度,史女士收取36,410美元的董事袍金。

史女士並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連,亦無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之任何權益。

除上述披露者外,並無按《上市規則》第13.51(2)條之規定而須予披露之資料,及概無其他就史女士之重選而需要使本公司股東知悉的其他事項。

汪建中
非執行董事

汪建中,五十三歲,一九八二年成為本公司非執行董事。他於美國 Purdue University 專攻工業工程,獲理學士銜,其後獲波士頓大學工商管理碩士銜。他是聯亞集團有限公司的主席及行政總裁和 Hua Thai Manufacturing Public Company Limited 之主席及董事總經理。他亦是香港製衣業廠商協會會長、香港紡織

業聯會董事、香港製衣業總商會會董、香港付貨人委員會執行委員會成員、香港理工大學顧問委員會會員及就二零零七年選舉香港特別行政區行政長官設立之選舉委員會紡織及製衣界別成員。他過去三年並無在其他上市公司擔任董事職務。

汪先生與本公司並無訂立任何服務合約，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的酬金由薪酬委員會參照其經驗、同業水平及市場情況而釐定。截至二零零七年三月三十一日止年度，汪先生收取25,000美元的董事酬金。

汪先生為本公司名譽主席汪顧亦珍女士之兒子、主席及行政總裁汪穗中博士、副主席汪詠宜女士及執行董事汪立忠先生之弟弟。汪先生亦無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他就汪先生之重選而需要使本公司股東知悉的其他事項。

Oscar de Paula Bernardes Neto
獨立非執行董事
薪酬委員會成員

Oscar de Paula Bernardes Neto，六十歲，二零零三年成為本公司獨立非執行董事。他持有 Federal University of Rio de Janeiro-Brazil 的化學工程學位、曾任 Booz Allen & Hamilton 高級合夥人及 Bunge International 行政總裁。Bernardes 先生現任 Integra Associados 合夥人及 Delphi Corporation、Metalúrgica Gerdau S.A.、Gerdau S.A.、Companhia Suzano de Papel e Celulose、Satipel S.A. 及 Localiza and São Paulo Alpargatas S.A. 的董事。他亦是 Bunge Brasil、RBS、Alcoa Brasil 及 Veirano Associados 的諮詢委員會成員。Bernardes 先生過去三年並無在其他上市公司擔任董事職務。

Bernardes先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零七年三月三十一日止年度，Bernardes 先生收取33,800美元的董事袍金。

Bernardes 先生並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連，亦無擁有按《證券及期貨條例》第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他就 Bernardes 先生之重選而需要使本公司股東知悉的其他事項。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由3,673,788,920股股份組成。

倘購回股份授權予以全面行使，而於股東週年大會日期前再無發行或購回股份，本公司於二零零八年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股。

進行購回股份之原因

董事會相信，購回建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

提供購回股份之資金

根據購回股份授權，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則，本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，可供以股息方式分派之溢利或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份授權獲股東批准，董事會並無計劃立即行使其就購回股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於最後實際可行日期之現有已發行股本百分之十之股份（批准購回股份之最高數目）（惟本公司目前並無此計劃），則有可能對本集團之營運資金或借貸水平（與本集團之經審核綜合賬目所顯示於二零零七年三月三十一日之狀況比較）造成重大不利影響。若購回股份（以有關購回股份當時本集團之財務狀況計）會對本集團之營運資金或資本負債狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司及其股東最為有利。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零六年六月	6.05	5.30	二零零六年十二月	6.24	5.30
二零零六年七月	5.75	5.42	二零零七年一月	5.94	5.25
二零零六年八月	5.80	5.12	二零零七年二月	6.13	5.55
二零零六年九月	7.05	5.72	二零零七年三月	5.76	5.17
二零零六年十月	6.87	6.01	二零零七年四月	5.23	4.70
二零零六年十一月	6.50	5.75	二零零七年五月	4.90	4.50

披露權益

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，倘購回股份授權獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則適用，彼等將根據上市規則及適用之百慕達法例行使購回股份授權。

於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之五十九點五六權益。於該日，本公司已發行股本之百分之四十點四四由公眾人士持有。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即於最後實際可行日期之現有已發行股本之百分之十（惟本公司目前並無此計劃），若干汪氏家族信託權益所佔之持股量將增至百分之六十六點一八。就董事會所知，根據收購守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何關連人士知會本公司，倘購回股份授權獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份（無論是否於聯交所進行）。

本公司之公司細則第七十八條載有股東要求以投票方式表決的程序：

在任何股東大會上，任何提呈大會投票表決之決議案均以舉手方式表決，除非以下人士要求以投票方式表決（在宣佈以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時）：

(甲) 大會主席；或

(乙) 最少三名有權於會上投票之股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丙) 佔全體有權於會上投票之股東之投票權總額不少於十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丁) 任何持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之股東，不論是親身出席之股東或公司之正式授權代表或受委代表。

除非有人要求以投票方式表決而沒被撤銷，主席宣佈一項議案經舉手表決一致通過或大多數通過，或被否決，而在公司會議記錄為該事項作記載時，即為此項事實之具有決定性之證據，而無需再証明記錄所得之贊成或反對票數目或比率。

股東週年大會通告

逕啟者：德昌電機控股有限公司（「本公司」）茲訂於二零零七年七月三十日星期一上午十一時三十分，假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳舉行股東週年大會，以便處理下列事項：

一、 省覽及接納截至二零零七年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告；

二、 宣佈派發截至二零零七年三月三十一日止年度的末期股息；

三、 重選董事：

（甲） 史美倫女士為獨立非執行董事；

（乙） 汪建中先生為獨立非執行董事；

（丙） Oscar de Paula Bernardes Neto 為獨立非執行董事；

四、 釐定董事袍金；

五、 重聘核數師並授權董事釐定其酬金；

六、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**本公司董事之人數定為十五名，並授權董事推選及委任新加董事，惟總數不多於十五名。」；

七、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

（甲） 一般及無條件批准董事會根據以下（丙）段於有關期間行使本公司之所有權力以發行、配發及處理本公司股本中的外加股份及提出或給予可以或需要行使該權之建議、協議及認股權；

（乙） （甲）段的批准使本公司董事會在有關期間內將有權提出或給予建議、協議及認股權，此舉或需要在有關期間後行使該權；

(丙) 除根據

(i) 配售新股，或

(ii) 本公司的認股權計劃所給予之認股權

外，董事會根據(甲)段之批准配發或有條件或無條件同意配發本公司股本之面值總額(無論是根據優先權或其他情況)將不得超過本公司在本決議案通過日期已發行股本面值總額百分之五；及

(丁) 本議案所載各詞釋義如下：

就本決議案而言：「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案；及

「配售新股」乃指董事會向在指定日期已登記於本公司股東冊上之股份持有人，根據所持股份比例而增發之股份或其他證券(本公司董事會如認為有需要及有利時，可排除其配售權益或作其他安排，例如零碎權益，或因香港以外地區之認可管理機關或股票交易所之規定或法例所列之限制或責任)。」；

八、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准董事會於有關期間行使本公司之所有權力，遵循及按照所有適用之法例購回其本身之股份；

(乙) 本公司根據(甲)段之批准於有關期間可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十，而根據(甲)段授予之權力亦應以此為限；

(丙) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；

九、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**於召開本大會通告所載第七項及第八項普通決議案通過後，將本公司董事會根據該項一般性授權而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第八項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過日期本公司已發行股本總面值之百分之十。」。

承董事會命

葉熾蘭

公司秘書

香港，二零零七年六月二十八日

附註:

一、 凡有資格出席及投票之股東,均可委派一位或多位代表出席及投票;代表人不必為本公司股東,茲附上代表委任表格,填妥及交回代表委任表格後,股東仍可出席投票。

二、 委任代表的文件連同簽署的授權書或其他授權文件(如有)或經由公證人簽署證明的授權書或授權文件的副本,須於大會舉行時間四十八小時前交回香港新界大埔大埔工業邨大順街6-22號德昌大廈本公司之香港辦事處,否則將視為無效。

三、 本公司將於二零零七年七月二十五日星期三至二零零七年七月三十日星期一(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲獲得派發建議末期股息之資格,所有股份過戶文件連同有關股票最遲須於二零零七年七月二十四日星期二下午四時三十分送交本公司之股份過戶登記分處香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖(請勿送往百慕達之股份過戶登記處),辦理股份過戶登記手續。

四、 於本通函發出日期,本公司的董事會成員開列如下:

汪顧亦珍	*名譽主席*
汪穗中	*主席及行政總裁*
汪詠宜	*副主席*
汪立忠	*執行董事*
Peter Stuart Allenby Edwards	*獨立非執行董事*
Patrick Blackwell Paul	*獨立非執行董事*
Michael John Enright	*獨立非執行董事*
史美倫	*獨立非執行董事*
汪建中	*非執行董事*
Oscar de Paula Bernardes Neto	*獨立非執行董事*


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

NOTIFICATION

NOTICE OF ANNUAL GENERAL MEETING

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchange and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Johnson Electric Holdings Limited at www.johnsonelectric.com/investors/pdf/Notice%20of%20AGM%20-%20Eng.pdf.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at Johnson Building, 6 – 22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong from 9:00 a.m. to 5:30 p.m., Mondays to Fridays (excluding public holidays), from today until 30th July 2007. Copies will be provided upon request at no cost.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 27th June 2007


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

TRADING UPDATE

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Johnson Electric Holdings Limited announces details of information which may be covered in discussions with investors and securities analysts prior to its annual results announcement for the financial year ended 31st March 2007.

Johnson Electric Holdings Limited ("Johnson Electric" or "the company") is scheduled to report its annual results for the financial year ending 31st March 2007 on 8th June 2007. Ahead of its annual results announcement (and prior to the finalisation and audit of the accounts for the said financial year), the company may hold discussions with shareholders, investors, and securities analysts in the normal course of its business that may cover aspects of Johnson Electric's performance for the year.

In order to provide greater disclosure to shareholders and potential investors and to ensure they all receive equal access to the same information at the same time, this performance update statement provides details of the information that may be covered in those discussions.

SALES OVERVIEW

Based on its performance to date, Johnson Electric expects total Group sales for the twelve months ending 31st March 2007 to increase by approximately 36% over the prior financial year. This increase is primarily due to the full year sales contributions of Saia-Burgess Electronics Holding AG and Parlex Corporation which were acquired in November 2005. Excluding the effects of acquisitions, most of the Group's business units have been recording flat to moderate year-on-year growth rates in a relatively challenging market environment.

FACTORS IMPACTING GROSS MARGINS

As detailed in Johnson Electric's half-year results announcement in December 2006, the profitability of the Group continues to be affected by high volatility in raw material prices – particularly copper and steel, which together represent the largest portion of the Group's materials purchases.

Lower average steel prices compared to the prior year have had a positive effect on the business. Other factors that have had a beneficial impact on gross profitability are increased average selling prices for certain motor products, and the strength of the Euro currency against the US Dollar which has benefited the company's Automotive Products Group in particular. The company also continues to make progress in improving its production efficiency through a variety of operational initiatives including in-sourcing the production of selected components.

Offsetting the above positive factors, the company has been experiencing the negative effects of higher average copper prices compared to the prior year, as well as significant increases in PRC labour rates and the strengthening of the Renminbi currency.

The combination of the above factors, as well as others, is presently expected to result in a slight improvement in the company's gross margins compared to the prior year.

IMPACT OF BUSINESS RESTRUCTURING AND RECENT ACQUISITIONS ON NET EARNINGS

The acquisitions of Saia-Burgess Electronics and Parlex have resulted in a number of restructuring initiatives designed to improve the long-term competitive position of these businesses and the expanded Johnson Electric Group. The integration of Saia-Burgess is progressing according to plan with particular attention being focused on improving the performance of its switches operations. On the other hand, Parlex, a flexible printed circuit board manufacturer, has not performed as well as expected, necessitating a strengthening of management processes and controls.

For the financial year ended 31st March 2007, the Group expects to report total restructuring charges and provisions associated with acquisitions, as well as certain other one-time restructuring charges and provisions related to its global manufacturing operations, of approximately US$13 million.

Based on performance trends and information available to date and the combined effects of a full year contribution from recently acquired businesses (including associated amortization and financing costs), one-time restructuring charges, and a slightly higher effective tax rate, it is anticipated that Johnson Electric's profit attributable to shareholders for the financial year ending 31st March 2007 will increase by between 8% and 18% compared to the preceding financial year.

Johnson Electric is scheduled to report its annual results for the financial year ending 31st March 2007 on 8th June 2007.

FORWARD-LOOKING STATEMENTS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities. It may contain certain forward-looking statements with respect to the business and financial performance of the company. These forward-looking statements represent the company's expectations or beliefs, as well as assumptions concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

As at the date of this announcement, the board of directors of the company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar De Paula Bernardes Neto, being the Independent Non-executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Shui-Chung Wang
Chairman and Chief Executive

29th March 2007

BEST AVAILABLE COPY

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2007

HIGHLIGHTS

- Total sales were US$2,087 million – an increase of 37% compared to the 2006 financial year
- Operating profit after restructuring charges and provisions was US$164 million, an increase of 35%
- Net earnings attributable to shareholders increased by 17% to US$110 million or 2.99 US cents per share
- The Board has recommended a final dividend of 1.09 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.67 US cents per share

The Directors announce that the audited consolidated profit attributable to equity holders for the year ended 31st March 2007 was US$109,696,000, an increase of 17% over the corresponding year in 2006

FINANCIAL RESULTS

The audited consolidated profit and loss account for the year ended 31st March 2007 together with comparative figures for the corresponding year in 2006 is set out below:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2007 US$'000	2006 US$'000
Sales	2	2,086,628	1,526,328
Cost of goods sold		(1,574,401)	(1,149,235)
Gross profit		512,227	377,093
Other income and gains		12,137	13,155
Selling and administrative expenses		(347,994)	(251,529)
Restructuring provisions	3	(12,245)	(17,248)
Operating profit	4	164,145	121,471
Finance costs		(27,908)	(7,618)
Share of (losses)/profits of jointly controlled entities/associated companies		(302)	2,398
Profit before income tax		135,935	116,251
Income tax expenses	5	(22,932)	(21,884)
Profit for the year		113,003	94,367
Attributable to:			
Equity holders of the Company		109,696	93,990
Minority interests		3,307	377
		113,003	94,367
Dividends	6	61,238	61,230
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
Basic	7	2.99	2.56
Diluted	7	2.99	2.56

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31st March 2007

	Note	2007 US$'000	2006 US$'000
Property, plant and equipment		390,019	378,543
Investment properties		24,208	17,202
Leasehold land and land use rights		24,805	25,355
Intangibles		667,154	631,592
Other non-current assets		42,553	56,873
Current assets			
Stocks and work in progress		251,170	233,379
Trade and other receivables	8	458,859	418,177
Derivative financial instruments		9,463	7,989
Other financial assets at fair value through profit or loss		995	2,707
Income tax recoverable		1,817	3,716
Bank balances and cash		149,282	238,510
		[illegible]	[illegible]

	Manufacturing 2007 US$'000	Trading 2007 US$'000	Group 2007 US$'000
Total assets			
Segment assets	1,945,074	37,150	1,985,226
Associated companies	2,364	–	2,364
Deferred income tax assets and income tax recoverable	32,735	–	32,735
	1,993,173	37,150	2,020,325
Total liabilities			
Segment liabilities	940,104	15,092	955,196
Deferred income tax liabilities and income tax payable	101,202	537	101,739
	1,041,306	15,629	1,056,935
Other information			
Restructuring provisions	12,245	–	12,245
Capital expenditure	76,189	594	76,783
Addition of property, plant and equipment from the acquisition of subsidiaries	10,029	–	10,029
Depreciation on property, plant and equipment	70,706	118	70,824
Amortisation charge on leasehold land and land use rights	689	–	689
Amortisation charge on intangibles	17,105	92	17,197

	Manufacturing 2006 US$'000	Trading 2006 US$'000	Group 2006 US$'000
Sales	1,460,574	65,754	1,526,328
Operating profit/(loss)	122,998	(1,527)	121,471
Finance costs	(7,616)	(2)	(7,618)
Share of profits of jointly controlled entities and associated companies	2,398	–	2,398
Profit before income tax	117,780	(1,529)	116,251
Income tax expenses	(21,618)	(266)	(21,884)
Profit for the year	96,162	(1,795)	94,367
Total assets			
Segment assets	1,929,082	29,818	1,958,900
Jointly controlled entities	16,494	–	16,494
Associated companies	2,271	–	2,271
Deferred income tax assets and income tax recoverable	36,273	105	36,378
	1,984,120	29,923	2,014,043
Total liabilities			
Segment liabilities	1,038,859	12,962	1,051,821
Deferred income tax liabilities and income tax payable	106,499	(81)	106,418
	1,145,358	12,881	1,158,239
Other information			
Restructuring provisions	17,248	–	17,248
Capital expenditure	65,577	86	65,663
Addition of property, plant and equipment from the acquisition of subsidiaries	143,425	–	143,425
Depreciation on property, plant and equipment	55,588	62	55,650
Amortisation charge on leasehold land and land use rights	318	–	318
Amortisation charge on intangibles	7,828	–	7,828

(b) *Secondary reporting format – geographical segments*

In presenting information on the basis of geographical segments, sales are attributed to the region from which the customer order originated. Segment assets and capital expenditure are based on the location of the assets

	Sales 2007 US$'000	Sales 2006 US$'000	Capital expenditure 2007 US$'000	Capital expenditure 2006 US$'000	Segment assets 2007 US$'000	Segment assets 2006 US$'000
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

FINAL DIVIDEND

The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 30th July 2007 payment of a final dividend of 8.5 HK cents equivalent to 1.09 US cents per share (2006: 8.5 HK cents or 1.09 US cents) payable on 3rd August 2007 to persons who are registered shareholders of the Company on 30th July 2007 making a total distribution of 13 HK cents equivalent to 1.67 US cents per share for the year ended 31st March 2007 (2006: 13 HK cents or 1.67 US cents)

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Wednesday, 25th July 2007 to Monday, 30th July 2007, both dates inclusive, during which no transfer of shares will be registered

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Tuesday, 24th July 2007.

CHAIRMAN'S STATEMENT

To Our Shareholders,

Johnson Electric recorded increased sales and earnings in the 2007 financial year in a difficult operating environment. Global component manufacturers like ourselves continue to be heavily impacted by high and volatile raw material prices, rising production costs in mainland China, and soft demand in many important end-customer markets – most notably in the North American and European automotive sectors.

Despite these strong headwinds, the Group continued to make positive progress in integrating and building upon the technology, talent and new customer channels that became part of the business as a result of the acquisitions of Saia-Burgess Electronics and Parlex Corporation.

Summary of 2006-07 Results

- For the financial year ended 31st March 2007, total sales were US$2,087 million – an increase of 37% compared to the 2006 financial year
- Operating profit after restructuring charges and provisions was US$164 million, an increase of 35%
- Net earnings attributable to shareholders increased by 17% to US$110 million or 2.99 US cents per share
- The Board has recommended a final dividend of 1.09 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.67 US cents per share

Sales Performance

The significant increase in sales was primarily due to the inclusion of a full year of sales contributions from Saia-Burgess Electronics and Parlex Corporation which were acquired in November 2005, compared to only five months in the previous year. Excluding the effect of adding those acquisitions and other recently consolidated businesses, including Ri Yong, Group sales grew by an underlying rate of approximately 5%.

The Automotive Products Group (APG), the largest operating division, generated sales of US$1,051 million – an increase of 35% over the prior year following the combining of Johnson Electric's original automotive motors business units with the automotive actuator, stepper motor, and other auto related products of Saia-Burgess. The division is competing in a market where many of its major OEM customers are experiencing severe financial pressure and overcapacity, although it did benefit from the strength of the Euro currency against the US Dollar during the year. So far, the structural problems facing the automotive industry, along with the nature of many long-term component supply agreements, have constrained the ability of the Group to pass on the full effects of higher raw material prices to our customers.

The Industry Products Group (IPG) recorded sales of US$722 million – a 20% increase compared to the prior year which was mostly due to the merging of the former Commercial Motors division of Johnson Electric with the Industry division of Saia-Burgess. Progress was made in achieving higher price realisation for selected motor products in this division, though competitive pressures in the more standardised segments of the market continued to be intense.

	2007	2006
Borrowings	[illegible]	379
Provisions and other liabilities	20,615	184,920
	25,539	25,150
	359,111	504,078
NET CURRENT ASSETS	512,475	400,400
TOTAL ASSETS LESS CURRENT LIABILITIES	1,661,214	1,509,965
Non-current liabilities		
Borrowings	552,900	523,193
Derivative financial instruments	19,272	-
Deferred income tax liabilities	87,535	88,069
Provisions and other liabilities	38,117	42,899
	697,824	654,161
NET ASSETS	963,390	855,804
EQUITY		
Share capital	82,062	81,412
Reserves	818,568	724,093
Proposed dividends	40,035	40,035
	940,665	845,540
Minority interests	22,725	10,264
TOTAL EQUITY	963,390	855,804

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st March 2007

	2007 US$'000	2006 US$'000
Gain on revaluation of property, plant and equipment transfer to investment properties	4,662	2,368
Deferred income tax effect on gain on revaluation of property, plant and equipment transfer to investment properties	(816)	(414)
Fair value gains/(losses) on available-for-sale financial assets	521	(627)
Fair value (losses)/gains on hedging instruments	(2,273)	6,724
Deferred income tax effect on fair value (losses)/gains on hedging instruments	398	(1,177)
Actuarial gains of defined benefit plan	1,798	5,777
Deferred income tax effect on actuarial gains of defined benefit plan	(950)	(1,058)
Adjustment arising on translation of foreign subsidiaries and associated companies	40,799	(7,359)
Net income recognised directly in equity	44,139	4,234
Profit for the year	113,003	94,367
Total recognised income for the year	157,142	98,601

Note:

1. **Principal accounting policies**

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

In 2006/07, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 and HKFRS 4 (Amendment)	Financial guarantee contracts
HK(IFRIC)-Int 4	Determining whether an arrangement contains a lease

The adoption of new/revised HKASs, HKAS 21 (Amendment), HKAS 39 and HKFRS 4 (Amendment) and HK(IFRIC)-Int 4, did not result in substantial changes to the Group's accounting policies. In summary:

- Amendment to HKAS 21 requires exchange differences arising on a monetary item that forms part of an entity's net investment in a foreign operation to be initially recognised in equity in the entity's consolidated financial statements. This is consistent with the current accounting treatment of the Group, thus the management considered that there is no significant impact.
- The Group adopted HKFRS 4 – Insurance Contracts to account for its financial guarantee contracts, the adoption had no material effect on the Group's accounting policies.
- HK(IFRIC)-Int 4 had no material effect on the Group's accounting policies.

2. **Segment information**

(a) *Primary reporting format – business segments*

Turnover of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The Group has changed the primary reporting segments to align with its internal reporting structure. The manufacturing segment comprised automotive products group (APG), industry products group (IPG) and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group.

The segment results for the year ended 31st March are as follows:

	Manufacturing 2007 US$'000	Trading 2007 US$'000	Group 2007 US$'000
Sales	1,989,907	96,721	2,086,628
Operating profit	161,700	2,445	164,145
Finance costs	(27,906)	(2)	(27,908)
Share of losses of jointly controlled entities and associated companies	(302)	-	(302)
Profit before income tax	133,492	2,443	135,935
Income tax expenses	(22,143)	(789)	(22,932)
Profit for the year	111,349	1,654	113,003

Restructuring provisions

Restructuring provisions are related to closure of certain plants in Europe, US and China. The costs incurred during the year represent mainly asset write-offs, severance payments and provisions for other shutdown costs.

	2007 US$'000	2006 US$'000
Asset write-offs (including provision for impairment)	1,004	3,154
Other costs	11,241	14,094
Total provision	12,245	17,248

4. **Depreciation and amortisation**

During the year, depreciation of US$70,335,000 (2006: US$34,394,000) in respect of property, plant and equipment, amortisation of US$689,000 (2006: US$318,000) in respect of leasehold land and land use rights and amortisation of US$17,197,000 (2006: US$7,828,000) in respect of intangibles were charged in the profit and loss account.

5. **Income tax expenses**

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2007 US$'000	2006 US$'000
Current taxation		
Hong Kong profits tax	(9,715)	(6,070)
Overseas taxation	(22,218)	(19,554)
Over/(under) provisions in prior years	4,919	(2,656)
	(27,006)	(28,280)
Deferred income tax	4,074	6,396
	(22,932)	(21,884)

6. **Dividends**

	2007 US$'000	2006 US$'000
Interim, paid, of 0.58 US cents per share (2006: 0.58 US cents)	21,195	21,195
Final, proposed, of 1.09 US cents per share (2006: 1.09 US cents)	40,035	40,035
	61,230	61,230

7. **Earnings per share**

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to equity holders of the Company (thousands US dollar)	109,696	93,090
Weighted average number of ordinary shares in issue (thousands)	3,671,883	3,672,599
Basic earnings per share (US cents per share)	2.99	2.56

The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2007.

8. **Trade and other receivables**

The trade and other receivables include trade receivables of US$408,178,000 (2006: US$375,558,000). The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on invoice date was as follows:

	0–60 days US$'000	61–90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March 2007	326,703	35,693	45,782	408,178
Balance at 31st March 2006	284,475	41,226	49,857	375,558

9. **Trade and other payables**

The trade and other payables include trade payables of US$182,976,000 (2006: US$194,925,000). The ageing analysis of trade payables based on invoice date was as follows:

	0–60 days US$'000	61–90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March 2007	148,275	11,454	23,247	182,976
Balance at 31st March 2006	151,055	15,652	28,218	194,925

10. **Commitments**

10.1 **Capital Commitments**

	2007 US$'000	2006 US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	3,935	2,415
Contracted but not provided for	7,600	12,375
	11,535	14,790
Investment in:		
Subsidiary, contracted but not provided for	-	4,045
Jointly controlled entity, contracted but not provided for	-	4,859
	-	8,904

10.2 **Operating Lease Commitments**

(i) At 31st March 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2007 Land and buildings US$'000	2007 Others US$'000	2006 Land and buildings US$'000	2006 Others US$'000
Not later than one year	14,088	1,197	12,620	1,525
Later than one year and not later than five years	34,547	1,197	31,563	1,353
Later than five years	10,733	8	8,030	-
	59,368	2,402	52,213	2,878

(ii) At 31st March 2007, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2007 US$'000	2006 US$'000
Not later than one year	1,820	1,777
Later than one year and not later than five years	1,759	3,105
	3,579	4,882

in the Group's Trading business and the consolidation of sales of China Autoparts, Inc., a small but fast growing PRC castings business that became a subsidiary in 2006.

Profit Improvements Constrained by High Input Costs and Restructuring Charges

As noted earlier, the profitability of the Group continues to be affected by high and volatile raw material costs – particularly copper, steel, and plastics which together represent the largest portion of the Group's materials purchases. In addition, the company has been bearing the negative financial effects of higher PRC labour rates and the strengthening of the Renminbi currency.

On the positive side, the company continues to make progress in improving its production efficiency through a variety of operational initiatives including in-sourcing the production of selected components and, compared to last year, lower average steel prices also have had a beneficial effect on the business.

Some business units have not been performing at the level expected and management is taking action to address the underlying performance issues. Parlex, for example, despite healthy top-line revenue growth has been behind plan on its restructuring and this has necessitated a strengthening in management controls and processes to ensure that it becomes a profitable contributor to the Group. Similarly, within the acquired Saia-Burgess group of businesses, the Switches operation is requiring focused attention to improve its manufacturing effectiveness and market positioning.

As part of the ongoing process to optimise the global manufacturing footprint of the enlarged business, Johnson Electric incurred total restructuring charges and provisions – including those relating to the shutdown of plants in Dalian, PRC and Cranston, USA – of slightly in excess of US$12 million, which compared to US$17 million in the prior year. The payback for these investments will be seen in the coming year.

The combination of the above factors resulted in the Group's operating profit margins being 8%, similar to last year.

Transformation towards Engineered Motion System Solutions

Twelve months ago, we were in the early stages of integrating two important acquisitions. A year on, I am pleased to report that Saia-Burgess and Parlex are clearly providing us with a set of capabilities and technology that is transforming and strengthening Johnson Electric's long-term prospects.

The Group is evolving from having a leading position in small DC motor products to having what is perhaps the broadest set of engineered motor and motion system solutions available in the market today – incorporating DC motors, stepper motors, actuators, solenoids, switches, precision gears, piezo ceramics and flexible printed interconnects. In fact, almost 30% of the combined sales of APG and IPG are already derived from products other than conventional electric motors.

The capability that we now have to develop customised solutions – involving motion sub-systems comprising several of the components that we design and manufacture ourselves – offers significant potential to add greater value to our customers and improve Johnson Electric's own economics over time.

In other respects, too, the business is being transformed. In the past, our operating model was geared to and built around a large-scale, low cost manufacturing platform in China and this remains a key source of advantage for Johnson Electric that we will continue to leverage and invest in. Increasingly though, the new global reach of the Group provides a closer day-to-day interface with the engineering and R&D teams of our key customers in Europe and North America which, in many segments, is an essential element in enabling us to develop innovative and *differentiated* solutions for our customers.

Naturally, this increased product scope and global reach of the enlarged Johnson Electric Group brings with it increased complexity and in consequence it is imperative that we organise and manage our business differently.

In the core operating divisions, management is being more systematic in defining where we wish to compete and in focusing resources on opportunities that offer the best potential for engineered solutions and higher price realisation. At the same time, in the corporate centre, we are strengthening financial planning and monitoring processes to improve the way in which we allocate capital across a more diverse portfolio of business activities. This means that business units not meeting target levels of performance will be subject to intensive scrutiny to determine whether the business can deliver the required returns within a reasonable period of time and whether there continues to be a logical and attractive fit for it within the Group.

Outlook

We are committed to transforming the Johnson Electric Group into a truly global business with market leading operating units producing the world's most innovative motion solutions. We are already a clear market leader in many of our largest market segments, our pipeline of innovative new products is healthy, and our ability to generate strong cash flows remains very sound indeed.

In the short-term, we anticipate aggregate organic revenue growth will remain in the range of 5 to 7 per cent per year. This reflects the impact from having a relatively large proportion of the Group's sales derived from certain segments of the automotive sector which are currently weak as well as our efforts to improve pricing to reflect increases in our cost base and our overall value proposition. We will continue to exit markets where price realisation reflects only the commoditisation of products and where profitability is therefore low. This overall growth also includes continuing success in our Trading business although margins there are, naturally, not comparable to the manufacturing segments.

On the cost side, there are no clear signs at present that the headwinds which have severely dampened Johnson Electric's financial performance in recent years are easing. Raw material prices remain at levels that are substantially above those experienced for much of the past two decades. In addition, operating costs in China continue to rise as a result of the appreciation of the Renminbi currency and upward pressure on wages and employee benefits. To help combat these pressures, we continue to seek new and innovative manufacturing practices by using techniques such as Gemba Kaizen to constantly increase output and improve productivity, and to lower our unit costs.

As a consequence, we currently anticipate that Group profits in 2007-2008 will be similar to this year, reflecting the revenue and cost dynamics referred to earlier and the fact that some of the top line growth will come from segments of the business which have inherently lower margins, such as our Trading business. This anticipated outcome remains contingent on unexpected changes in raw material costs.

Looking two to three years ahead, however, the transformation strategy we are currently pursuing will result in a stronger competitive position in areas where there is the greatest potential for growth, value-add, and improved profitability. With the talented team of people and new technologies that we have assembled over the past years I am confident that we are on a course which will result in a more sustainable and advantaged business over the longer term.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

FINANCIAL REVIEW

Overview

Total sales for the year were US$2,087 million, an increase of 37% over last year. This increase is primarily due to the inclusion of a full twelve months' sales of Saia-Burgess and Parlex which were acquired in November 2005, together with the consolidation of Shanghai Ri Yong in which the Group increased its shareholding in April 2006 to convert this former joint venture into a majority held subsidiary.

The Group reported profit attributable to equity holders of US$109.7 million, or 2.99 US cents per share for the year ended 31st March 2007, compared to profit attributable to equity holders of US$94.0 million or 2.56 US cents per share for last year. This represents an increase of 16.7%.

Cost of Sales and Gross Profit

The Group's gross profit was US$512.2 million, which at 24.5% of sales overall is in line with last year.

The profitability of the Group continued to be affected by relatively high and volatile raw material prices. The significant increase in copper prices throughout the year was only partially offset by decreased steel prices. Margins have also been reduced by increases in PRC labour rates and the strengthening of the Renminbi against the US dollar.

The adverse margin impacts noted above were largely offset by a strong Euro, relative to the US dollar, which benefited principally our European automotive business. We also saw some margin enhancement following operational initiatives such as in-sourcing the production of selected components and the moving of some production to our lower cost manufacturing centres in China and Eastern Europe.

Selling and Administrative Expenses ("SG&A")

SG&A expenses increased 38.4% to US$348.0 million, which at 16.7% of overall sales is in line with last year. The SG&A included the full year consolidation for Saia-Burgess, Parlex and Shanghai Ri Yong. We have a number of initiatives underway to streamline processes and structures, especially in Europe, in order to progressively reduce the cost of SG&A.

Restructuring Costs

The Group recorded restructuring costs in the year which totaled US$12.2 million compared to US$17.2 million last year. These costs related to the shutdown of plants in Dalian and Guangzhou (PRC), Cranston (USA) and to the reorganization of certain manufacturing operations in Europe. The payback for these investments will contribute to improving margins next year, and beyond.

Earnings Before Interest and Tax ("EBIT")

EBIT was US$164.1 million, an increase of US$42.6 million or 35.1% over last year. Excluding restructuring costs, EBIT was US$176.3 million, an increase of US$37.6 million or 27.1%. The Group EBIT (before restructuring costs) decreased from 9.1% as a percentage of sales last year to 8.4% this year, which reflects lower margins on acquired business, continuing pressures in material and labour costs, soft conditions in some of our markets and challenges with increasing prices.

Finance Costs

Interest expense for the year amounted to US$27.9 million compared to US$7.6 million last year. The increase is mainly due to the full year finance costs incurred on the bank loans to fund the acquisition of Saia-Burgess, Parlex and the Group's operational requirements.

Income Tax Expenses

Taxes on profits increased 4.6% to US$22.9 million, compared to US$21.9 million last year. The effective tax rate ("ETR") for the year was 16.9%, compared to 18.8% last year. Last year included a one off charge of US$2.6 million which had increased the effective tax rate by 2.2%, without which the rate would have been 16.6%. This year a release of tax provisions in Europe of US$4.9 million reduced the effective tax rate by 3.6%. Without this the rate would have been 20.5%. Excluding these two items, this represents an increase of 3.9% on last year. This is broadly in line with the Group's expectation of the effect of including a full year's tax charge for the Saia-Burgess businesses, which operate in countries with higher tax rates relative to the rest of the Group.

The increase in the underlying ETR from 16.6% to 20.5% results mainly from a change in the proportion of taxable profit which was earned in higher tax jurisdictions, with a greater share of profits now being earned in Europe.

Profit After Tax

Profit after taxation increased 19.7% to US$113.0 million.

FINANCIAL CONDITION

Operating Working Capital

(including Stocks and Work in Progress, Trade and Other Receivables, and Trade and Other Payables)

Operating Working Capital increased by US$35.5 million (9.4%) to US$412.0 million. Of that, US$14.8 million was due to the changes in exchange rates used in translation and an increase of US$7.1 million was due to the acquisition of Shanghai Ri Yong. An amount of US$6.6 million was recognised as a goodwill adjustment for the fair values of the operating working capital relating to businesses acquired in prior financial year. After adjusting for the impacts noted above, the underlying working capital increased by US$20.2 million, in line with the underlying rate of sales growth in the year (5.1%).

Cash and Borrowings

As at 31st March 2007, bank balances and cash were US$149.3 million, down US$89.2 million in the year as we used available cash to reduce our overall borrowing position.

As at 31st March 2007, cash balances held in US dollars were down by US$103.6 million at US$68.3 million, having used dollar balances to reduce short term borrowings. Other currencies increased by US$14.4 million to US$81.0 million. Of this, US$37.3 million is held in Euro and US$22.2 million in Renminbi. The spread of currencies in the Group is now more aligned to the Company's location of operations than last year. Of the total cash balances 45.7% is in US dollars (compared to 72.1% last year), 25.0% is in Euro (compared to 14.4% last year), and 14.8% is being held in Renminbi (compared to 8.6% last year).

At the balance sheet date, total borrowings amounted to US$573.5 million, a decrease of US$134.6 million from US$708.1 million last year. The Group has a five year loan of US$525.0 million which was originally drawn down in November 2005 for the acquisition of Saia-Burgess. This is repayable in full on the final maturity date of 31st March 2011, although earlier repayment is allowed without penalty.

Capital Structure and Liquidity

The Group's financial resources and liquidity remained healthy throughout the year. Net borrowings (total borrowings net of cash) at 31st March 2007 were US$424.2 million, down US$45.4 million as compared to US$469.6 million last year.

time. The Group gearing ratio (calculated on the total borrowings net of cash to the equity holders) was [illegible] as compared to 55.5% last year. The Group expects to lower its gearing ratio further in the coming year.

The Group's interest coverage ratio (profit before tax and interest expense divided by interest expense) is 6. Interest expense of US$27.9 million was incurred on the loans for the acquisition of Saia-Burgess and on borrowings to fund the Group's operational requirements.

For day-to-day liquidity management, and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities provided by its relationship banks which amount to US$250 million.

Funding requirements for capital expenditures are expected to be met by internal cash flows and there are currently no plans to make any significant change in the rate of capital expenditures compared with recent years.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

The monitoring and assessment of certain governance matters are allocated to four committees: Audit Committee, Remuneration Committee, Nomination And Corporate Governance Committee and Board Committee which operate under defined terms of reference and are required to report to the full board on a regular basis.

Full details of the Corporate Governance Report are set out in the Annual Report 2007 of the Company.

Code on Corporate Governance Practices

During the year ended 31st March 2007, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, *inter alia*, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, *inter alia*, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2007. No incident of non-compliance was noted by the Company to date in 2006/07.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the annual results for the year ended 31st March 2007.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.johnsonelectric.com) and the Stock Exchange (www.hkex.com.hk). The Company's Annual Report 2007 will be despatched to the shareholders and available on the same websites on or about 29th June 2007.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

On behalf of the board of directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 8th June 2007

Website: www.johnsonelectric.com

END